

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-40415



Mobile Infrastructure Corporation
(Exact name of registrant as specified in its charter)

Maryland	32-0777356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 W. 4th Street, Cincinnati, OH 45202
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (513) 834-5110

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	BEEP	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
	Smaller reporting company ☒
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $51.7 million.

As of February 28, 2025 there were 42.6 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the 2025 annual meeting of stockholders (the "Proxy Statement") are incorporated herein by reference in Part III of this annual report on Form 10-K. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the year ended December 31, 2024.

EXPLANATORY NOTE

During the quarter ended September 30, 2024, Mobile Infrastructure Corporation (the "Company") identified certain errors impacting our financial statements for the fiscal year ended December 31, 2023 and the fiscal quarters ended March 31, 2024 and June 30, 2024. The error resulted from a need to adjust the carrying amount of noncontrolling interest related to conversions of preferred shares into common shares. Revisions to the previously issued financial statements were provided in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (see Note 19 – Revision of Previously Issued Financial Information).

The Company maintains a clawback policy (the "Policy") applicable to incentive-based compensation granted to our "Executive Officers" (as such term is defined in Rule 10D-1 under the Securities Exchange Act of 1934 and Section 811 of the NYSE American Company Guide), which was approved by the Company's board of directors and became effective on October 2, 2023.

In addition to any share-based compensation grants granted to the Company's Executive Officers, for which vesting is dependent only on an executive's service to the Company and not based on any financial reporting measure, the incentive compensation paid by the Company to its Executive Officers with respect to the period covered by the revisions to the Company's previously issued financials (i.e., for the year ended December 31, 2023 and the three months ended March 31, 2024 and June 30, 2024, respectively) was based on (i) Net Operating Income (see discussion of Non-GAAP financial metrics and reconciliation of Net Operating Income to Net Loss on page 40 of this Annual Report on Form 10-K) and (ii) Adjusted EBITDA (see discussion of Non-GAAP financial metrics and reconciliation of Adjusted EBITDA to Net Loss on page 41 of this Annual Report on Form 10-K). As such, any incentive compensation payable during any period described above was not granted, earned or vested based on financial reporting measures impacted by the restatement. The foregoing is the basis upon which the Company determined that there were no payments required to be recouped under the Policy.

TABLE OF CONTENTS

			Page
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			
PART I			
	ITEM 1.	BUSINESS	5
	ITEM 1A.	RISK FACTORS	9
	ITEM 1B	UNRESOLVED STAFF COMMENTS	30
	ITEM 1C	CYBERSECURITY	30
	ITEM 2.	PROPERTIES	30
	ITEM 3.	LEGAL PROCEEDINGS	31
	ITEM 4.	MINE SAFETY DISCLOSURES	31
PART II			
	ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	32
	ITEM 6	[RESERVED]	32
	ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
	ITEM 7A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
	ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	41
	ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	41
	ITEM 9A.	CONTROLS AND PROCEDURES	41
	ITEM 9B.	OTHER INFORMATION	42
	ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	42
PART III			
	ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	43
	ITEM 11.	EXECUTIVE COMPENSATION	43
	ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	43
	ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	43
	ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	43
PART IV			
	ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	44
	ITEM 16.	FORM 10-K SUMMARY	46
	SIGNATURES		47

Special Note Regarding Forward-Looking Statements

Certain statements included in this annual report on Form 10-K (this "Annual Report"), including, without limitation, statements contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation" in Item 7 of Part II, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon management's current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results and performance could differ materially from those set forth in the forward-looking statements. The inclusion of any statement in this Annual Report does not constitute an admission by the Company or any other party that the events or circumstances described in such statement are material. Factors which could have a material adverse effect on operations and future prospects include, but are not limited to:

- increased fuel prices may adversely affect our operating environment;

- we have a limited operating history which makes our future performance difficult to predict;

- we have a history of losses and we may not be able to achieve or sustain profitability in the future;

- we depend on our management team and the loss of key personnel could have a material adverse effect on our ability to conduct and manage our business;

- a material failure, inadequacy, interruption, or security failure of our technology networks and related systems could harm our business;

- our executive officers and certain members of our board of directors face or may face conflicts of interest related to their positions and interests in our affiliates, which could hinder our ability to implement our business strategy and generate returns to investors;

- our revenues have been and will continue to be significantly influenced by demand for parking facilities generally, and a decrease in such demand would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio;

- we may be unable to grow our business by acquisitions of additional parking facilities;

- our parking facilities face intense competition, which may adversely affect rental and fee income;

- we require scale to improve cash flow and earnings for investors;

- changing consumer preferences and legislation affecting our industry or related industries may lead to a decline in parking demand, which could have a material adverse impact on our business, financial condition, and results of operations;

- our investments in real estate will be subject to the risks typically associated with investing in real estate;

- uninsured losses or premiums for insurance coverage relating to real property may adversely affect our investor returns;

- we may not be able to access financing sources on attractive terms, or at all, which could adversely affect our ability to execute our business plan;

- we have debt, and may incur additional debt; if we are unable to comply with the covenants and restrictions under the Line of Credit (as defined herein), there could be an event of default under the Line of Credit, which could result in an acceleration of repayment;

- adverse judgments, settlements, or investigations resulting from legal proceedings in which we may be involved could reduce our profits, limit our ability to operate our business, or distract our officers from attending to our business;

- holders of our outstanding preferred stock have dividend, liquidation, and other rights that are senior to the rights of the holders of our common stock; and

- other risks and uncertainties discussed in this Annual Report described in Part I, Item 1A, "Risk Factors" and in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, involve risks and are subject to change based on various factors, including those discussed in Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

PART I

ITEM 1. BUSINESS

General

We are a Maryland corporation focused on acquiring, owning and optimizing parking facilities and related infrastructure, including parking lots, parking garages and other parking structures throughout the United States. We target both parking garage and surface lot properties primarily in top 50 U.S. Metropolitan Statistical Areas ("MSAs"), with proximity to key demand drivers, such as commerce, events and venues, government and institutions, hospitality and multifamily central business districts.

As of December 31, 2024, we owned 40 parking facilities in 20 separate markets throughout the United States, with a total of approximately 15,100 parking spaces and approximately 5.2 million square feet. We also own approximately 0.2 million square feet of commercial space adjacent to our parking facilities.

Merger with Fifth Wall Acquisition Corp. III

On August 25, 2023 (the "Closing Date"), we consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of December 13, 2022, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of March 23, 2023, as amended (the "Merger Agreement"), by and among FWAC, Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of FWAC ("Merger Sub"), and Legacy MIC (as defined below), whereby (i) Merger Sub merged with and into Legacy MIC (the "First Merger") with Legacy MIC continuing as the surviving entity and (ii) immediately following the consummation of the First Merger, Legacy MIC merged with and into FWAC (collectively with the First Merger, the "Merger"), with FWAC continuing as the surviving entity.

As contemplated by the Merger Agreement, FWAC was converted to a Maryland corporation and changed its name to Mobile Infrastructure Corporation. Unless otherwise indicated, references in this Annual Report on Form 10-K to "MIC," "we," "us," "our," and the "Company" refer to Mobile Infrastructure Corporation and its consolidated subsidiaries prior to the closing of the Merger and to Mobile Infrastructure Corporation (f/k/a Fifth Wall Acquisition Corp. III) and its consolidated subsidiaries following the closing of the Merger, as the context requires. References in this Annual Report to "Legacy MIC" refer to Mobile Infrastructure Corporation and its consolidated subsidiaries prior to the closing of the Merger. References in this Annual Report on Form 10-K to "FWAC" refer to Fifth Wall Acquisition Corp. III.

In connection with the Merger, Mobile Infra Operating Partnership, L.P., a Maryland limited partnership (the "Operating Partnership"), converted from a Maryland limited partnership to a Delaware limited liability company, Mobile Infra Operating Company, LLC (following the conversion, the "Operating Company"). The Company is a member of the Operating Company and owns substantially all of its assets and conducts substantially all of its operations through the Operating Company.

Additional details of the Merger are discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation" in this Annual Report.

Objectives

Over the next twelve months, we expect to be focused predominantly on the following strategic objectives:

- Increase parking revenue by optimizing our mix of transient and contract parking at our parking facilities and improving Revenue per Available Stall ("RevPAS") of the overall portfolio;
- Collaborate with third-party operators to actively manage parking rates based on local insights and maintain a cost structure that aligns with operations;
- Execute on ancillary revenue opportunities;
- Identify opportunities for accretive external growth, including acquisition opportunities; and
- Selectively dispose of non-core properties, redeploying the net proceeds into acquisition opportunities or to increase our financial flexibility.

Optimize Parking Mix - We monitor the performance of our assets using multiple metrics to measure rates, volumes, and utilization. Our metrics provide data based on two categories of parkers: Transient and Contract. Transient Parkers include customers who arrive at our parking facilities and have the right to park in any open spot not otherwise marked as reserved. Contract Parkers include customers who pay, generally in advance, to have the right to access the facility for a set period. We believe each location has an optimal mix of these two types of parkers that will help maximize revenue at our assets. We are utilizing a combination of local operator insights and an internal sales team to identify opportunities to increase our monthly parking contracts and utilization. We believe that this will drive an increase in demand that will also provide opportunities to increase rates for Transient Parkers, which we believe will in turn will be a meaningful source of organic revenue growth.

Asset Management Collaboration - In 2024, 29 of our 40 assets converted to management contracts in which revenues and expenses are fully the responsibility of and recognized by us and our operators are paid a fee for management services. This change is expected to result in better revenue linearity compared to revenue recognition in our lease agreements, in which lease payments are based on cash collections from operators. We believe asset management contracts provide the opportunity for net operating income ("NOI") growth and stability through expense management and enhanced data sharing on the pricing strategies at each location. The combination of additional data and our active asset management collaboration with our operators provides insights and allows us to create actionable asset management outcomes such as pricing optimization strategies. Our intent is to convert our remaining assets to asset management contracts by the end of 2027.

Ancillary Revenue - Our approach to active asset management will allow us to pursue ancillary revenue opportunities with tech-enabled businesses. Advances in transportation and other technology provide additional demand for our ideally-located assets. We believe continued growth in EV charging needs, solar energy, rideshare staging, fleet management, 5G and other wireless technologies, and storage are all potential sources of demand.

Accretive External Growth - The Merger and listing on the NYSE American stock exchange provided us with access to capital through equity markets, and we additionally have the option to pursue acquisitions funded by equity. Our goal is to acquire assets where we can quickly identify a sufficient spread between the cost of capital and the capitalization rate or drive strong incremental yield within 24 months. We believe land scarcity in high-traffic areas where we buy causes limited supply and high barriers to entry in the locations with the most demand drivers for our asset class. When this dynamic is paired with smaller scale owners lacking the financial wherewithal to endure prolonged financial disruption, we see a unique opportunity to consolidate within the industry.

Our Portfolio

Our management team has extensive experience in the parking industry; we often receive off-market calls for parking facilities that we believe are not yet being marketed for sale, and have early notices on properties just getting ready to be marketed. As such, we have a pipeline of acquisitions that is both bespoke and actionable that we believe are largely unavailable to our competitors. We intend to continue to consolidate the industry through acquisitions, partnering with both owners and tenants, to create a meaningful pipeline and scale.

Our investment strategy has historically focused primarily on acquiring, owning and optimizing parking facilities, including parking lots, parking garages and other parking structures throughout the United States. We have historically focused primarily on investing in income-producing parking lots and garages with air rights in top MSAs. In expanding our portfolio, we will seek investments that address multiple key demand drivers and demonstrate consistent consumer use which we believe will generate cash flows and provide greater predictability during periods of economic uncertainty. Such targeted investments include, but are not limited to, parking facilities near one or more of the following key demand drivers:

- Commerce;
- Events and venues;
- Government and institutions;
- Hospitality; and
- Multifamily central business districts

We generally target parking facilities that are near multiple key demand drivers so as not to be solely reliant on a single source of demand. Parking garages in downtown cores constitute a large portion of our parking facilities as they serve multiple key demand drivers.

We are focused on acquiring properties that are expected to generate cash flow, located in populated MSAs and expected to produce income within 12 months of the properties' acquisition. We intend to acquire under-managed parking facilities and collaborate with our operators to implement a tailored, value-add approach that includes fostering the implementation of identified value levers and mitigating risk exposure, while fostering local business relationships to derive market knowledge and connectivity.

In the event of future acquisitions of properties, we would expect the foregoing criteria to serve as guidelines; however, management and the board of directors of the Company (the "Board") may vary from these guidelines to acquire properties which they believe represent value or growth opportunities.

Industry Overview

The parking industry is comprised of property owners and operators who provide off-street, paid parking and valet services on an hourly, daily or monthly basis. Parking facilities are typically built in proximity to and serve commercial operations, transit hubs, hospitality, civic, medical and entertainment venues. Parking garage operations are typically run by local, regional or national parking operators subject to lease or management agreements. In addition to space for parking, many parking facilities offer consumers additional services such as cleaning, basic repairs and valet, typically for an additional charge.

Parking facilities possess several attractive characteristics that are not found in most commercial real estate investments, including:

- a customer base that tends to have a strong local component, providing for repeat users;
- inflationary hedge given no long-term leases and real time adjustments to parking rates;
- negligible leasing commissions;
- negligible tenant improvement requirements; and
- minimal capital expenditure requirements, given that tenant improvements are not typically required when renewing leases or entering into new leases with tenants, which drives attractive NOI to cash flow conversion.

Concentration

Our operators may act as agents collecting revenues on our behalf or may act as lessee if under a lease agreement. The revenue from locations where Metropolis Technologies, Inc. ("Metropolis") acts as either a lease tenant or an operator agent represented 55.7% and 61.3% of our revenue, excluding commercial revenue, for the years ended December 31, 2024 and 2023, respectively. Revenue from locations where LAZ Parking ("LAZ") acts as either a lease tenant or an operator agent represented 15.3% and 3.2% of our revenue, excluding commercial revenue, for the years ended December 31, 2024 and 2023, respectively. See "Risk Factors—*The operations of a large number of our properties in our portfolio are currently concentrated with two tenant operators.*"

In addition, we had concentrations in Cincinnati (18.8% and 19.4%), Detroit (10.4% and 10.3%), and Chicago (9.2% and 9.1%) based on gross book value of real estate as of December 31, 2024 and 2023, respectively.

We had concentrations of our outstanding accounts receivable balance with Metropolis of 31.9% and 60.1% as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the majority of these receivable balances represent cash paid by parkers that was collected on our behalf by these operators.

Competition

We have significant competition with respect to the acquisition of real property. Competitors include REITs, owners and operators of parking facilities, private investment funds, hedge funds and other investors, many of which have significantly greater resources. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments, the returns will be lower and the value of assets may not increase or may decrease significantly below the amount paid for such assets.

Our parking facilities face, and any parking facilities acquired or invested in, will face, intense competition, which may adversely affect parking and rental income. The relatively low cost of entry has led to a strongly competitive, fragmented market consisting of competitors ranging from single facility operators to large regional and national multi-facility operators, including several public companies. In addition, our parking facilities compete with building owners that provide on-site paid parking. Moreover, some of the competitors will have greater capital resources, greater cash reserves and a greater ability to borrow funds. Competition for investments may reduce the number of suitable investment opportunities available, may increase acquisition costs and may reduce demand for parking facilities, all of which may adversely affect operating results.

We will compete with numerous other persons or entities seeking to attract tenants to parking facilities we acquire. These persons or entities may have greater financial strength. There is no assurance that we will be able to attract tenants on favorable terms, if at all. For example, our competitors may be willing to offer parking at rates below our rates, causing us to lose existing or potential parkers and pressuring us to reduce our rates to retain existing parkers or convince new parkers to park at our properties. Each of these factors could adversely affect results of operations, financial condition, value of our investments and ability to pay distributions.

Government Regulations

Our investments are subject to various federal, state, local and foreign laws, ordinances and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We intend to obtain all permits and approvals necessary under current law to operate our investments.

Human Capital

We had 18 employees as of December 31, 2024. Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully.

Our key human capital management objectives are to attract, recruit, hire, develop and promote a deep and diverse bench of talent that translates into a strong and successful workforce.

Environmental, Social and Governance

We consider environmental, social and governance, or ESG, issues to be important considerations that influence our business and investment returns over time. We believe that by incorporating ESG attributes into our investment analysis, we have a more complete assessment of the risks associated with each investment.

We expect our asset management team to consider ESG factors such as climate change, natural resource sustainability, pollution and waste, human capital, product safety, social opportunity, corporate governance and ethics, along with a range of other potential factors, to assess the expected performance risk of our investments over time. We have implemented several ESG-related initiatives that we believe will improve the long-term performance of our business. These may include, but are not limited to:

- A responsible use of energy, including renewable sources or LED-lighting;
- Supporting the adoption of electrified vehicles;

- Promoting the long-lived nature of our assets through weather protection and maintenance;
- Responsible use of environmentally-friendly products to maintain the appearance of our assets;
- Ensuring that the members of our Board and management team, including our asset management team, are made up of individuals with diverse backgrounds and experiences; and
- Alignment of long-term performance-based compensation for our executives with our investors.

To ensure that the material risk considerations are incorporated into our strategy, we regularly review our performance against ESG best practices.

Corporate Information

Our principal executive officers are located at 30 W. 4th Street, Cincinnati, Ohio 45202, and our telephone number is (513) 834-5110. Our website is www.mobileit.com. The information found on, or that can be accessed from or that is hyperlinked to, our website, is not part of this Annual Report.

Available Information

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for Smaller Reporting Companies, and, as a result, file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC from time to time. The SEC maintains a website (http://www.sec.gov) that contains our annual, quarterly and current reports, proxy and information statements and other information we file electronically with the SEC from time to time. Access to these filings is free of charge and can be accessed on our website, www.mobileit.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this Annual Report or any other report or document we file with or furnishes to the SEC from time to time.

ITEM 1A. RISK FACTORS

Investing in our securities involves substantial risk. Before making an investment decision, you should carefully review and consider the following risk factors and all other information included in this Annual Report. Our business, operating results, financial condition and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of these risks were to materialize, individually or in combination, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In that event, the market price of our Common Stock could decline, and you could lose part or all of your investment.

Summary Risk Factors

Risks Related to Our Business

- We have a limited operating history which makes our future performance difficult to predict.
- We have a history of losses, and we may not be able to achieve or sustain profitability in the future.
- We depend on our management team. The loss of key personnel could have a material adverse effect upon our ability to conduct and manage our business.
- A material failure, inadequacy, interruption or security failure of our technology networks and related systems could harm our business.
- The development and use of emerging technologies like artificial intelligence, or AI, presents risks and challenges that may impact our business and lead to unintended consequences and result in legal and/or regulatory actions, reputational harm or otherwise materially harm our business.
- Mr. Osher currently and on a fully diluted basis, owns, directly or indirectly, more than 50% of our outstanding voting equity and has the ability to exercise significant influence on us and the Operating Company, including the approval of significant corporate transactions.
- Our executive officers and certain members of our Board face or may face conflicts of interest related to their positions and interests in other entities, which could hinder our ability to implement our business strategy and generate returns to investors.
- Our revenues have been and will continue to be significantly influenced by demand for parking facilities generally, and a decrease in such demand would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

Risks Related to Financial, Tax and Accounting Issues

- We may have future financing needs and may not be able to access financing sources on acceptable terms, or at all, which could adversely affect our ability to execute our business plan.
- If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud and be subject to fines, penalties or judgments, which can harm our reputation or otherwise cause a decline in investor confidence.
- We may face litigation and other risks as the result of the previously identified material weakness in our internal control over financial reporting.

Risks Related to Our Indebtedness and Certain Other Obligations

- We have debt, and we may incur additional debt; if we are unable to comply with the restrictions and covenants in the Line of Credit or any future debt agreement, there could be an event of default under the terms of the Line of Credit or a future debt agreement, which could result in an acceleration of repayment.
- We may be required to take write-downs or write-offs, restructuring and impairment or other charges.

Risks Related to Legal and Regulatory Matters

- Adverse judgments, settlements or investigations resulting from legal proceedings in which we may be involved could reduce our profits, limit our ability to operate our business or distract our officers from attending to our business.

Risks Related to Ownership of Our Securities

- The market price and trading volume of the shares of our Common Stock may fluctuate significantly.
- Holders of our Preferred Stock have dividend, liquidation and other rights that are senior to the rights of the holders of our Common Stock.
- We are a "controlled company" within the meaning of the applicable rules of the NYSE American and, as a result, may qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, our stockholders will not have the same protection afforded to stockholders of companies that are subjected to such requirements.
- If our operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of our Common Stock could decline.
- If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our Common Stock could decline.
- Our stockholders' interest in us could be diluted if we issue additional shares of stock or Common Units, which could reduce the overall value of their investment; our stockholders' interests also will be diluted by exercises and conversions of Common Units and Preferred Stock.

Risks Related to Our Organizational Structure and Our Constituent Documents and Policies

- We are a holding company with no direct operations and, as such, we will rely on funds received from the Operating Company to pay liabilities, and interests of our stockholders are structurally subordinated to all liabilities and obligations of the Operating Company and its subsidiaries.

Risks Related to Our Business and Industry

We have a limited operating history which makes our future performance difficult to predict.

FWAC was a blank check company organized as a Cayman Islands exempted company on February 19, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business entities. Legacy MIC was formed on May 4, 2015, and our current management team has been in place since August 2021. Accordingly, we have a limited operating history. Investors should not assume that our future performance will be similar to our past performance.

We have a history of losses and we may not be able to achieve or sustain profitability in the future.

We incurred net losses attributable to our common stockholders of $7.5 million and $32.5 million for the fiscal years ended December 31, 2024 and 2023, respectively, and we may experience additional net losses in the future and not be profitable or realize growth in the value of our portfolio. Many of our losses can be attributed to start-up costs, depreciation and amortization, as well as acquisition expenses incurred in connection with purchasing properties or making other investments. For a further discussion of our operational history and the factors affecting our net losses, see the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

We depend on our management team. The loss of key personnel could have a material adverse effect upon our ability to conduct and manage our business.

Our ability to achieve our investment objectives and to make distributions is dependent upon the performance of our management team in the identification and acquisition of investments, the determination of any financing arrangements, the management of our assets and operation of our day-to-day activities. The loss of services of one or more members of our key personnel or our inability to attract and retain highly qualified personnel could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, parking facility operators and managers and other industry personnel, which could materially and adversely affect our business, financial condition, results of operations and ability to make distributions to stockholders in the future and the value of our Common Stock. Furthermore, the loss of one or more of our key personnel may constitute an event of default under certain of our limited non-recourse property-level indebtedness, which could result in such indebtedness being accelerated.

A material failure, inadequacy, interruption or security failure of our technology networks and related systems could harm our business.

Our information technology networks and related systems are essential to our ability to conduct our day-to-day operations. As a result, we face risks associated with security breaches, whether through cyberattacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, persons who access our systems from inside or outside our organization and other significant disruptions of our information technology networks and related systems. A security breach or other significant disruption involving our information technology networks and related systems could: disrupt our operations; result in the unauthorized access to, and the destruction, loss, theft, misappropriation or release of, proprietary, personally identifiable, confidential, sensitive or otherwise valuable information, which others could use to compete against us or which could expose us to damage claims by third parties for disruptive, destructive or otherwise harmful outcomes; require significant management attention and resources to remedy any damages that result; subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or damage our business relationships or reputation generally. Any or all of the foregoing could materially and adversely affect our business.

Although we take various actions to maintain the security and integrity of our information technology networks and related systems and have implemented various measures to manage the risk of a security breach or disruption, we cannot be sure that our security efforts and measures will be effective or that any attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches change and generally are not recognized until launched against a target, and in some cases such techniques are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures. It is not possible for this risk to be entirely mitigated.

Moreover, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities in our information technology networks. In addition, our remediation efforts may not be successful. Certain measures that could increase the security of our systems take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations.

The development and use of emerging technologies like artificial intelligence, or AI, presents risks and challenges that could impact our business and lead to unintended consequences and result in legal and/or regulatory actions, reputational harm or otherwise materially harm our business.

We continue to evaluate how emerging technologies like artificial intelligence, or AI, machine learning, generative AI and large language models may impact our business. These new and emerging technology are in the early stages of commercial use and present a number of inherent risks. If we integrate AI into our business and the recommendations, forecasts, or analyses with which AI assists in producing are deficient or inaccurate, we may experience perceived or actual brand or reputational harm, competitive harm, legal liability, cybersecurity risks, privacy risks, compliance risks, ethical issues, and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. In addition, state and federal regulations relating to these emerging technologies are quickly evolving, and should we adopt such technologies, we may require significant resources to maintain our business practices while seeking to comply with U.S. laws. Any failure to accurately identify and address our responsibilities and liabilities in this new environment could negatively affect any solutions we develop incorporating such technologies and could subject us to reputational harm, regulatory action or litigation, any of which may harm our financial condition and operating results. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in our product development efforts.

Prior to integrating AI into our business, we plan to develop policies governing the use of AI to help reasonably ensure that such AI is used in a trustworthy manner by our employees, contractors, and authorized agents and that our assets, including intellectual property, competitive information, personal information we may collect or process, and customer information, are protected. Any failure by our personnel, contractors, or other agents to adhere to our established policies could violate confidentiality obligations or applicable laws and regulations, jeopardize our intellectual property rights, cause or contribute to unlawful discrimination, or result in the misuse of personally identifiable information or the injection of malware into our systems, any of which could have a material adverse effect on our business, results of operations, and financial condition.

Mr. Osher currently and on a fully diluted basis, owns, directly or indirectly, more than 50% of our outstanding voting equity and has the ability to exercise significant influence on us and the Operating Company, including the approval of significant corporate transactions.

As of December 31, 2024, Mr. Osher beneficially owns directly or through HS3, Harvest Small Cap and HSCP Master, 24,837,069 shares of our Common Stock, or approximately 61.5% of the outstanding shares of our Common Stock and 2,170,213 warrants to purchase shares of our Common Stock.

Pursuant to his current ownership and potential future ownership of our Common Stock, Mr. Osher has the ability to influence the outcome of matters presented to our stockholders, including the election of the Board and approval of significant corporate transactions, including business combinations, consolidations and mergers. Therefore, Mr. Osher has substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial. Additionally, Mr. Osher is the managing member of No Street Capital LLC, which serves as the investment manager of the Lenders on the Line of Credit, as defined herein.

Our executive officers and certain members of our Board face or may face conflicts of interest related to their positions and interests in other entities, which could hinder our ability to implement our business strategy and generate returns to investors.

Mr. Chavez, Ms. Hogue and Mr. Osher, together beneficially own a significant percentage of our Common Stock. Mr. Chavez and Ms. Hogue will continue in their ownership and management roles with Bombe and Bombe-Pref. Mr. Osher will continue his ownership and management role with HS3, Harvest Small Cap and HSCP Master.

As a result, our executive officers and certain of our directors owe duties to each of these entities, their members, limited partners and investors, which duties may from time-to-time conflict with the duties that they owe to us. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities.

The foregoing responsibilities and relationships could create competition for the time and efforts of Mr. Chavez, Ms. Hogue and Mr. Osher and may give rise to conflicts of interest, or the appearance of such conflicts of interest.

All of our transactions or relationships that involve a conflict of interest will be approved by the audit committee of the Board and the members of the Board who are disinterested in the particular transaction and, if there are no disinterested directors, by both the affirmative vote of a majority of the Board and the affirmative vote of a majority of our independent directors. Similarly, the equity compensation paid by us to our executive officers and directors will be subject to determination by our independent directors or the compensation committee of the Board. Nonetheless, despite such reviews and approvals, our agreements with our executive officers and certain of our directors will provide wide discretion for these parties to pursue their business activities separate from us, and these parties may pursue activities that conflict with our interests.

Our revenues have been and will continue to be significantly influenced by demand for parking facilities generally, and a decrease in such demand would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

The focus for our portfolio has been and will continue to be on parking facilities. A decrease in the demand for parking facilities or other developments adversely affecting such sector of the real estate market would likely have a more pronounced effect on our financial performance than if we owned a more diversified real estate portfolio.

For example, fuel prices have a direct impact on the ability and frequency of consumers to engage in activities related to transportation. Increases in the price of fuel may result in higher transportation costs and adversely affect consumer use at our parking garages. In addition, if adverse economic conditions reduce discretionary spending, business travel or other economic activity, such as sporting events and entertainment, that fuels demand for parking, our revenues could be reduced. In addition, our parking facilities tend to be concentrated in urban areas.

The return to normalized movement following the COVID-19 pandemic has impacted the performance of our assets, as many of the Company's properties are located in urban centers, near government buildings, entertainment centers, or hotels. In addition, many companies continue to employ a work-from-home or hybrid remote strategy for employees, which we anticipate will be the normalized state going-forward. See "*Changes to office work policies have had, and may continue to have, a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations.*"

Increased office vacancies in MSAs or movement toward home office alternatives could reduce consumer demand for parking, which could adversely impact our revenues and financial condition. Moreover, changing lifestyles and technological innovations also may decrease the need for parking spaces, thereby decreasing the demand for parking facilities. The need for parking spaces, for example, may decrease as the public increases its use of delivery service companies and ridesharing companies or elects to take public transit for their transportation needs. Future technological innovations, such as driverless vehicles, also may decrease the need for parking spaces. It is also possible that cities could enact new or additional measures such as higher tolls, increased taxes or vehicle occupancy requirements in certain circumstances to encourage car-pooling and the use of mass transit, all of which could adversely impact the demand for parking. Weather conditions, such as hurricanes, snow, flooding or severe weather storms, and other natural disasters and acts of terrorism could also disrupt our parking operations and further reduce the demand for parking.

We may be unable to grow our business by acquisitions of additional parking facilities.

Our investment strategy involves the acquisition of additional parking facilities. Our ability to make profitable acquisitions is subject to risks, including, but not limited to, risks associated with:

● competition from other investors, including publicly traded and private REITs, numerous financial institutions, individuals and public and private companies;

● Contingencies in our acquisition agreements; and

● the availability and terms of financing.

We might encounter unanticipated difficulties and expenditures relating to any acquired parking facilities. For example:

● notwithstanding pre-acquisition due diligence, we could acquire a parking facility that contains undisclosed defects;

● the market in which an acquired parking facility is located may experience unexpected changes that adversely affect the parking facility's value;

- changes in market conditions in the surrounding area could cause the occupancy and utilization of parking facilities that we acquire may decline during our ownership;

- operating costs for our acquired parking facilities may be higher than anticipated, which may result in tenants that pay or reimburse us for those costs terminating their leases or our acquired parking facilities not yielding expected returns;

- we may acquire parking facilities subject to unknown liabilities and without any recourse, or with limited recourse, such as liability for the cleanup of undisclosed environmental contamination or for claims by tenants, consumers or other persons related to actions taken by former owners of the parking facilities; and

- acquired parking facilities might require significant attentions from management that would otherwise be devoted to our other business activities.

For these reasons, among others, we might not realize the anticipated benefits of our acquisitions, and our investment strategy with respect to the acquisition of additional parking facilities may not succeed or may cause us to experience losses.

We may not acquire the properties that we evaluate in our pipeline.

We generally seek to maintain a robust pipeline of investment opportunities. Transactions may fail to close for a variety of reasons, including the discovery of previously unknown liabilities or other items uncovered during our diligence process. Similarly, we may not execute binding purchase agreements with respect to properties that are currently subject to non-binding letters of intent, or LOIs, and properties with respect to which we are negotiating may not lead to the execution of any LOI. For many other reasons, we may not ultimately acquire the properties in our pipeline.

Our parking facilities face intense competition, which may adversely affect rental and fee income.

We believe that competition in parking facility operations is intense. In addition, any parking facilities we acquire may compete with building owners that provide on-site paid parking. Certain of our competitors have more experience than we do in owning and operating parking facilities. Moreover, some of our competitors have greater capital resources, greater cash reserves and a greater ability to borrow funds. Competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for parking facilities, all of which may adversely affect our operating results. Additionally, an economic slowdown in a particular market where our parking facilities are located could have a negative effect on our parking fee revenues.

If competitors build new facilities that compete with our facilities or offer space at rates below the rates we charge, our lessees may lose potential or existing customers and may be pressured to discount their rates to retain business, thereby causing them to reduce rents paid to us. As a result, our ability to make distributions to investors may be impaired. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not otherwise make.

The operations of a large number of our properties in our portfolio are currently concentrated with two tenant operators.

The revenue from locations where Metropolis Technologies, Inc. ("Metropolis") and LAZ Parking ("LAZ") act as either a lease tenant or an operator agent represented 55.7% and 15.3% of our revenue, excluding commercial revenue, respectively, for the fiscal year ended December 31, 2024.

This significant concentration of operational risk in two tenant operators makes us more vulnerable economically than if our operations were more evenly diversified among many tenant operators. Any adverse developments in Metropolis's or LAZ's business, financial strength or ability to operate our properties efficiently and effectively could have a material adverse effect on our results of operations. We cannot provide assurance that Metropolis or LAZ will satisfy its obligations to us or effectively and efficiently operate our properties. The failure or inability of Metropolis or LAZ to satisfy their obligations to us or effectively and efficiently operate our properties could adversely affect our financial position, results of operations and cash flows. See the section titled *"Business—Concentration."*

Our use of third-party operators exposes us to certain risks.

We enter into agreements with operators who assist us in offering parking facilities to the public and providing contracted parking to customers. One of our strategic objectives is to focus heavily on the performance of each parking facility, working with our operators to create a business plan for each parking facility to improve cash flow and revenue. While our operators continue to execute on the asset-level business plans, it is possible that an economic slowdown will materially impact the performance of our assets. Our inability or the inability of our operators to execute on these business plans could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss or renewal on less favorable terms of a substantial number of operating agreements, or a breach, default or other failure to perform by an operator, or material reduction in the income associated with our facilities (or an increase in anticipated expenses to the extent we are responsible for such expenses) could also have a material adverse effect on our business, financial condition and results of operations.

Declines in the market value of our portfolio may adversely affect periodic reported results of operations and credit availability, which may reduce earnings.

A decline in the market value of our portfolio may adversely affect us, particularly in instances where we have borrowed money based on the market value of assets in our portfolio. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we are unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of the assets in our portfolio may decline for a number of reasons, such as changes in prevailing market rates, increases in tenant defaults, decreases in parking facility occupancy or utilization and decreases in market rents and other factors typically associated with owning real estate.

We require scale to improve cash flow and earnings for stockholders.

To best offset the costs of being a public reporting company, we will need to increase our portfolio's scale in size and number of assets. Our ability to scale will be determined by our ability to find high-quality assets to purchase and access capital to acquire those assets, as well as integrate those assets successfully into our portfolio. Our assets are often acquired via off-market opportunities from private sellers and our ability to continue to scale will be influenced by our access to those sellers and assets.

Changing consumer preferences and legislation affecting our industry or related industries may lead to a decline in parking demand, which could have a material adverse impact on our business, financial condition and results of operations.

Increased demand for ride sharing services, such as Uber and Lyft, and car sharing services, like Zipcar, along with the potential for driverless cars, may lead to a decline in parking demand in cities and urban areas. While we devote considerable effort and resources to analyzing and responding to consumer preference and changes in the markets in which we operate, consumer preferences cannot be predicted with certainty and can change rapidly. Changes in consumer behaviors, including the use of mobile phone applications and online parking reservation services that help drivers reserve parking with garages, lots and individual owner spaces, cannot be predicted with certainty and could change current customers' parking preferences, which may have an impact on the price customers are willing to pay for parking. Additionally, urban congestion and congestion pricing due to the aforementioned ride sharing services, or state and local laws that have been or may be passed encouraging carpooling and use of mass transit systems, may negatively impact parking demand and pricing that a customer would be willing to pay for parking. If we are unable to anticipate and respond to trends in the consumer marketplace and the industry, including, but not limited to, market displacement by delivery service companies, car sharing companies and changing technologies, we could experience a material and adverse impact on our business, financial condition and results of operations. In addition, several state and local laws have been passed in recent years that encourage the use of carpooling and mass transit. In the future, local, state and federal environmental regulatory authorities may pursue, or continue to pursue, measures related to climate change and greenhouse gas emissions which may have the effect of decreasing the number of cars being driven. Such laws or regulations could adversely impact the demand for our services and our business.

Changes to office work policies have had, and may continue to have, a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations.

Many of our parking facilities are located in urban centers, near government buildings, courthouses, entertainment centers, and hotels, which depend in large part on consumer traffic, and conditions that lead to a decline in consumer traffic have had a material and adverse impact on those businesses. While the employment level in the United States has nearly returned to 2019 levels, many companies continue to deploy a work-from-home or hybrid remote strategy for employees. We anticipate that a hybrid work structure for traditional central business district office workers will be the normalized state going-forward.

Such events have adversely impacted and may continue to adversely impact our tenants' operations, which could significantly disrupt or cause a closure of their operations and, in turn, significantly impact or eliminate the rental revenue we generate from our leases with them.

Our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations may continue to be negatively impacted as a result of the return to normalized movement and the deployment of work-from home or hybrid remote strategy for employees following the COVID-19 pandemic and may remain at depressed levels compared to pre-COVID-19 pandemic levels for an extended period, which would have a material adverse effect on the value and trading price of our Common Stock.

Our investments in real estate will be subject to the risks typically associated with real estate.

We invest directly in real estate. We will not know whether the values of properties that we own directly will remain at the levels existing on the dates of acquisition. If the values of properties we own decrease, our risk will increase because of the lower value of the real estate. In this manner, real estate values will impact the value of our real estate investments. Therefore, our investments will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including:

- epidemics, pandemics or other outbreaks of all illness, disease or virus (such as the COVID-19 pandemic);
- natural disasters such as hurricanes, snow, earthquakes, flood or severe weather storms;
- civil unrest, crime, or the perception of crime;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national, regional and local economic and real estate conditions;
- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
- changes in governance laws and regulations, fiscal policies and zoning ordnances and related costs of compliance therewith and the potential for liability under applicable laws;
- costs associated with the need to periodically repair or replace operators at our properties;
- costs associated with real property taxes and changes in tax rates;
- costs of remediation and liabilities associated with environmental conditions affecting properties;
- costs associated with complying with the Americans with Disabilities Act of 1990, as amended, or the Americans with Disabilities Act;
- over-concentrations in certain geographic areas;
- sports strikes, particularly those that persist for an extended period of time, or a significant decrease in the number of games played, or the occurrence of a significant number of games with limited or no fans attending;
- the worsening of economic or real estate conditions in the geographic area in which our investments may be concentrated; and
- the potential for uninsured or underinsured property losses.

Climate change may have a long-term impact on our business.

There are inherent climate-related risks wherever our business is conducted. Changes in market dynamics, investor expectations, local, national and international climate change policies, and the frequency and intensity of extreme weather events on critical infrastructure in the United States, all have the potential to disrupt our business and operations. Such events could result in a significant increase in our costs and expenses and harm our future revenue, cash flows and financial performance. Global climate change is resulting, and may continue to result, in certain natural disasters and adverse weather, such as droughts, wildfires, storms, sea-levels rising and flooding, occurring more frequently or with greater intensity, which could cause business disruptions and impact our employees' abilities to commute to work or to work from home effectively. Government failure to address climate change could result in greater exposure to economic and other risks from climate change and impact our ability to achieve climate goals.

Uninsured losses or premiums for insurance coverage relating to real property may adversely affect investor returns.

Our real properties may incur casualty losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders sometimes require property owners to purchase specific coverage against terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance real property we may hold.

In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our real property incurs a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we cannot assure investors that funding will be available to us for repair or reconstruction of damaged real property in the future.

Our costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liabilities on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. For example, the presence of significant mold or other airborne contaminants at any of our real property investments could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs.

Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, operations at our parking facilities and other tenant operations, the existing condition of land when we buy it, operations in the vicinity of our real property, such as the presence of underground storage tanks, oil leaks and other vehicle discharge, or activities of unrelated third parties may affect our real property. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of real property, we may be exposed to such costs in connection with such regulations. The cost of defending against environmental claims, of any damages or fines we must pay, of compliance with environmental regulatory requirements or of remediating any contaminated real property could materially adversely affect our business and lower the value of our assets or results of operations.

Real property is an illiquid investment, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to.

Real property is an illiquid investment. We may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property. Also, we may acquire real properties that are subject to contractual "lock-out" provisions that could restrict our ability to dispose of the real property for a period of time, and a number of our assets are subject to loans that impose prepayment penalties or debt breakage costs that could significantly impair our ability to sell such asset or the net value realized from any such sale.

Risks Related to Financial, Tax and Accounting Issues

We may have future financing needs and may not be able to access financing sources on acceptable terms, or at all, which could adversely affect our ability to execute our business plan.

We have $29.9 million of debt due within twelve months of the date of issuance of this Annual Report which is comprised of $27.2 million related to the Line of Credit (as defined herein) and a $2.7 million note payable.

In September 2024, we entered into a $40.4 million revolving credit facility agreement with Harvest Small Cap and HSCP Masters (collectively, the "Lenders") maturing in September 2025 (the "Line of Credit"). Borrowings under the Line of Credit accrue interest at a rate of 15.0% per annum, with interest payable in arrears at maturity or upon repayment of any principal amount borrowed under the Line of Credit. As of December 31, 2024, $27.2 million was outstanding under the Line of Credit.

There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced or extended, we may be forced to repay our maturating debt with proceeds from other sources, such as selling properties that we own or placing mortgages on property that we own.

Our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then-prevailing general economic, real estate and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A prolonged worsening of credit market conditions would have a material adverse effect on our ability to obtain financing on favorable terms, if at all.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud and be subject to fines, penalties or judgments, which can harm our reputation or otherwise cause a decline in investor confidence.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we conclude that a material weakness occurred or is occurring, we expect to evaluate and pursue steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the NYSE American, the SEC, or other regulatory authorities. Additionally, failure to timely file required Exchange Act reports will cause us to be ineligible to utilize short-form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares of Common Stock to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Stock and may result in a material adverse effect on our business.

We may face litigation and other risks as a result of the previously identified material weakness in our internal control over financial reporting.

As most recently disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting related to (i) the lack of appropriate segregation of duties within the accounting and finance groups, (ii) the ineffective design, implementation, and operation of controls relevant to the financial reporting process, specifically related to the documentation of the review of controls, and (iii) the calculation and review of noncontrolling interest. As disclosed in Item 9A. of this Annual Report, management, including our Chief Executive Officer and Chief Financial Officer, has concluded such material weaknesses have been remediated as of December 31, 2024.

Although remediated, we may face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting discussed above and in Item 9A. of this Annual Report and the preparation of our financial statements. We have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to access financing sources or refinance properties on attractive terms, or at all, which could reduce the number of properties we can acquire and adversely affect our ability to execute our business plan.

We may not be able to obtain financing on acceptable terms or at all. Future access to sources of financing will depend upon a number of factors, over which we may have little or no control, including:

- general market conditions;
- a financing source's view of the quality of our assets;
- a financing source's perceptions of our financial condition and growth potential; and
- our current and potential future earnings and cash distribution.

In addition, our ability to sell assets may also be limited due to several factors, including general market conditions and limitations under our existing loan agreements, and as a result, we may receive less than the value at which those assets are carried on our consolidated financial statements or we may be unable to sell certain assets at all.

Additionally, if mortgage debt is unavailable on reasonable terms as a result of increased interest rates or other factors, we may not be able to finance the acquisition of properties. Moreover, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans come due on favorable terms or at all. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us or could result in the foreclosure of such properties. For example, some of our loans are packed into commercial mortgage-backed securities, or CMBS, which place restrictions on our ability to restructure such loans without the consent of holders of such securities. Obtaining such consents may be time-consuming or may not be possible at all and could delay or prevent us from restructuring one or more loans. If any of these events occur, our cash flow would be reduced. This, in turn, may hinder our ability to raise more capital by issuing securities or by borrowing more money.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings; or
- changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations. We generally will be responsible for all of Legacy MIC's liabilities (as well as continuing to be responsible for all of FWAC's liabilities) including any unpaid taxes (and penalties and interest, if any). Audits of taxes payable prior to the consummation of the Merger by FWAC or Legacy MIC or of taxes payable following the consummation of the Merger by us potentially could result in significant liabilities payable by us. Consequently, outcomes from these audits could have an adverse effect on our financial condition and results of operations.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future, we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for Common Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable to us absent such restrictions. In addition, we have assumed the rights and responsibilities of Legacy MIC under the Tax Matters Agreement, which requires us to indemnify past contributors to the Operating Company in the event that certain adverse tax consequences arise to the contributors in connection with (a) a taxable disposition of certain specified properties, (b) certain dispositions of the contributors' interests in the Operating Company and (c) the Operating Company's failure to provide the contributors the opportunity to guarantee a specified amount of debt of the Operating Company.

Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had aggregate U.S. federal and state net operating loss carryforwards ("NOLs") of $95,802,866 (of which $8,585,685 was incurred in tax years beginning before January 1, 2018), which may be available to offset future taxable income for income tax purposes, and portions of which expire in various years. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. Federal NOLs incurred in tax years ending before January 1, 2018 may be carried forward for 20 years. Our NOLs are subject to these carry forward and deductibility limits. Further, a lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire.

In addition, under Section 382 of the Code, a corporation that undergoes an "ownership change" (as defined under Sections 382 and 383 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset post-change taxable income or taxes. The Merger as well as transactions that occurred prior to the Merger, including transactions contemplated by the Equity Purchase and Contribution Agreement (the "Purchase and Contribution Agreement"), dated January 8, 2021, by and among Legacy MIC, the Operating Partnership, Michael Shustek, Vestin Realty Mortgage I, Inc., a Maryland corporation, Vestin Realty Mortgage II, Inc., a Maryland corporation, and Color Up, LLC ("Color Up"), may have resulted in an ownership change under Section 382 of the Code that could affect our ability to utilize our NOLs to offset future taxable income. Furthermore, our ability to utilize NOLs of companies that we have acquired or that we may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Pursuant to the IRC Sections 382 and 383, annual use of the Company's NOL carryforwards may be limited in the event that a cumulative change in ownership of more than 50% occurs within a three-year period. Although the Company has not completed a recent IRC Section 382/383 analysis, due to the existence of the valuation allowance, limitations created by current and future ownership changes, if any, related to the Company's operations in the United States will not impact its effective tax rate. Any additional ownership changes may further limit the ability to use the NOL carryforwards.

Risks Related to Our Indebtedness and Certain Other Obligations

We have debt, and we may incur additional debt; if we are unable to comply with the restrictions and covenants in the Line of Credit or any future debt agreement, there could be an event of default under the terms of the Line of Credit or a future debt agreement, which could result in an acceleration of repayment.

We are subject to numerous risks associated with our debt, including the risk that our cash flows could be insufficient to meet the required payments on our debt. There are no limits in our organizational documents on the amount of debt we may incur, and we may incur substantial debt. Our debt obligations could have important consequences for our investors. Incurrence of debt may increase our vulnerability to adverse economic, market, and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business, and place us at a disadvantage in relation to competitors that have lower debt levels. Excessive debt could limit our ability to obtain financing for working capital, capital expenditures, acquisitions, refinancing, lease obligations, or other purposes, prevent us from achieving investment grade ratings from nationally recognized credit rating agencies, and reduce our ability to make distributions to our investors.

The Line of Credit contains customary representations, warranties, conditions to borrowing, covenants, and events of default, including certain covenants that limit or restrict, subject to certain exceptions, our ability, and the ability of the Operating Company and our other subsidiaries to sell or transfer assets, enter into a merger or consolidate with another company, create liens, make investments or acquisitions or incur certain indebtedness.

If we are unable to comply with the restrictions and covenants in the Line of Credit or any future debt agreement or if we default under the terms of the Line of Credit or any future debt agreement, there could be an event of default. Our ability to comply with these restrictions and covenants may be affected by events beyond our control.

We cannot assure that we will be able to comply with these restrictions and covenants. In the event of a default under the Line of Credit or any future debt agreement, the Lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed under the Line of Credit due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend the Line of Credit or any future debt agreement or obtain needed waivers on satisfactory terms.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges.

We may be required to write-down or write-off additional assets, restructure our operations, or incur additional impairment or other charges that could result in us reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may prevent us from obtaining debt financing. Accordingly, investors could suffer a reduction in the value of their shares of Common Stock from any such write-down or write-downs.

Certain loans are and may be secured by mortgages on our properties and if we default under our loans, we may lose properties through foreclosure.

We have obtained, and intend to continue to obtain, loans that are secured by mortgages on our properties, and we may obtain additional loans evidenced by promissory notes secured by mortgages on our properties. For example, in December 2024, we, through seven of our subsidiaries (the "Loan Borrowers"), entered into a $75.5 million CMBS financing with Argentic Real Estate Finance 2 LLC as lender (the "CMBS Loan"). The CMBS Loan is secured by a first priority (i) mortgage, (ii) assignment of leases and rents and (iii) security interest in all personal property, including accounts, escrows, and reserves, granted by each of the seven Loan Borrowers. If we default on the CMBS Loan, we could lose the seven properties owned by the Loan Borrowers through foreclosure. The Operating Company serves as a non-recourse guarantor with respect to the CMBS Loan.

As a general policy, we will seek to obtain mortgages securing indebtedness which encumber only the particular property to which the indebtedness relates, but recourse on these loans may include all of our assets. If recourse on any loan incurred by us to acquire or refinance any particular property includes all of our assets, the equity in other properties could be reduced or eliminated through foreclosure on that loan. If a loan is secured by a mortgage on a single property, we could lose that property through foreclosure if we default on that loan. We may also give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guarantee on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. Some of our loans contain cross collateralization or cross default provisions, and therefore, a default on a single property could affect multiple properties. In addition, for tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. Further, if we default under a loan, it is possible that we could become involved in litigation related to matters concerning the loan, and such litigation could result in significant costs to us which could affect distributions to investors or lower our working capital reserves or our overall value.

Risks Related to Legal and Regulatory Matters

Adverse judgments, settlements or investigations resulting from legal proceedings in which we may be involved could reduce our profits, limit our ability to operate our business or distract our officers from attending to our business.

The nature of our business exposes our properties, us, the Operating Company and our other subsidiaries to the risk of claims and litigation in the normal course of business. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. Additionally, we could become the subject of future claims by third parties, including current or former tenants, our employees, our investors or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third parties fail to fulfill their contractual obligations.

Our proprietary software systems contain open source software, which may pose particular risks to our proprietary software in a manner that could harm our business.

We use open source software in our proprietary software and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our offerings. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease providing the implicated offerings unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop offerings that are similar to or better than ours.

Additionally, the use of certain open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

Inigma and pKatalyst, our proprietary software systems, are not currently protected by any patents, registered trademarks or licenses, which may prevent us from using, or enforcing our intellectual property rights to, these systems and could adversely affect our business, results of operations and financial condition.

Inigma is our proprietary software management tool that we developed to monitor parking facilities in real-time. pKatalyst is our proprietary technology platform that will allow us to provide a virtual fence or perimeter around up to 14,000 parking facilities and to monitor consumer movement into and out of our parking facilities, as well as those of our competitors. Neither Inigma nor pKatalyst, nor these systems' underlying technology, is currently registered, as a patent or a trademark, with the U.S. Patent and Trademark Office and we do not intend to register them in the near future. To the extent that Inigma or pKatalyst violates the proprietary rights of others, we may therefore be subject to damage awards or judgments prohibiting our use of Inigma or pKatalyst. In addition, our intellectual property rights in Inigma or pKatalyst may not be enforceable against any prior users of similar intellectual property. Our inability to use Inigma or pKatalyst or enforce our intellectual property rights to Inigma or pKatalyst could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our Securities

The market price and trading volume of the shares of our Common Stock may fluctuate significantly.

Our Common Stock only recently began trading on the NYSE American, and we can provide no assurance that an active liquid trading market for the shares of our Common Stock will be sustained. The market price and liquidity of our Common Stock may be adversely affected by the absence of an active trading market.

The market price of our Common Stock may be highly volatile and could be subject to wide fluctuations. For example, as of August 28, 2023, the first trading date of our Common Stock on the NYSE American, the closing price of our Common Stock was $10.37. Since then, the closing price of our Common Stock reached a low of $2.48 on August 5, 2024, and on February

28, 2025, the closing price of our Common Stock was $3.66. Capital markets have been volatile in the recent past. Market volatility, as well as general economic, market or political conditions, and the current adverse macroeconomic conditions including inflation, fluctuations in fuel prices, rising interest rates, and reduced consumer confidence, could reduce the market price of shares of our Common Stock regardless of its operating performance.

Market volatility and low trading volume in our Common Stock, as well as general economic, market or political conditions, and the current adverse macroeconomic conditions including inflation, fluctuations in fuel prices, rising interest rates, and reduced consumer confidence, could reduce the market price of shares of our Common Stock regardless of our operating performance.

In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including:

- variations in quarterly operating results or dividends, if any, to investors;
- additions or departures of key management personnel;
- publication of research or reports about our industry;
- litigation and government investigations;
- changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
- adverse market reaction to any indebtedness incurred or securities issued in the future;
- changes in market valuations of similar companies;
- adverse publicity or speculation in the press or investment community; and
- announcements by competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments.

In response to any of the foregoing developments, the market price of shares of our Common Stock could decrease significantly. You may be unable to resell your shares of our Common Stock at or above your purchase price.

Following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against that company. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Holders of our Preferred Stock have dividend, liquidation and other rights that are senior to the rights of the holders of Common Stock.

The Board has the authority to designate and issue shares of preferred stock with liquidation, dividend and other rights that are senior to those of Common Stock. The Board has classified and designated three series of preferred stock as Series A Preferred Stock, Series 1 Preferred Stock, and Series 2 Preferred Stock, each of which ranks senior to Common Stock with respect to the payment of dividends and rights upon liquidation, dissolution or winding up.

Specifically, payment of any distribution preferences on the issued and outstanding Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share of the Company (the "Series A Preferred Stock", Series 1 Convertible Redeemable Preferred Stock, par value $0.0001 per share of the Company (the "Series 1 Preferred Stock" and together with the Series A Preferred Stock, the "Preferred Stock") or any future series of preferred stock would reduce the amount of funds available for the payment of distributions on the Common Stock. Further, holders of Preferred Stock will be entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to holders of Common Stock, likely reducing the amount holders of Common Stock would otherwise receive upon such an occurrence. Holders of Series 1 Preferred Stock and Series A Preferred Stock have the right to require us to convert their Series 1 Preferred Stock and Series A Preferred Stock into Common Stock, but we may, at our option, redeem such shares of Preferred Stock for cash. Holders of the Series A Preferred Stock and Series 1 Preferred Stock are entitled to cumulative dividends before any dividends may be declared or set aside on Common Stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of Common Stock, holders of Series A Preferred Stock and Series 1 Preferred Stock will be entitled to receive a liquidation preference of $1,000.00 per share plus any accrued and unpaid distributions. As of December 31, 2024, 1,949 and 18,165 shares of Series A Preferred Stock and Series 1 Preferred Stock, respectively, were issued and outstanding. As of December 31, 2024 there were no shares of Series 2 Preferred Stock issued and outstanding.

We are a "controlled company" within the meaning of the applicable rules of the NYSE American and, as a result, may qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Under the applicable rules of the NYSE American, a company is a "controlled company" if more than 50% of the voting power for the election of directors is held by an individual, group or another company, and such company may elect not to comply with certain corporate governance requirements, including the requirements that the company have: (i) a majority of its board of directors comprised of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for selection to our Board, by the nominating committee. As of December 31, 2024, Jeffrey B. Osher, a member of the Board, controls more than 50% of the voting power of our outstanding Common Stock, and as a result, we are a "controlled company" within the meaning of applicable rules of the NYSE American.

Though we currently do not intend to take advantage of any "controlled company" exemptions, if we were to elect to be exempt from some or all of the aforementioned corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American corporate governance requirements.

If our operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of our Common Stock could decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. The ability to provide this public guidance, and the ability to accurately forecast our results of operations, could be impacted by future public health crises. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty, such as the current global economic uncertainty being experienced as a result of the war in Ukraine and the Israel-Hamas war. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Common Stock could decline as well. Even if we issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our Common Stock could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts publish about us and our business. If regular publication of research or reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrade our Common Stock or if reporting results do not meet their expectations, the market price of our Common Stock could decline.

Our stockholders' interest in us could be diluted if we issue additional shares of stock or Common Units, which could reduce the overall value of their investment; our stockholders' interests also will be diluted by exercises and conversions of Common Units and Preferred Stock.

Stockholders do not have preemptive rights to any Common Stock in the future and generally have no appraisal rights. The Company's charter, filed with the Maryland State Department of Assessment and Taxation (the "Charter") provides that we may issue up to 500,000,000 shares of Common Stock and up to 100,000,000 shares of preferred stock.

Subject to any limitations set forth under Maryland law, a majority of the Board may amend the Charter without the necessity of obtaining stockholder approval, from time to time, to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series. In addition, the Board may classify or reclassify any unissued shares of stock into other classes or series of stock without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of the Board.

A stockholder's interest in us may be diluted if we: (a) sell additional shares of stock in the future, (b) sell securities that are convertible into Common Stock, (c) issue Common Stock in a private offering of securities to institutional investors, or (d) issue Common Stock to sellers of properties acquired by us in connection with an exchange for Common Units, which are convertible into Common Stock. In addition, as of February 28, 2025, there are currently outstanding: (i) warrants to purchase up to 2,553,192 shares of Common Stock; (ii) 4,570,504 Common Units held by third parties; (iii) 2,250,000 of the class of membership interest of the Operating Company designated as "Performance Units" (the "Performance Units"); (iv) 1,613,158 of the class of membership interest of the Operating Company designated as "LTIP Units" (the "LTIP Units"); (v) 17,273 shares of Series 1 Preferred Stock; (vi) 1,889 shares of Series A Preferred Stock; and (vii) no shares of Series 2 Preferred Stock. Because of these and other reasons described in this "*Risk Factors*" section, issuances of additional Common Stock will significantly dilute the equity interests of existing holders of Common Stock and may affect prevailing market prices for Common Stock.

Subject to any contractual lock-up provisions and any applicable initial holding period required by the Operating Agreement, a member of the Operating Company may at any time require us to redeem all or any portion of the Common Units such member holds for cash at a per-Common Unit value equal to the 10-day trailing trading average of the Common Stock at the time of the requested redemption. At our election, we may satisfy the redemption through the issuance of Common Stock on a one share of Common Stock for one Common Unit basis. However, the members' redemption right may not be exercised if and to the extent that the delivery of the Common Stock upon such exercise would result in any person violating the ownership and transfer restrictions set forth in the Charter.

The Charter also authorizes the Board, without stockholder approval, to designate and issue any classes or series of preferred stock (including equity or debt securities convertible into preferred stock) and to set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class or series of preferred stock so issued. Because the Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of Common Stock or Preferred Stock.

Any sales of our Common Stock (including shares of Common Stock issuable upon the exercise or conversion, as applicable, of the Warrants, Common Units or Preferred Stock or the redemption of Preferred Stock) pursuant to Rule 144 under the Securities Act or our effective registration statements on Form S-11, filed with the SEC on September 25, 2023, as post-effectively amended by Post Effective Amendment No.1 to Form S-11, filed with the SEC on April 12, 2024, could adversely affect the prevailing market price of our Common Stock. The issuance of Common Stock upon any exercise or conversion, as applicable, of the Warrants, Common Units or Preferred Stock or redemption of Preferred Stock also may have the effect of reducing our net income per share (or increasing our net loss per share). In addition, the existence of Preferred Stock may encourage short selling by market participants because the existence of redemption payments could depress the value or market price of the Common Stock.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

- existing stockholders' proportionate ownership interest in us will decrease;
- the amount of cash available per share, including for payment of dividends in the future, may decrease;
- the relative voting strength of each share of previously outstanding common stock may be diminished; and
- the market price of our Common Stock could decline.

In addition, the Operating Company may issue additional Common Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in the Operating Company and would have a dilutive effect on the amount of distributions made to us by the Operating Company and, therefore, the amount of distributions we can make to our investors. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of the Common Stock.

Depending on the terms and pricing of any additional offerings and the value of our investments, stockholders also may experience dilution in the book value and fair mark value of, and the amount of distributions paid on, their shares of Common Stock.

We may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Common Stock.

Pursuant to the Mobile Infrastructure Corporation and Mobile Infra Operating Company, LLC 2023 Incentive Award Plan (the "Incentive Award Plan"), we may issue an aggregate of up to 3,687,500 of shares of Common Stock and restricted stock units or incentive units of the Operating Company (or a similar type of incentive equity security permitted under the Incentive Award Plan) issuable to certain of our officers and directors as determined by the compensation committee of the Board, which amount will be subject to increase from time to time. We may also issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

We may be unable to maintain the continued listing requirements of the NYSE American.

If we fail to meet the continued listing requirements and the NYSE American delists our securities and we are not able to list our securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- reduced liquidity for our securities;
- a determination that our Common Stock is a "penny stock" which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Stock;
- a limited amount of news and analyst coverage for us; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

Future offerings of debt, which would be senior to the Common Stock upon liquidation, and/or preferred equity securities, which may be senior to the Common Stock for purposes of distributions or upon liquidation, may adversely affect the market price of the Common Stock.

In the future, we may attempt to increase our capital resources and fund capital needs by making additional offerings of debt or preferred equity securities. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of Common Stock. Additional equity offerings may dilute the holdings of our then-existing stockholders or reduce the market price of the Common Stock, or both. Holders of Common Stock are not entitled to preemptive rights or other protections against dilution. Preferred Stock has, and any preferred stock that we may issue could have, a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of Common Stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders will bear the risk of our future offerings reducing the market price of the Common Stock and diluting their stock holdings in us.

Risks Related to Our Organizational Structure and Our Constituent Documents and Policies

We are a holding company with no direct operations and, as such, we will rely on funds received from the Operating Company to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of the Operating Company and its subsidiaries.

We are a holding company and conduct substantially all of our operations through the Operating Company. We do not have, apart from an interest in the Operating Company, any independent operations. As a result, we rely on distributions from the Operating Company to pay any dividends we might declare on our securities. We also rely on distributions from the Operating Company to meet our obligations, including any tax liability on taxable income allocated to us from the Operating Company. In addition, because we are a holding company, claims of our equity holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the Operating Company and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of the Operating Company and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and the Operating Company's liabilities and obligations have been paid in full.

We may change our operational, financing and investment policies without stockholder approval.

The Board will determine our operational, financing and investment policies and may amend or revise our policies, including our policies with respect to acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. These policy changes could adversely affect the market value of the Common Stock and our ability to make distributions to you. For example, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur, and the Board may alter or eliminate any current policy on borrowing at any time without stockholder approval. Accordingly, we could become highly leveraged, which could result in an increase in our debt service costs and increase our exposure to interest rate risks, real estate market fluctuations and liquidity risks.

Ownership limitations and certain provisions in the Charter, as well as certain provisions of Maryland law, may deter, delay or prevent a change in control or acquisition proposals.

Subject to certain exceptions, the Charter provides that no person may beneficially or constructively own more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock or 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of outstanding shares of each class or series of our stock. These provisions of the Charter are to promote our orderly governance. However, these provisions also inhibit acquisitions of a significant stake in us and may prevent a change in control of us. Additionally, certain provisions contained in the Charter and the bylaws of the Company (the "Bylaws") may further deter persons from attempting to acquire control of us and implement changes that may be beneficial to our investors, including, for example, provisions relating to:

- the exclusive power of the Board to fill vacancies on the Board;
- limitations on the ability of, and various requirements that must be satisfied in order for, our stockholders to propose nominees for election to the Board and propose other business to be considered at a meeting of our stockholders;
- the exclusive power of the Board to amend the Bylaws;
- the power of the Board to adopt certain amendments to the Charter without stockholder approval, including the authority to increase or decrease the number of authorized shares of stock, to create new classes or series of stock (including a class or series of stock that could delay or prevent a transaction or a change in control of us that might involve a premium for Common Stock or otherwise be in the best interests of our stockholders) and to classify or reclassify any unissued shares of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of Common Stock or any new class or series of shares created by the Board;
- the requirement that amendments to the Charter by our stockholders may be made only if declared advisable by the Board;
- the business combination provisions of the Maryland General Corporation Law (the "MGCL") that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our then outstanding Common Stock or an affiliate or associate of us who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding Common Stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special stockholder voting requirements to approve these combinations unless the consideration being received by common stockholders satisfies certain conditions. This resolution, however, may be altered or repealed in whole or in part at any time;
- the "control share" provisions of the MGCL provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares of stock controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in the election of directors) acquired in a "control share acquisition" (defined as the acquisition of "control shares," subject to certain exceptions) has no voting rights with respect to those shares of stock except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and directors who are also our employees. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of stock; and
- the "unsolicited takeover" provisions of the MGCL, which permit the Board, without stockholder approval and regardless of what is currently provided in the Charter or the Bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not yet have.

The Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, if any, and could discourage lawsuits against us and our directors, officers and employees, if any.

The Bylaws provide that the Circuit Court for Baltimore City, Maryland (or in certain circumstances, the United States District Court for the District of Maryland, Northern Division) will be the sole and exclusive forum for: (a) any "Internal Corporate Claim" as defined by the MGCL; (b) any derivative action or proceeding brought on our behalf; (c) any action asserting a claim for breach of a duty owed by any of our directors, officers or employees to us or our stockholders; (d) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to the Charter or the Bylaws; or (e) any action asserting a claim against us or any of our directors, officers or employees governed by the internal affairs doctrine of the State of Maryland. This choice of forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in our stock shall be deemed to have notice of and to have consented to these provisions of the Bylaws. This choice of forum provision may limit a stockholder's ability to bring a claim in another judicial forum, including a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state. Alternatively, if a court were to find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

The Charter limits the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Under current Maryland law, our directors and officers will not have any liability to us and our stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

In addition, the Charter obligates us to indemnify our present and former directors and officers for actions taken by them in those and other capacities and to pay or reimburse the reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law, and effective upon completion of the Merger, we entered into indemnification agreements with our directors and executive officers. As a result, we and our stockholders may have more limited rights against any present or former director or officer than might otherwise exist absent the provisions in the Charter and indemnification agreements or that might exist with other companies.

Conflicts of interest exist or could arise in the future with the Operating Company or its members.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our stockholders, on the one hand, and the Operating Company or any member thereof, on the other. Our directors and officers have duties to us under applicable Maryland law in connection with their direction of our management. At the same time, under the Operating Agreement, the members of the board of the Operating Company must act in accordance with the implied contractual covenant of good faith and fair dealing in connection with the management of the Operating Company. These duties of the directors of the Operating Company to the Operating Company and its members may come into conflict with our interests. Under the Operating Agreement, except for contractual duties expressly provided under the Operating Agreement and to the extent permitted by the Delaware Limited Liability Company Act, no director of the Operating Company has any duties (including any fiduciary duties) to the Operating Company, us, or any subsidiary of the Operating Company, or any of their respective direct and indirect stockholders, or to any member or creditor of the Operating Company. In addition, the Operating Agreement provides that the members agree that (a) the directors of the Operating Company are acting for the benefit of the Operating Company, the members and our stockholders collectively and (b) notwithstanding any duty otherwise existing at law or equity, in the event of a conflict between the interests of the Operating Company or any member, on the one hand, and the separate interests of ours or our stockholders, on the other hand, the directors may give priority to the separate interests of ours or our stockholders (including, without limitation, with respect to tax consequences to members, assignees or our stockholders), and, in the event of such a conflict, any action or failure to act on the part of the directors (or our directors, officers or agents) that gives priority to the separate interests of ours or our stockholders that does not result in a violation of the contract rights of the members under the Operating Agreement does not violate any other duty owed by the directors to the Operating Company and/or the members.

The Operating Agreement provides that a member is not liable to the Operating Company for any action or omission taken in his or her capacity as a member, for the debts or liabilities of the Operating Company or for the obligations of the Operating Company under the Operating Agreement, except for liability for fraud, willful misconduct or gross negligence, or pursuant to any express indemnity given to the Operating Company by the member. The Operating Agreement contains a provision that eliminates the liability of the directors and officers of the Operating Company to the Operating Company, any members or any assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission if such director or officer, as applicable, acted in good faith. The Operating Agreement also provides that any obligation or liability of ours that may arise at any time under the Operating Agreement or any other instrument, transaction or undertaking contemplated by the Operating Agreement will be satisfied, if at all, out of our assets or the assets of the Operating Company only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents.

In addition, the Operating Agreement requires the Operating Company to indemnify its directors, officers or employees and any other person designated by the board against any and all losses, claims, damages, liabilities, expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Operating Company, unless (a) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (b) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (c) such person actually received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the Operating Agreement. The Operating Company must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The Operating Company is not permitted to indemnify or advance funds to any person (a) with respect to any action initiated by the person seeking indemnification without the board's approval (except for any proceeding brought to enforce such person's right to indemnification under the Operating Agreement) or (b) if the person is found to be liable to the Operating Company on any portion of any claim in the action.

In addition, the Operating Agreement provides for the issuance of membership units designated as LTIP Units and Performance Units. LTIP Units and Performance Units will dilute our interest (and therefore the interest of our stockholders) in the assets of the Operating Company. Holders of LTIP Units and Performance Units will have the same rights to vote as members holding Common Units. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our stockholders. Furthermore, circumstances may arise in the future when the interest of members in the Operating Company may conflict with the interest of our stockholders. For example, the timing and terms of dispositions of properties held by the Operating Company may result in tax consequences to certain members and not to our stockholders.

Other Risks

We qualify as an "emerging growth company." The reduced public company reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

We qualify as an "emerging growth company" under SEC rules. As an emerging growth company, we will be permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: (a) an exemption from compliance with the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (b) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, (c) reduced disclosure obligations regarding executive compensation arrangements in periodic reports, registration statements, and proxy statements, and (d) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find Common Stock less attractive as a result, there may be a less active trading market for Common Stock, and the market price of Common Stock may be more volatile.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes are integrated into our overall risk management systems and include overseeing and identifying risks from cybersecurity threats associated with the use of third-party service providers. We conduct security assessments of certain third-party providers before engagement and have established monitoring procedures in our effort to mitigate risks related to data breaches or other security incidents originating from third parties.

Governance

Board of Directors

The Audit Committee of our Board (the "Audit Committee") oversees, among other things, the controls designed to assess, identify, and manage material risks from cybersecurity threats. The Audit Committee is informed of material risks from cybersecurity threats pursuant to the escalation criteria as set forth in our disclosure controls and procedures. Further, our Chief Financial Officer and our Head of Information Technology report on cybersecurity matters, including material risks and threats, to the Audit Committee, and the Audit Committee provides updates to our Board, in each case as frequently as is appropriate.

Management

Under the oversight of the Audit Committee, and as directed by our Chief Financial Officer, our Head of Information Technology has established policies for and is primarily responsible for overseeing our cybersecurity incident response plan and related processes that are designed to assess and manage material risks from cybersecurity threats. As part of this cybersecurity program, we utilize a third-party managed information technology service provider (the "MSP") for cybersecurity services, including threat detection and response, vulnerability assessment and monitoring, security incident response and recovery and general cybersecurity education and awareness. The MSP has the requisite experience to oversee our cybersecurity program. Our Chief Financial Officer and our Head of Information Technology are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents pursuant to criteria set forth in our incident response plan. In addition, our Chief Financial Officer and our Head of Information Technology coordinate with our legal counsel to assess and manage material risks from cybersecurity threats. Our Chief Financial Officer and our Head of Information Technology provide updates as frequently as appropriate to the Audit Committee.

As of the date of this Annual Report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

ITEM 2. PROPERTIES

Our headquarters are located at 30 W. 4th Street, Cincinnati, Ohio 45202. We believe that our current facilities are adequate to meet our ongoing needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

As of December 31, 2024, we owned 40 parking facilities in 20 separate markets throughout the United States, with a total of approximately 15,100 parking spaces and approximately 5.2 million square feet. We also own approximately 0.2 million square feet of commercial space adjacent to our parking facilities.

The following table sets forth the property name, location and other information with respect to the parking facilities we owned as of December 31, 2024:

Property Name	Location	Property Type	Number of Spaces	Property Size (Square Feet)
Bricktown Garage	Oklahoma City, OK	Garage	555	206,598
Lafayette Square Garage	Bridgeport, CT	Garage	878	232,964
River East Garage	Chicago, IL	Garage	1,154	473,522
Mabley Place Garage	Cincinnati, OH	Garage	772	353,700
1W7 Garage	Cincinnati, OH	Garage	765	314,749
222W7 Garage	Cincinnati, OH	Garage	1,625	531,000
Union & Archer Lot	Cleveland, OH	Surface Lot	260	94,252
Crown Colony Lot	Cleveland, OH	Surface Lot	82	23,460
IMG Garage	Cleveland, OH	Garage	471	294,361
1935 Sherman Lot	Denver, CO	Surface Lot	72	18,750
Residence Inn Garage	Denver, CO	Garage	450	177,650
Denver School Lot	Denver, CO	Surface Lot	28	6,250
RenCen Garage	Detroit, MI	Garage	1,273	382,470
Taylor St Garage	Fort Worth, TX	Garage	1,013	372,171
Marks Garage	Honolulu, HI	Garage	308	150,810
Saks Garage	Houston, TX	Garage	265	90,750
Preston Lot	Houston, TX	Surface Lot	46	10,000
San Jacinto	Houston, TX	Surface Lot	85	28,326
Houston Preferred [1]	Houston, TX	Garage/Lot	528	140,115
City Park Garage	Indianapolis, IN	Garage	354	20,473
Meridian Lot	Indianapolis, IN	Surface Lot	36	10,454
Heyburn Lot	Louisville, KY	Surface Lot	165	54,450
Raider Park Garage	Lubbock, TX	Garage	1,508	563,584
Poplar Lot	Memphis, TN	Surface Lot	125	37,563
Chase Garage	Miami, FL	Garage	118	36,129
Old World Lot	Milwaukee, WI	Surface Lot	54	11,250
Wells Lot	Milwaukee, WI	Surface Lot	148	43,580
Clybourn Lot	Milwaukee, WI	Surface Lot	15	2,400
Arena Lot	Milwaukee, WI	Surface Lot	75	48,344
Ramada Lot	Minneapolis, MN	Surface Lot	185	71,737
Orpheum Lot	Minneapolis, MN	Surface Lot	270	86,283
White Front Garage	Nashville, TN	Garage	155	44,944
Rampart Lot	New Orleans, LA	Surface Lot	77	27,105
Shoe Lot	St. Louis, MO	Surface Lot	180	53,153
Washington Lot	St. Louis, MO	Surface Lot	63	16,919
Broadway Lot	St. Louis, MO	Surface Lot	146	41,948
7th & Cerre Lot	St. Louis, MO	Surface Lot	149	46,056
Cardinal Lot	St. Louis, MO	Surface Lot	376	114,424
Holiday Inn Garage	St. Paul, MN	Garage	285	101,568

[1]   Houston Preferred includes 2 properties.

ITEM 3. LEGAL PROCEEDINGS

The nature of our business exposes our properties, the Company, the Operating Company, and our other subsidiaries to the risk of claims and litigation in the normal course of business. Other than as noted below or routine litigation arising out of the ordinary course of business, we are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us.

Refer to Note 16 — *Commitments and Contingencies* in Part II, Item 8 *Notes to the Consolidated Financial Statements* of this Annual Report, which information is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NYSE American under the ticker symbol "BEEP."

Holders of Record

As of February 28, 2025, we had approximately 42.6 million shares of Common Stock outstanding, held by a total of 1,046 stockholders of record. We believe the actual number of beneficial owners of our Common Stock is greater than this number of record holders and includes beneficial owners whose shares are held in "street name" by brokers, banks and other nominees.

Dividends

We do not currently, and may not in the future, generate sufficient cash flow from operations to pay and fund future distributions on our shares of Common Stock. We do not currently anticipate that we will be able to resume the payment of distributions on our shares of Common Stock. However, if distributions do resume, all or a portion of the distributions may be paid from other sources, such as cash flows from equity offerings, financing activities, or borrowings. We have not established any limit on the extent to which distributions could be funded from these other sources. Accordingly, the amount of distributions paid may not reflect current cash flow from operations and distributions may include a return of capital, (rather than a return on capital). If we pay distributions from sources other than cash flow from operations, the funds available to us for investments would be reduced and the share value may be diluted. The declaration and payment and level of distributions will be determined by our Board in its sole discretion and depend on a variety of factors, including current and projected liquidity requirements, anticipated operating cash flows and tax considerations, and other relevant items deemed applicable by our Board.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plan is incorporated herein by reference to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this Annual Report.

Recent Sales of Unregistered Equity Securities

There are no unreported sales of equity securities as at December 31, 2024.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 11, 2024, the Company announced that the Board authorized a share repurchase program for the repurchase of up to $10,000,000 of shares of Common Stock.

The following table summarizes the share repurchase activity for the three months ended December 31, 2024. The average price paid per share includes broker commissions.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
October 1 - 31, 2024	221,022	$ 3.16	221,022	$ 9,211,212
November 1 - 30, 2024	169,833	$ 3.13	169,833	$ 8,678,878
December 1 - 31, 2024......................	1,408	$ 3.37	1,408	$ 8,674,139

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with the audited consolidated financial statements and the notes thereto contained elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" preceding Part I and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

General

We are a Maryland corporation focused on acquiring, owning and optimizing parking facilities and related infrastructure, including parking lots, parking garages and other parking structures throughout the United States. We target both parking garage and surface lot properties primarily in top 50 MSAs with proximity to key demand drivers, such as commerce, events and venues, government and institutions, hospitality and multifamily central business districts.

As of December 31, 2024, we owned 40 parking facilities in 20 separate markets throughout the United States, with a total of approximately 15,100 parking spaces and approximately 5.2 million square feet. We also own approximately 0.2 million square feet of commercial space adjacent to our parking facilities.

Return to Work

The return to normalized movement following the COVID-19 pandemic is relatively uneven among markets and industries, which has impacted the performance of our assets, as many of our properties are located in urban centers, near government buildings, entertainment centers, or hotels. Many companies continue to deploy a work-from-home or hybrid remote strategy for employees. We anticipate that a hybrid work structure for traditional central business district office workers will be the normalized state going-forward. This has impacted the performance of many of our assets that have office exposure and underscores the importance of a multi-key demand driver strategy in repositioning current and/or acquiring new assets.

Managed Property Revenue Contracts

In 2024, 29 of our 40 assets converted to management contracts. We believe asset management contracts provide the opportunity for NOI growth through more transparent and controlled expense management and will reduce the revenue variability associated with the timing of payments for contract parking agreements. In addition, the move to management contracts properly aligns the incentives and rewards for revenue growth between the third-party operator and the Company. This change is also expected to result in better revenue linearity compared to revenue recognition in our lease agreements, in which lease payments are based on cash collections from operators. Overall, the conversion to management contracts also provides enhanced visibility on the performance of the portfolio within our financial results. Our intent is to convert the remaining assets to asset management contracts by the end of 2027.

Same Location RevPAS

Revenue Per Available Stall ("RevPAS") is used to evaluate parking operations and performance. RevPAS is defined as average monthly Parking Revenue (managed property revenue less related sales tax and credit card fees) divided by the parking stalls in the locations the Parking Revenue was earned. Parking Revenue does not include Billboard or Commercial Rent, or revenue from locations that are under Lease Agreements. Parking Revenue is a meaningful component of revenue that is used to judge the performance of locations and the ability to manage each location. We believe RevPAS is a meaningful indicator of our performance because it measures the period-over-period change in revenues for comparable locations. Parking Revenue should not be viewed as an alternative measure of our financial performance as it does not reflect all components of revenue, which may be material.

Same location RevPAS represents Parking Revenue at our assets under management agreements prior to the second quarter of 2024 with the exception of two assets where we do not have sufficient historical data to calculate RevPAS. We believe same location RevPAS is a key performance measure that allows for review of fluctuations in revenue without the impact of portfolio transaction or changes in revenue structure. Average monthly same location RevPAS for 2024 was $209.24 per month.

Results of Operations for the Years Ended December 31, 2024 and 2023 (dollars in thousands)

	For the Year Ended December 31,			
	2024	2023	$ Change	% Change
Revenues				
Managed property revenue	$ 27,848	$ —	$ 27,848	100.0%
Base rental income...	6,195	8,165	(1,970)	(24.1)%
Percentage rental income..	2,965	22,107	(19,142)	(86.6)%
Total revenues..	$ 37,008	$ 30,272	$ 6,736	22.3%

Total Revenues

The increase in total revenues for 2024 compared to 2023 is due primarily to 29 of our 40 assets converting to management contracts in 2024, as noted above. The change to management contracts results in us recognizing revenue from all parking transactions at those locations. Under the previous lease agreements, we only received a portion of the revenue after a certain threshold was reached.

	For the Year Ended December 31,			
	2024	2023	$ Change	% Change [1]
Operating expenses				
Property taxes	$ 7,256	$ 7,178	$ 78	1.1%
Property operating expense......................................	7,119	1,985	5,134	NM
Depreciation and amortization.................................	8,403	8,512	(109)	(1.3)%
General and administrative	10,794	13,160	(2,366)	(18.0)%
Preferred Series 2 - issuance expense	—	16,101	(16,101)	(100.0)%
Professional fees...	1,759	1,724	35	2.0%
Organizational, offering and other costs	—	2,862	(2,862)	(100.0)%
Impairment	157	8,982	(8,825)	(98.3)%
Total expenses..	$ 35,488	$ 60,504	$ (25,016)	(41.3)%

[1] Line items that result in a percent change that exceed certain limitations are considered not meaningful ("NM") and indicated as such.

Property Operating Expense

The increase in property operating expense for the year ended December 31, 2024 compared to the same period in 2023 is due primarily to 29 of our 40 assets converting to management contracts in 2024, as noted above. The change to management contracts results in higher reflected operating expenses as revenues under the previous lease agreements were calculated based on collections reduced by certain costs, whereas these costs are now recorded as property operating expense under management contracts.

General and Administrative Expense

The $2.4 million decrease in general and administrative expenses during the year ended December 31, 2024 compared to December 31, 2023 is primarily attributable to equity based compensation for certain executive performance units expensed through December 31, 2023 of $4.2 million and the cancellation of executive LTIP Units for $1.4 million in the third quarter of 2023, partially offset by non-cash compensation cost for awards granted in 2024 and an increase in payroll and technology expenses.

Preferred Series 2 - Issuance Expense

As part of accounting for the reverse recapitalization in 2023, we evaluated the Series 2 Preferred Stock arrangement, and determined that the fair value of the Series 2 Preferred Stock at the time of the transaction of $66.7 million ($4.84 per share) exceeded the implied conversion rate ($3.34 per share) based on a total of 13,787,464 shares of common stock issued on December 31, 2024 and $4.6 million of dividends paid in kind in return for $46 million in proceeds. As a result, the excess in fair value was treated as non-cash compensation and was recorded as Preferred Series 2 - Issuance Expense on the Consolidated Statements of Operations.

Organizational, Offering and Other Costs

The decrease in organizational, offering and other costs during the year ended December 31, 2024 compared to December 31, 2023 is primarily attributable to transaction costs associated with the Merger that were allocated to the 1,900,000 FWAC Class B Shares that converted to common stock and which are subject to an earn-out structure (the "Earn-Out Shares") under terms outlined in the Second Amended and Restated Sponsor Agreement as well as well as $1.0 million in lender consent costs.

Impairment

During the year ended December 31, 2024, we impaired approximately $0.2 million of our real estate assets as a result of a planned disposition of a property.

During the year ended December 31, 2023, we recorded approximately $9.0 million of asset impairment charges related to assets impacted by delayed return-to-work trends or other reductions of demand-drivers impacting these assets, as well as disposition of properties.

| | For the Year Ended December 31, | | | |
	2024	2023	$ Change	% Change [(1)]
Other				
Interest expense, net	$ (13,830)	$ (13,910)	$ 80	(0.6)%
Gain on sale of real estate	2,651	660	1,991	NM
Other income, net	434	1,179	(745)	(63.2)%
Change in fair value of Earn-Out liability	844	4,065	(3,221)	(79.2)%
Total other expense	$ (9,901)	$ (8,006)	$ (1,895)	23.7%

[(1)] Line items that result in a percent change that exceed certain limitations are considered not meaningful ("NM") and indicated as such.

Interest Expense

The decrease in interest expense, net of approximately $0.1 million during the year ended December 31, 2024 compared to the prior year is primarily attributable to the repayment of $9.9 million of mortgage loans in the third quarter of 2023 and the paydowns of $15.0 million and $5.0 million on the Revolving Credit Facility in the third quarter of 2023 and 2024, respectively. This was partially offset by interest expense on the Line of Credit entered into in the third quarter of 2024 and the refinancing of the Revolving Credit Facility with the 2034 CMBS Loan in December 2024.

Gain (Loss) on Sale of Real Estate

In February 2024, we disposed of our Cincinnati Race Street location for $3.15 million, resulting in a loss on sale of real estate of approximately $0.1 million. In July 2024, we sold one parking lot in Clarksburg, West Virginia for approximately $0.5 million, resulting in an immaterial loss on sale of real estate. In November 2024, we sold a parking lot located in Indianapolis, Indiana for approximately $4.6 million, resulting in a gain on sale of real estate of approximately $2.7 million.

In February 2023, we sold a parking lot located in Wildwood, New Jersey for $1.5 million, resulting in a gain on sale of real estate of approximately $0.7 million. We received net proceeds of approximately $0.3 million after the repayment of the outstanding mortgage loan, interest and transaction costs.

Other Income, Net

The decrease in other income, net of approximately $0.7 million during the year ended December 31, 2024 compared to the prior year is primarily attributable to a gain from a settlement agreement entered into on September 6, 2023 partially offset by legal related gains in 2024.

Change in Fair Value of Earn-out Liability

In connection with the Merger, in August 2023 we recognized a liability for Earn-Out Shares which may vest if certain hurdles are met regarding share price. Changes to the fair value of the liability during the period are reflected in earnings.

Non-GAAP Measures

Net Operating Income

Net Operating Income ("NOI") is presented as a supplemental measure of our performance. We believe that NOI provides useful information to investors regarding our results of operations, as it highlights operating trends such as pricing and demand for our portfolio at the property level as opposed to the corporate level. NOI is calculated as total revenues less property operating expenses and property taxes. We use NOI internally in evaluating property performance, measuring property operating trends, and valuing properties in our portfolio. Other real estate companies may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other real estate companies. NOI should not be viewed as an alternative measure of our financial performance as it does not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income and expenses, or the level of capital expenditures necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The following table presents our NOI as well as a reconciliation of NOI to Net Loss, the most directly comparable financial measure under U.S. GAAP reported in our consolidated financial statements, for the years ended December 31, 2024 and 2023 (dollars in thousands):

	For the Year Ended December 31,		
	2024	**2023**	**%**
Revenues			
Managed property revenue	27,848	-	
Base rental income	6,195	8,165	
Percentage rental income	2,965	22,107	
Total revenues	37,008	30,272	22.3%
Operating expenses			
Property taxes	7,256	7,178	
Property operating expense	7,119	1,985	
Net Operating Income	$ 22,633	$ 21,109	7.2%
Reconciliation			
Net loss	(8,381)	(38,238)	
Gain on sale of real estate	(2,651)	(660)	
Other income, net	(434)	(1,179)	
Change in fair value of Earn-Out liability	(844)	(4,065)	
Interest expense, net	13,830	13,910	
Depreciation and amortization	8,403	8,512	
General and administrative	10,794	13,160	
Preferred Series 2 - issuance expense	—	16,101	
Professional fees	1,759	1,724	
Organizational, offering and other costs	—	2,862	
Impairment	157	8,982	
Net Operating Income	$ 22,633	$ 21,109	

Adjusted EBITDA

Adjusted Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("Adjusted EBITDA") reflects net income (loss) excluding the impact of the following items: interest expense, depreciation and amortization, and the provision for income taxes, for all periods presented. Adjusted EBITDA also excludes stock based compensation expense, non-cash changes in the fair value of the Earn-Out Liability, gains or losses from disposition of real estate assets, impairment write-downs of depreciable property, merger-related charges, and Other Income, Net.

Our use of Adjusted EBITDA facilitates comparison with results from other companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company's capital structure, debt levels, and credit ratings. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. Adjusted EBITDA also excludes depreciation and amortization expense because differences in types, use, and costs of assets can result in considerable variability in depreciation and amortization expense among companies. We exclude stock-based compensation expense in all periods presented to address the considerable variability among companies in recording compensation expense because companies use stock-based payment awards differently, both in the type and quantity of awards granted. We use Adjusted EBITDA as a measure of operating performance which allow us to compare earnings and evaluate debt leverage and fixed cost coverage.

The following table presents our calculation of Adjusted EBITDA for the for the years ended December 31, 2024 and 2023 (dollars in thousands):

| | For the Year Ended December 31, | |
	2024	2023
Reconciliation of Net loss to Adjusted EBITDA Attributable to the Company		
Net loss	$ (8,381)	$ (38,238)
Interest expense, net	13,830	13,910
Depreciation and amortization	8,403	8,512
Organizational, offering and other costs	—	2,862
Impairment	157	8,982
Preferred Series 2 - issuance expense	—	16,101
Change in fair value of Earn-Out liability	(844)	(4,065)
Other income, net	(434)	(1,179)
Gain on sale of real estate	(2,651)	(660)
Equity based compensation	5,719	8,552
Adjusted EBITDA Attributable to the Company	$ 15,799	$ 14,777

Liquidity and Capital Resources

Sources and Uses of Cash

Aside from standard operating expenses, we expect our principal cash demands in both the short term and long term to be for:

- principal and interest payments on our outstanding indebtedness;

- capital expenditures;

- redemption and dividend payments on the Series A Preferred Stock and Series 1 Preferred Stock;

- funding of our share repurchase program; and

- acquisitions of assets.

Our principal source of funds will be rental income and managed property revenue at our parking facilities as well as existing cash on hand and the Line of Credit. We also may sell properties that we own or place mortgages on properties that we own to raise capital.

Debt

We have $29.9 million of debt due within twelve months of the date of the filing of this Annual Report which is comprised of $27.2 million related to the Line of Credit and $2.7 million of notes payable. We do not currently have sufficient cash on hand, liquidity or projected future cash flows to repay these outstanding amounts and interest due upon maturity. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

We are currently analyzing alternatives in order to satisfy these debt maturities. We plan to refinance the Line of Credit and note payable prior to their maturities. However, as refinancing is outside of our control, we plan to sell real estate assets as needed to satisfy the obligations. Management has determined it is probable that it will be able to successfully implement these plans. As such, we have concluded that these plans alleviate substantial doubt about the Company's ability to continue as a going concern.

During 2023 and 2024, we have taken steps to both extend and ladder maturities in our debt profile, including:

- In September 2023, we paid approximately $9.9 million to Vestin Realty Mortgage II, Inc. ("Vestin"), which represented payment in full of five notes held by Vestin.

- In February 2024, we refinanced $5.5 million of notes payable maturing in March 2024 with a 5-year note for $5.9 million.

- In September 2024, we entered into a $40.4 million Line of Credit, maturing in September 2025 (the "Line of Credit"). Borrowings under the Line of Credit will accrue interest at a rate of 15.0% per annum, with interest payable in arrears at maturity or upon repayment of any principal amount borrowed under the Line of Credit. The proceeds from the Line of Credit (after payment of related legal fees) are only to be used for redemption payments on the Series A Preferred Stock and Series 1 Preferred Stock, unpaid dividends on the Series A Preferred Stock and Series 1 Preferred Stock accrued prior to the closing date of the Line of Credit, funding of the share repurchase program, and a $5.0 million paydown on the Revolving Credit Facility.

- In December 2024, we refinanced a $7.2 million note payable with a three-year note for $12 million.
- In December 2024, we entered into a $75.5 million, 10-year CMBS financing agreement (the "2034 CMBS Loan"). The 2034 CMBS Loan bears a fixed annual interest rate of 7.755% and is secured by a pool of seven properties. Proceeds of the 2034 CMBS Loan were used to repay and discharge the Revolving Credit Facility and refinance a property-level loan.

Certain lenders may require reserves related to capital improvements, insurance, and excess cash. These lender-required reserves make up the majority of our restricted cash amounts as of December 31, 2024.

Capital Expenditures

Existing capital expenditure activities expected to be completed in the near-term for general deferred maintenance are expected to cost approximately $0.2 million.

Asset Acquisitions and Dispositions

Our future acquisitions or development of properties cannot be accurately projected because such acquisitions or development activities depend upon available opportunities that come to our attention and upon our ability to successfully acquire, develop and lease such properties. However, we have identified a pipeline of acquisition opportunities that we believe is bespoke and actionable, while being largely off-market and unavailable to our competitors. As of December 31, 2024, we have identified and are evaluating several parking facilities as potential acquisition targets. However, we are unlikely to acquire additional parking facilities until more favorable financial market conditions are realized. We are also evaluating the potential disposition of certain properties in our portfolio, the proceeds of which we could redeploy into potential acquisition targets.

Distributions and redemptions

In September 2024, we paid all accrued and unpaid dividends for the past dividend periods on the Series A Preferred Stock and Series 1 Preferred Stock. Additionally, we declared monthly dividend payments on the Series A Preferred Stock and Series 1 Preferred Stock for each month beginning September 2024 through December 2024. The payment of future dividends is subject to the Board's discretion and will be determined by the Board based on the Company's financial condition and such other considerations as the Board deems relevant. Additionally, in September 2024, we began electing to redeem shares of Series A Preferred Stock and Series 1 Preferred Stock for cash rather than converting to common stock. Proceeds from the Line of Credit are used to pay the stated value of the shares redeemed for cash as well as the accrued and unpaid dividends for past dividend periods.

In March 2018, we suspended the payment of distributions on our common stock. There can be no assurance that cash distributions to our common stockholders will be resumed in the future. The actual amount and timing of distributions, if any, will be determined by our Board in its discretion and typically will depend on various factors that our Board deems relevant. We do not currently, and may not in the future, generate sufficient cash flow from operations to fund distributions. We do not currently anticipate that we will be able to resume the payment of distributions. However, if distributions do resume, all or a portion of the distributions may be paid from other sources, such as cash flows from equity offerings, financing activities, borrowings, or by way of waiver or deferral of fees. We have not established any limit on the extent to which distributions could be funded from these other sources.

Share repurchase program

In September 2024, the Board authorized a share repurchase program of up to $10 million of shares of our outstanding common stock. Repurchases may be made from time to time through open-market purchases or privately negotiated transactions. Proceeds from the Line of Credit are used to fund the share repurchase program.

Warrants

As a result of the Merger, our previously outstanding warrants became warrants to purchase 2,553,192 shares of our common stock at an exercise price of $7.83 per share, exercisable as of the date of the Closing (the "Common Stock Warrants"). As of the Closing Date, FWAC, Legacy MIC, and Color Up entered into a Warrant Assumption and Amendment Agreement (the

"Warrant Assumption and Amendment Agreement") to the Warrant Agreement, whereby the Company assumed the Common Stock Warrants remaining outstanding and unexpired at that time, and such Common Stock Warrants became the common stock warrants of the Company. On August 29, 2023, the Company and Color Up entered into the Amended and Restated Warrant Agreement pursuant to which the Warrant Agreement was amended and restated to reflect the effects of the Merger and permit Color Up to exercise the Common Stock Warrants on a cashless basis at Color Up's option. Subsequently, Color Up distributed the entirety of the Common Stock Warrants to HSCP Strategic III, LP, an entity controlled by Mr. Osher, and Bombe Asset Management, LLC, an entity owned and controlled by Mr. Chavez and Ms. Hogue.

While exercise of the Common Stock Warrants is a potential source of cash, we do not currently believe this is a likely event and therefore do not use this assumption in our operating plans.

Cash flow activities

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023 (dollars in thousands):

	For the Year Ended December 31,	
	2024	2023
Net cash (used in) operating activities	$ (784)	$ (2,125)
Net cash provided by (used in) investing activities	$ 4,235	$ (346)
Net cash (used in) provided by financing activities	$ (4,343)	$ 8,208

Cash flows from operating activities

In 2024, $0.8 million of cash was used in operating activities compared with $2.1 million used in operating activities in 2023, a decrease of $1.3 million. The cash used in operating activities for the year ended December 31, 2024 was primarily attributable to payment of general and administrative and professional fees, cash paid for interest, and settlement of liabilities and changes in working capital, which offset the benefit of improved NOI for the period. The cash used in operating activities for the year ended December 31, 2023 was primarily attributable to payments of deferred offering costs and other Merger-related amounts paid and cash paid for interest.

Cash flows from investing activities

In 2024, $4.2 million of cash was provided by investing activities compared with $0.3 million used in investing activities in 2023, an increase of $4.5 million. The cash provided by investing activities during the year ended December 31, 2024 was primarily attributable to proceeds from the sale of three of our parking assets in 2024 partially offset by routine and strategic capital expenditures. The cash used in investing activities during the year ended December 31, 2023 was primarily attributable to capital expenditures offset by proceeds from the sale of one parking asset in February 2023.

Cash flows from financing activities

In 2024, $4.3 million of cash was used in financing activities compared with $8.2 million provided by financing activities in 2023, a decrease of $12.5 million. The cash used in financing activities during the year ended December 31, 2024 was primarily attributable to the proceeds from the Line of Credit, refinancing of the Revolving Credit Facility and certain notes payable and related loan fees, as well as distribution and redemption payments on the Series 1 Preferred Stock and Series A Preferred Stock. The cash provided by financing activities during the year ended December 31, 2023 was primarily attributable to the Merger and the Preferred PIPE Investment. The proceeds from the Merger were then used to fund the $15.0 million paydown of the Revolving Credit Facility, payment of transaction costs, and pay-off of certain of mortgage loans.

Critical Accounting Estimates

Our accounting estimates have been established in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions is different, it is possible that different accounting policies will be applied, or different amounts of assets, liabilities, revenues and expenses will be recorded, resulting in a different presentation of the financial statements or different amounts reported in the financial statements.

Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. Below is a discussion of the accounting policies that management considers to be most critical. These policies require complex judgment in their application or estimates about matters that are inherently uncertain.

Merger Accounting

In connection with the Merger, we were required to estimate the fair value of multiple forms of equity. These fair value estimates impacted the allocation and classification of the costs incurred during the Merger.

1,900,000 FWAC Class B ordinary shares that converted to Common Stock are subject to "Earn-Out Shares" under terms outlined in the Second Amended and Restated Sponsor Agreement. The Earn-Out Shares vest if certain milestones related to share price are achieved as further described in Footnote 15. Because the shares have voting rights but have contingent vesting conditions, we have included the shares as issued but not outstanding on the face of the Consolidated Balance Sheets. The estimated fair value of the Earn-Out Shares was recorded as approximately $5.8 million as of the Closing Date and is presented as earnout liability on the Consolidated Balance Sheets. We allocated $0.9 million of offering costs to the Earn-Out Shares, which was recorded as part of Organization, offering, and other costs on the Consolidated Statements of Operations. We estimated the fair value of each tranche of shares separately using a Monte Carlo simulation. These estimates require us to make various assumptions about the risk-free rate, expected volatility for each tranche of the Earn-Out Shares, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy. Because we are a newly-listed company with limited share activity, we were required to exercise judgment in estimating expected volatility (30.0% to 45.0%) and in selection of comparable companies. The estimated fair value of the Earn-Out shares will continue to impact our financial results each quarter, and changes to our underlying assumption or our performance could result in a material change to our earnings.

As part of accounting for the reverse recapitalization, we evaluated the Series 2 Preferred Stock arrangement using the guidance in ASC 820 and 480. We determined the fair value of the Series 2 Preferred Stock, including the dividends to be paid-in-kind, was $66.7 million ($4.84 per share) at the time of the transaction. We compared the fair value to the implied conversion rate based on a total of 13,787,464 shares of common stock being issued and $4.6 million of dividends paid in kind in return for $46 million in proceeds. As a result, the excess in fair value was treated as non-cash compensation and was recorded as Preferred Series 2 issuance expense on the Consolidated Statements of Operations. A change in our assumptions, such as expected volatility and the discount for lack of marketability, around the valuation of these shares could have resulted in an allocation of offering costs that was recorded as additional paid in capital rather than impacting earnings.

Impairment of Long-Lived Assets

On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The first step is the identification of potential triggering events, such as declines in NOI and performance compared to internal forecasts. If the results of this first step indicate a triggering event for a property, we proceed to the second step, utilizing an undiscounted cash flow model to identify potential impairment. If the undiscounted cash flows are less than the net book value of the property as of the balance sheet date, we record an impairment charge based on the fair value determined in the third step.

Valuing our investment in real estate assets in both the second and third step of our impairment testing requires us to utilize a significant amount of judgment in the inputs that we select. We select these inputs based on all available evidence and using techniques that are commonly employed by other real estate companies. To estimate fair value we may use internally developed valuation models or independent third-parties where available. In either case, the fair value of real estate may be based on a number of approaches including the income capitalization approach, sales comparable approach or discounted cash flow approach. We utilize market data such as sales price per stall on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any properties that are actively being marketed for sale.

We believe that our real estate valuation estimates are based on reasonable assumptions. However, the use of inappropriate estimates could result in an incorrect valuation of our real estate properties, which could result in material impairment losses in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 under the Exchange Act and are not required to provide the information otherwise reported under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 though F-33 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Annual Report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded, as of that time, our disclosure controls and procedures were effective.

Remediation of Previously Identified Material Weaknesses

As most recently disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting related to (i) the lack of appropriate segregation of duties within the accounting and finance groups, (ii) the ineffective design, implementation, and operation of controls relevant to the financial reporting process, specifically related to the documentation of the review of controls, and (iii) the calculation and review of noncontrolling interest.

To remediate the identified material weaknesses, we completed the following remedial actions:

- We hired a Chief Financial Officer who has experience in remediating material weaknesses in internal controls and enhancing control environments.
- We trained accounting resources to ensure they have the requisite levels of expertise.
- We enhanced our processes and controls related to the calculation of noncontrolling interest and allocation of equity between noncontrolling interest and equity.
- We reallocated responsibilities across the finance organization to allow for the appropriate segregation of duties to be applied.
- We re-evaluated the permissions of user roles within our accounting system in order to establish more appropriate segregation of duties.
- We enhanced our internal control documentation for key controls to ensure the appropriate assignment of preparers and reviewers and the establishment of policies and procedures that would require control performers to document the execution of controls with the appropriate level of precision and supporting evidence.

As relevant controls have been designed, implemented, and operated effectively for a sufficient period of time, management, including our Chief Executive Officer and Chief Financial Officer, has concluded the material weaknesses have been remediated as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In completing our evaluation of internal control over financial reporting, management used the criteria in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Changes in Internal Control Over Financial Reporting

Aside from the above items, there has not been any change in our internal control over financial reporting during the three months ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the fiscal quarter ended *December 31, 2024*, no directors or officers (as defined in Rule *16a-1*(f) under the Exchange Act) adopted or terminated a "Rule *10b5-1* trading arrangement" or "non-Rule *10b5-1* trading arrangement," as those terms are defined in Regulation S-K, Item *408*.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the Company's 2025 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

We have adopted comprehensive insider trading policies and procedures that apply to all directors, officers and employees. These policies are designed to prevent trading on the basis of material nonpublic information and to ensure compliance with applicable securities laws. The policies include provisions for pre-clearance of trades, blackout periods and the establishment of Rule 10b5-1 trading plans. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the Company's 2025 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the Company's 2025 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the Company's 2025 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the Company's 2025 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Consolidated Financial Statements on page F-1 of this report.

(b) Exhibits

Exhibit No.	Description of Exhibit	Form	Exhibit of Annex	Filing Date	File Number
2.1†	Agreement and Plan of Merger, dated as of December 13, 2022, by and among FWAC, Merger Sub and Legacy MIC	424B3	A-1	July 11, 2023	333-269231
2.2†	First Amendment to the Agreement and Plan of Merger, dated as of March 23, 2023, by and among FWAC, Merger Sub and Legacy MIC	424B3	A-2	July 11, 2023	333-269231
3.1	Articles of Incorporation of MIC	8-K	3.1	August 31, 2023	001-40415
3.2	Articles of Merger (effecting the change of the name of MIC to "Mobile Infrastructure Corporation")	8-K	3.2	August 31, 2023	001-40415
3.3	Bylaws of MIC	8-K	3.3	August 31, 2023	001-40415
4.1	Specimen Common Stock Certificate of MIC	S-4/A	4.2	April 11, 2023	333-269231
4.2	Warrant Agreement, dated as of August 25, 2021, by and between Legacy MIC and Color Up, LLC	8-K	10.14	August 31, 2023	000-55760
4.3	Warrant Assumption and Amendment Agreement, dated as of August 25, 2023, by and among Legacy MIC, MIC, and Color Up, LLC	8-K	10.15	August 31, 2023	001-40415
4.4	Amended and Restated Warrant Agreement, dated as of August 29, 2023, by and between MIC and Color Up, LLC	8-K	10.16	August 31, 2023	001-40415
4.6	Description of Securities	10-K	4.6	March 22, 2024	001-40415
10.1†	Credit Agreement, dated as of September 11, 2024 among MIC, the Lenders party thereto and Harvest Small Cap Partners, L.P.	8-K	10.1	September 11, 2024	001-40415
10.2	CMBS Loan Agreement, dated December 6, 2024, by and among the Borrowers party thereto and Argentic Real Estate Finance 2 LLC.	8-K	10.1	December 11, 2024	001-40415
10.3	Loan Agreement, dated as of January 10, 2017, by and between MVP Detroit Center Garage, LLC and Bank of America, N.A.	8-K	10.1	January 12, 2017	333-205893
10.4	Tax Matters Agreement, dated as of August 25, 2021, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and each Protected Partner identified as a signatory on Schedule I thereto	8-K	10.1	August 31, 2021	000-55760
10.5	Assignment of Claims, Causes of Action, and Proceeds, dated as of August 25, 2021, by Legacy MIC in favor of Michael V. Shustek, MVP Realty Advisors, LLC, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., and their designees, successors, representatives, heirs, and assigns	8-K	10.3	August 31, 2021	000-55760
10.6	Software License and Development Agreement, dated as of August 25, 2021, by and between Legacy MIC and DIA Land Co., LLC	8-K	10.7	August 31, 2021	000-55760
10.7	Amended and Restated Registration Rights Agreement, dated as of November 2, 2021, by and among Legacy MIC, Color Up, LLC and HSCP Strategic III, L.P.	8-K	10.3	November 4, 2021	000-55760

Exhibit No.	Description of Exhibit	Form	Exhibit of Annex	Filing Date	File Number
10.8#	Employment Agreement, dated as of August 25, 2021, by and between Legacy MIC and Manuel Chavez	8-K	10.10	August 31, 2021	000-55760
10.9#	Employment Agreement, dated as of August 25, 2021, by and between Legacy MIC and Stephanie Hogue	8-K	10.11	August 31, 2021	000-55760
10.10#	First Amendment to Employment Agreement, dated as of August 23, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Manuel Chavez	8-K	10.1	August 26, 2022	000-55760
10.11#	First Amendment to Employment Agreement, dated as of August 23, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Stephanie Hogue	8-K	10.2	August 26, 2022	000-55760
10.12#	Second Amendment to Employment Agreement, dated as of December 13, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Manuel Chavez	8-K	10.4	December 14, 2022	000-55760
10.13#	Second Amendment to Employment Agreement, dated as of December 13, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Stephanie Hogue	8-K	10.5	December 14, 2022	000-55760
10.14#	Form of Performance Unit Award Agreement	10-Q	10.1	August 15, 2022	000-55760
10.15#	Form of First Amendment to Performance Unit Agreement	S-4/A	10.39	April 11, 2023	333-269231
10.16#	Form of LTIP Unit Agreement (Director Grants)	10-Q	10.2	August 15, 2022	000-55760
10.17#	Form of LTIP Unit Agreement (Liquidity Event)	8-K	10.3	August 26, 2022	000-55760
10.18#	First Amendment to LTIP Unit Agreement, dated as of December 13, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Manuel Chavez	8-K	10.6	December 14, 2022	000-55760
10.19#	First Amendment to LTIP Unit Agreement, dated as of December 13, 2022, by and among Legacy MIC, Mobile Infra Operating Partnership, L.P., and Stephanie Hogue	8-K	10.7	December 14, 2023	000-55760
10.20#	Form of First Amendment to LTIP Unit Agreement	S-4/A	10.44	April 11, 2023	333-269231
10.21#	Form of Mobile Infrastructure Corporation and Mobile Infra Operating Company, LLC Performance Unit Award Agreement	S-4/A	10.45	April 11, 2023	333-269231
10.22#	Form of Mobile Infrastructure Corporation and Mobile Infra Operating Company, LLC LTIP Unit Award Agreement	S-4/A	10.46	April 11, 2023	333-269231
10.23#	Mobile Infrastructure Corporation and Mobile Infra Operating Company, LLC 2023 Incentive Award Plan	424B3	N	July 11, 2023	333-269231
10.24	Registration Rights Agreement, dated as of August 25, 2023, by and among MIC, FWAC, the FWAC Sponsor Holders identified on Schedule A thereto, the MIC Holders identified on Scheduled B thereto, and the Preferred Holders identified on Schedule C thereto	8-K	10.42	August 31, 2023	001-40415
10.25	Second Amended and Restated Sponsor Agreement, dated as of June 15, 2023, by and among FWAC, Legacy MIC, Sponsor, and certain holders of FWAC Class B Shares	424B3	F	July 11, 2023	333-269231
10.26	Letter Agreement, dated as of August 25, 2023, by and among FWAC, Sponsor, and Legacy MIC	8-K	10.46	August 31, 2023	001-40415
10.27	Form of Preferred Subscription Agreement	424B3	K	July 11, 2023	333-269231
10.28	Support Agreement, dated as of December 13, 2022, by and between FWAC and Color Up, LLC	8-K	10.5	December 14, 2022	001-40415

Exhibit No.	Description of Exhibit	Form	Exhibit of Annex	Filing Date	File Number
10.29	Amended and Restated Support Agreement, dated as of March 23, 2023, by and between FWAC and HSCP Strategic III, L.P	8-K	10.1	March 23, 2023	001-40415
10.30	Limited Liability Company Agreement of Mobile Infra Operating Company, LLC	8-K	10.50	August 31, 2023	001-40415
10.31	Form of Indemnification Agreement of MIC	S-4/A	10.60	April 11, 2023	333-269231
19.1*	Insider Trading Policy				
21.1*	List of subsidiaries of MIC				
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of MIC				
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Co-Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.3*	Certification of Co-Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32*	Certification of Chief Executive Officer and Co-Principal Financial Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Policy for the Recovery of Erroneously Awarded Compensation	10-K	97.1	March 22, 2024	001-40415
101.INS*	Inline XBRL Instance Document				
101.SCH*	Inline XBRL Taxonomy Extension Schema Linkbase Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document101.DEF*				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

*	Filed concurrently herewith.
#	Indicates a management or compensatory plan
†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon request.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile Infrastructure Corporation

By: */s/ Manuel Chavez*
Manuel Chavez
Chief Executive Officer
Date: March 11, 2025

By: */s/ Stephanie Hogue*
Stephanie Hogue
President
Date: March 11, 2025

By: */s/ Paul Gohr*
Paul Gohr
Chief Financial Officer
Date: March 11, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Manuel Chavez Manuel Chavez	Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2025
/s/ Stephanie Hogue Stephanie Hogue	President and Director (Co-Principal Financial Officer)	March 11, 2025
/s/ Paul Gohr Paul Gohr	Chief Financial Officer (Co-Principal Financial Officer and Principal Accounting Officer)	March 11, 2025
/s/ David Garfinkle David Garfinkle	Director	March 11, 2025
/s/ Brad Greiwe Brad Greiwe	Director	March 11, 2025
/s/ Danica Holley Danica Holley	Director	March 11, 2025
/s/ Damon Jones Damon Jones	Director	March 11, 2025
/s/ Jeffrey B. Osher Jeffrey B. Osher	Director	March 11, 2025

INDEX TO FINANCIAL STATEMENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID No. 34)	F-2
FINANCIAL STATEMENTS	
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Changes in Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Mobile Infrastructure Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile Infrastructure Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes and schedule III listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, OH

March 11, 2025

We have served as the Company's auditor since 2021.

MOBILE INFRASTRUCTURE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	As of December 31,			
		2024		**2023**
ASSETS				
Investments in real estate				
Land and improvements	$	157,922	$	161,291
Buildings and improvements		259,750		260,966
Construction in progress		13		273
Intangible assets		10,063		10,187
		427,748		432,717
Accumulated depreciation and amortization		(38,018)		(29,838)
Total investments in real estate, net		389,730		402,879
Cash		10,655		11,134
Cash – restricted		5,164		5,577
Accounts receivable, net		3,516		2,269
Notes receivable		3,120		—
Other assets		2,877		1,378
Total assets	$	415,062	$	423,237
LIABILITIES AND EQUITY				
Liabilities				
Notes payable, net	$	185,921	$	134,380
Revolving credit facility, net		—		58,523
Line of credit		27,238		—
Accounts payable and accrued expenses		10,634		14,666
Accrued preferred distributions and redemptions		596		10,464
Earn-Out liability		935		1,779
Due to related parties		467		470
Total liabilities		225,791		220,282
Equity				
Mobile Infrastructure Corporation Stockholders' Equity				
Preferred stock Series A, $0.0001 par value, 50,000 shares authorized, 1,949 and 2,812 shares issued and outstanding, with a stated liquidation value of $1,949,000 and $2,812,000 as of December 31, 2024 and December 31, 2023, respectively		—		—
Preferred stock Series 1, $0.0001 par value, 97,000 shares authorized, 18,165 and 36,677 shares issued and outstanding, with a stated liquidation value of $18,165,000 and $36,677,000 as of December 31, 2024 and December 31, 2023, respectively		—		—
Preferred stock Series 2, $0.0001 par value, 60,000 shares authorized, 46,000 issued and converted (stated liquidation value of zero as of December 31, 2024 and December 31, 2023)		—		—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 40,376,974 and 27,858,539 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		2		2
Warrants issued and outstanding – 2,553,192 warrants as of December 31, 2024 and December 31, 2023		3,319		3,319
Additional paid-in capital		306,718		262,184
Accumulated deficit		(140,056)		(134,291)
Total Mobile Infrastructure Corporation Stockholders' Equity		169,983		131,214
Non-controlling interest		19,288		71,741
Total equity		189,271		202,955
Total liabilities and equity	$	415,062	$	423,237

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Years Ended December 31,	
	2024	**2023**
Revenues		
Managed property revenue	$ 27,848	$ —
Base rental income	6,195	8,165
Percentage rental income	2,965	22,107
Total revenues	37,008	30,272
Operating expenses		
Property taxes	7,256	7,178
Property operating expense	7,119	1,985
Depreciation and amortization	8,403	8,512
General and administrative	10,794	13,160
Preferred Series 2 - issuance expense	—	16,101
Professional fees	1,759	1,724
Organizational, offering and other costs	—	2,862
Impairment	157	8,982
Total expenses	35,488	60,504
Other		
Interest expense, net	(13,830)	(13,910)
Gain on sale of real estate	2,651	660
Other income, net	434	1,179
Change in fair value of Earn-Out liability	844	4,065
Total other expense	(9,901)	(8,006)
Net loss	(8,381)	(38,238)
Net loss attributable to non-controlling interest	(2,616)	(13,115)
Net loss attributable to Mobile Infrastructure Corporation's stockholders	$ (5,765)	$ (25,123)
Preferred stock distributions declared - Series A	(134)	(197)
Preferred stock distributions declared - Series 1	(1,640)	(2,555)
Preferred stock distributions declared - Series 2	—	(4,600)
Net loss attributable to Mobile Infrastructure Corporation's common stockholders	$ (7,539)	$ (32,475)
Basic and diluted loss per weighted average common share:		
Net loss per share attributable to Mobile Infrastructure Corporation's common stockholders - basic and diluted	$ (0.24)	$ (2.45)
Weighted average common shares outstanding, basic and diluted	32,007,271	13,244,388

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands)

| | Preferred stock | | Common stock | | | Additional | | Non- | |
	Number of Shares	Par Value	Number of Shares	Par Value	Warrants	Paid-in Capital	Accumulated Deficit	controlling interest	Total
Balance, December 31, 2022	42,673	$ —	13,089,848	$ —	$ 3,319	$ 193,176	$ (109,168)	$ 99,681	$187,008
Equity-based compensation	—	—	—	—	—	19	—	7,465	7,484
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	(463)	(463)
Declared distributions – Series A ($75.00 per share)	—	—	—	—	—	(197)	—	—	(197)
Declared distributions – Series 1 ($70.00 per share)	—	—	—	—	—	(2,555)	—	—	(2,555)
Declared distributions – Series 2 ($0.10 per share)	—	—	—	—	—	(4,600)	—	—	(4,600)
Conversions - Series 1	(3,134)	—	967,346	—	—	778	—	—	778
Conversions - Series A	(50)	—	13,883	—	—	13	—	—	13
Conversions - Series 2	(46,000)	—	13,787,462	2	—	—	—	—	2
Reverse Recapitalization, net of issuance costs	46,000	—	—	—	—	53,723	—	—	53,723
Allocation of equity to non-controlling interest	—	—	—	—	—	21,827	—	(21,827)	—
Net loss	—	—	—	—	—	—	(25,123)	(13,115)	(38,238)
Balance, December 31, 2023	39,489	$ —	27,858,539	$ 2	$ 3,319	$ 262,184	$ (134,291)	$ 71,741	$202,955
Equity based payments	—	—	73,609	—	—	1,392	—	5,294	6,686
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	(208)	(208)
Purchase of minority interest in subsidiary	—	—	—	—	—	144	—	(1,644)	(1,500)
Issuance of common stock	—	—	500,000	—	—	1,740	—	—	1,740
Share repurchase program	—	—	(419,188)	—	—	(1,326)	—	—	(1,326)
Redemptions - Series 1	(10,554)	—	—	—	—	(11,057)	—	—	(11,057)
Redemptions - Series A	(280)	—	—	—	—	(280)	—	—	(280)
Declared distributions – Series A ($57.50 per share)	—	—	—	—	—	(134)	—	—	(134)
Declared distributions – Series 1 ($55.00 per share)	—	—	—	—	—	(1,640)	—	—	(1,640)
Conversions - Series 1	(7,958)	—	2,789,900	—	—	2,281	—	—	2,281
Conversions - Series A	(583)	—	192,656	—	—	171	—	—	171
Allocation of equity to non-controlling interest	—	—	9,381,458	—	—	53,243	—	(53,279)	(36)
Net loss	—	—	—	—	—	—	(5,765)	(2,616)	(8,381)
Balance, December 31, 2024	20,114	$ —	40,376,974	$ 2	$ 3,319	$ 306,718	$ (140,056)	$ 19,288	$189,271

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31	
	2024	2023
Cash flows from operating activities:		
Net Loss	$ (8,381)	$ (38,238)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	8,403	8,512
Amortization of loan costs	1,329	1,236
Loss on extinguishment of debt	87	105
Gain on settlement of liability	(823)	(1,155)
Loss on interest rate cap	55	151
Gain on sale of real estate	(2,651)	(660)
Equity based payment	5,719	7,484
Impairment	157	8,982
Issuance of Preferred Series 2 Stock	—	16,101
Change in fair value of Earn-Out liability	(844)	(4,065)
Changes in operating assets and liabilities		
Due to/from related parties	(3)	156
Accounts payable and accrued expenses	(1,915)	2,809
Indemnification liability	(350)	—
Deferred offering costs	—	(3,022)
Other assets	(320)	(101)
Accounts receivable	(1,247)	(420)
Net cash (used in) operating activities	(784)	(2,125)
Cash flows from investing activities:		
Capital expenditures	(511)	(1,821)
Proceeds on sale of investment in real estate	4,746	1,475
Net cash provided by (used in) investing activities	4,235	(346)
Cash flows from financing activities		
Proceeds from Line of Credit	27,238	—
Payments on notes payable	(40,046)	(14,085)
Payments on Revolving Credit Facility	(58,700)	(15,000)
Proceeds from notes payable	93,400	—
Proceeds from reverse recap, net of payment of equity issuance costs	—	38,866
Payment of transaction costs for reverse recapitalization	—	(905)
Payment on interest rate cap	—	(205)
Distributions to non-controlling interest holders	(208)	(463)
Purchase of minority interest in subsidiary	(1,500)	—
Loan fees	(2,542)	—
Share repurchase plan	(1,326)	—
Shares repurchased for vesting of employee awards	(133)	—
Preferred redemption payments	(10,834)	—
Preferred dividend payments	(9,692)	—
Net cash (used in) provided by financing activities	(4,343)	8,208
Net change in cash, cash equivalents and restricted cash	(892)	5,737
Cash and cash equivalents and restricted cash, beginning of period	16,711	10,974
Cash and cash equivalents and restricted cash, end of period	$ 15,819	$ 16,711
Reconciliation of Cash and Cash Equivalents and Restricted Cash:		
Cash and cash equivalents at beginning of period	11,134	5,758
Restricted cash at beginning of period	5,577	5,216
Cash and cash equivalents and restricted cash at beginning of period	$ 16,711	$ 10,974
Cash and cash equivalents at end of period	10,655	11,134
Restricted cash at end of period	5,164	5,577
Cash and cash equivalents and restricted cash at end of period	$ 15,819	$ 16,711
Supplemental disclosures of cash flow information:		
Interest Paid	$ 11,095	$ 12,740
Non-cash investing and financing activities:		
Distributions declared not yet paid	$ 95	$ 2,752
Preferred distributions paid in common stock	$ 2,452	$ 791
Right of use asset and lease liability	$ 332	$ —
Note receivable related to disposition of property	$ 3,120	$ —
Requested preferred redemptions not yet paid	$ 503	$ —
Common stock issued as loan fees	$ 1,740	$ —
Shares issued or to be issued in exchange for compensation	$ 1,103	$ —
Series 2 Preferred Stock dividend paid-in-kind	$ —	$ 4,600
Accrued capital expenditures	$ 595	$ 647

The accompanying notes are an integral part of these consolidated financial statements.

Note *1* — Organization and Business Operations

Mobile Infrastructure Corporation (formerly known as Fifth Wall Acquisition Corp. III or "FWAC") is a Maryland corporation. We focus on acquiring, owning and leasing parking facilities and related infrastructure, including parking lots, parking garages and other parking structures throughout the United States. We target both parking garage and surface lot properties primarily in the top *50* U.S. Metropolitan Statistical Areas, with proximity to key demand drivers, such as commerce, events and venues, government and institutions, hospitality and multifamily central business districts. As of *December 31, 2024*, we own 40 parking facilities in *20* separate markets throughout the United States, with a total of approximately 15,100 parking spaces and approximately 5.2 million square feet. We also own approximately 0.2 million square feet of commercial space adjacent to our parking facilities.

FWAC was a blank check, Cayman Islands exempted company, incorporated on *February 19, 2021* for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with *one* or more business entities.

On *August 25, 2023 (*the "Closing Date"), we consummated the transactions contemplated by the Agreement and Plan of Merger (the "Merger"), as amended by the First Amendment to the Agreement and Plan of Merger, by and among FWAC, Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of FWAC, and Legacy MIC. As part of the Merger, FWAC was converted to a Maryland corporation and changed its name to Mobile Infrastructure Corporation. Unless otherwise indicated, references in this Annual Report on Form *10*-K to "MIC," "we," "us," "our," and the "Company" refer to Mobile Infrastructure Corporation and its consolidated subsidiaries prior to the closing of the Merger and to Mobile Infrastructure Corporation (f/k/a Fifth Wall Acquisition Corp. III) and its consolidated subsidiaries following the closing of the Merger, as the context requires. References in this Annual Report on Form *10*-K to "Legacy MIC" refer to Mobile Infrastructure Corporation and its consolidated subsidiaries prior to the closing of the Merger. References in this Annual Report on Form *10*-K to "FWAC" refer to Fifth Wall Acquisition Corp. III.

In connection with the Merger, Mobile Infra Operating Partnership, L.P., a Maryland limited partnership (the "Operating Partnership"), converted from a Maryland limited partnership to a Delaware limited liability company, Mobile Infra Operating Company, LLC (following the conversion, the "Operating Company"). In connection with the conversion, each outstanding unit of partnership interest of the Operating Partnership was converted automatically, on a *one*-for-*one* basis, into an equal number of identical membership units of the Operating Company. The Company is a member of the Operating Company and owns substantially all of its assets and conducts substantially all of its operations through the Operating Company. The Operating Company is managed by a board of directors, *one* appointed by the Company and *one* appointed by the other members of the Operating Company. Currently, the *two* directors of the Operating Company are Manuel Chavez, III, our Chief Executive Officer and a director, and Stephanie Hogue, our President and a director. The Company owns approximately 90.0% of the Common Units of the Operating Company. The remaining Common Units are held by certain of our executive officers and directors (directly or indirectly) and outside investors.

The Company is publicly traded on the NYSE American under the ticker "BEEP." As a result of the Merger:

- Each then issued and outstanding Class A Share and Class B Share of FWAC was converted, on a *one*-for-one basis, into one share of the Company's common stock;
- Each then issued and outstanding share of Legacy MIC common stock was converted into 1.5 shares of the Company's common stock;
- Each share of Legacy MIC Series 1 Convertible Redeemable Preferred Stock ("Legacy MIC Series *1* Preferred Stock") and Legacy MIC Series A Convertible Redeemable Preferred Stock ("Legacy MIC Series A Preferred Stock") issued and outstanding was converted into one share of Series *1* Convertible Redeemable Preferred Stock (the "Series *1* Preferred Stock") and Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock") of the Company, as applicable; and
- The outstanding common stock warrant of Legacy MIC to purchase 1,702,128 shares of Legacy MIC common stock at an exercise price of $11.75 per share became a warrant to purchase 2,553,192 shares of common stock of the Company at an exercise price of $7.83 per share.

Additionally, on *June 15, 2023, HS3,* Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd., entities controlled by Mr. Osher, co-chair of the Company's board of directors, and Bombe-MIC Pref, LLC, an entity controlled by Mr. Chavez and of which Ms. Hogue is a member, (collectively, the "Preferred PIPE Investors"), each entered into a Preferred Subscription Agreement with FWAC pursuant to which, among other things, the Preferred PIPE Investors agreed to subscribe for and purchase, and FWAC agreed to issue and sell to the Preferred PIPE Investors, a total of 46,000 shares of Series *2* Convertible Preferred Stock of the Company, par value $0.0001 per share (the "Series *2* Preferred Stock"), at $1,000 per share for an aggregate purchase price of $46 million (the "Preferred PIPE Financing"). Pursuant to the terms and conditions of the Preferred Subscription Agreement, on *December 31, 2023,* the Series *2* Preferred Stock converted into 13,787,462 shares of our common stock, inclusive of 1,253,404 shares of our common stock issued as dividends to the Preferred PIPE Investors.

Accounting Treatment of the Merger and Retroactive Equity Application

Legacy MIC determined that it was the accounting acquirer in the Merger based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") *805,* Business Combinations. The Merger was accounted for as a reverse recapitalization, in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The identification of Legacy MIC as the accounting acquirer was based primarily on evaluation of the following facts and circumstances:

- The business affairs of the Company are controlled by the Board consisting of *eight* individuals, *seven* of whom were board members of Legacy MIC and *one* designated by FWAC (the Board has subsequently reduced to *seven* individuals);
- The management of the Company is led by Legacy MIC's Chief Executive Officer, Manuel Chavez, III, and President and then-Chief Financial Officer, Stephanie Hogue; and
- Legacy MIC was significantly larger than FWAC in terms of revenue, total assets (excluding cash) and employees.

Under this method of accounting, FWAC was treated as the acquired company for financial reporting purposes. Accordingly, the Merger was treated as the equivalent of Legacy MIC issuing stock for the net assets of FWAC, accompanied by a recapitalization. The net assets of FWAC were stated at historical cost, with *no* goodwill or other intangible assets recorded. Operations prior to the Merger are those of Legacy MIC.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively recast in all comparative periods up to the Closing Date, to reflect the equivalent number of shares of our common stock based on the exchange ratio of 1.5 established in the Merger.

Note *2* — Summary of Significant Accounting Policies

Basis of Accounting

Our consolidated financial statements are prepared on the accrual basis of accounting and in accordance with principles generally accepted in the United States of America ("GAAP") for financial information as contained in the Financial Accounting Standards Board ("FASB") ASC, and in conjunction with rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, all normal recurring adjustments considered necessary to give a fair presentation of operating results for the periods presented have been included. Certain prior period amounts have been reclassified to conform to the current period presentation. There was *no* impact to our financial position as a result of any reclassification.

Going Concern

The accompanying consolidated financial statements are prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The going concern basis assumes that we will be able to meet our obligations and continue our operations *one* year from the date of the issuance of the Annual Report, which is dependent upon our ability to effectively implement plans related to the Line of Credit and a note payable that mature within *one* year after the date of the issuance of the Annual Report.

We have incurred net losses since our inception and anticipate net losses for the near future. We have $29.9 million of debt due within *twelve* months of the date of issuance of this Annual Report which is comprised of $27.2 million related to the Line of Credit (as defined herein) and a $2.7 million note payable. We do *not* currently have sufficient cash on hand, liquidity or projected future cash flows to repay these outstanding amounts and interest due upon maturity. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

We are currently analyzing alternatives in order to satisfy these debt maturities. We plan to refinance the Line of Credit and note payable prior to their maturities. However, as refinancing is outside of our control, we plan to sell real estate assets as needed to satisfy the obligations. Management has determined it is probable that it will be able to successfully implement these plans. As such, we have concluded that these plans alleviate substantial doubt about the Company's ability to continue as a going concern.

Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Company, each of their wholly owned subsidiaries, and all other entities in which we have a controlling financial interest. For entities that meet the definition of a variable interest entity ("VIE"), we consolidate those entities when we are the primary beneficiary of the entity. We are determined to be the primary beneficiary when we possess both the power to direct activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We continually evaluate whether we qualify as the primary beneficiary and reconsider our determination of whether an entity is a VIE upon reconsideration events. All intercompany activity is eliminated in consolidation.

Noncontrolling interests on our Consolidated Balance Sheets represent the portion of equity that we do *not* own in the entities we consolidate. Net income or loss attributable to non-controlling interest in our Consolidated Statements of Operations represents our partners' share of net income or loss that is generally allocated on a pro-rata basis based on ownership percentage.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding stock issuance, equity compensation, asset impairment, and purchase price allocations to record investments in real estate, as applicable.

Concentration

Our operators *may* act as agents collecting revenues on our behalf or *may* act as lessee if under a lease agreement. The revenue from locations where Metropolis Technologies, Inc. ("Metropolis") acts as either a lease tenant or an operator agent represented 55.7% and 61.3% of our revenue, excluding commercial revenue, for the years ended *December 31, 2024* and *2023,* respectively. Revenue from locations where LAZ Parking ("LAZ") acts as either a lease tenant or an operator agent represented 15.3% and 3.2% of our revenue, excluding commercial revenue, for the years ended *December 31, 2024* and *2023,* respectively.

In addition, we had concentrations in Cincinnati (18.8% and 19.4%), Detroit (10.4% and 10.3%), and Chicago (9.2% and 9.1%) based on gross book value of real estate as of *December 31, 2024* and *2023,* respectively.

We had concentrations of our outstanding accounts receivable balance with Metropolis of 31.9% and 60.1% as of *December 31, 2024* and *2023,* respectively. During the year ended *December 31, 2024,* the majority of these receivable balances represent cash paid by parkers that was collected on our behalf by these operators.

Acquisitions

All assets acquired and liabilities assumed in an acquisition of real estate accounted for as a business combination are measured at their acquisition date fair values. For acquisitions of real estate accounted for as an asset acquisition, the fair value of consideration transferred by us (including transaction costs) is allocated to all assets acquired and liabilities assumed on a relative fair value basis.

In making estimates of fair values for purposes of allocating purchase price, we will utilize several sources, including independent *third*-party valuations that *may* be obtained in connection with the acquisition or financing of the respective property and other market data. We will also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their relative fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on valuations performed by independent *third* parties or on our analysis of comparable properties in our portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable. The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. In our analysis of the in-place lease intangibles, we consider multiple factors, including an estimate of carrying costs during the expected lease-up period for each property, current market conditions and costs to execute similar leases. In estimating carrying costs, we will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized.

The value of lease intangibles is amortized to Depreciation and Amortization in our Consolidated Statements of Operations over the remaining term of the respective lease. If a tenant terminates its lease with us, the unamortized portion of any lease intangible is recognized over the shortened lease term.

Impairment of Long-Lived Assets

On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The *first* step is the identification of potential triggering events, such as declines in net operating income ("NOI") and performance compared to internal forecasts. If the results of this *first* step indicate a triggering event for a property, we proceed to the *second* step, utilizing an undiscounted cash flow model to identify potential impairment. If the undiscounted cash flows are less than the net book value of the property as of the balance sheet date, we record an impairment charge based on the fair value determined in the *third* step. In performing the *third* step, we utilize market data such as sales price per stall on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any properties that are actively being marketed for sale. See Note *15* for additional discussion regarding impairment of long-lived assets.

At least annually, we review indefinite-lived intangible assets for indicators of impairment. We *first* evaluate qualitative factors to determine if it is more likely than *not* that the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value. Such qualitative factors include the impact of macroeconomic conditions, changes in the industry or market, cost factors, and financial performance. If we then conclude that impairment exists, we will recognize a charge to earnings representing the difference between the carrying amount and the estimated fair value of the indefinite-lived intangible asset.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments purchased with an original maturity of *three* months or less to be cash equivalents. Cash equivalents *may* include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and *may* consist of investments in money market accounts and money market funds. Balances of cash and cash equivalents held at financial institutions *may,* at times, be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. We mitigate credit risk by placing cash and cash equivalents with major financial institutions.

Restricted cash primarily consists of escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums and other amounts required to be escrowed pursuant to loan agreements.

Revenue Recognition

During *2024, 29* of our parking facilities converted from lease arrangements with operators to contracts with the operator to provide services for a set fee. Under these contracts, the operators will run the day-to-day activities at the facilities under our direction. We recognize revenue and expenses on a gross basis as we have determined we are the principal in these arrangements. These management contracts are accounted for in accordance with ASC Topic *606,* Revenue from Contracts with Customers, and the revenues associated with these contracts are recorded as Managed Property Revenue in the Consolidated Statement of Operations.

Taxes assessed by a governmental authority that are collected from a customer are excluded from revenue. See Note *4* for additional discussion regarding managed property revenues.

Leases

A portion of our revenue is rental income derived from leases of our real estate assets. We account for our leases in accordance with ASC Topic *842,* Leases ("ASC *842"*). The majority of our leases are structured such that tenants pay base rent and percentage rent in an amount equal to a designated percentage of the amount by which gross revenues at the property during any lease year exceed a negotiated base amount; tenants are also financially responsible for all, or substantially all, property-level operating and maintenance expenses, subject to certain exceptions. We negotiate base rent, percentage rent and the base amount used in the calculation of percentage rent with the applicable tenant based on economic factors applicable to the particular parking facility and geographic market. In general, we expect that the rent received from tenants will constitute the majority of the gross receipts generated at such parking facility above the applicable negotiated threshold.

A lease is determined to be an operating, sales-type, or direct financing lease using the criteria established in ASC *842.* Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:

- if the lease transfers ownership of the underlying asset to the lessee by the end of the term;
- if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;
- if the lease term is for the major part of the remaining economic life of the underlying asset; or
- if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.

If *none* of the criteria listed above are met, the lease is classified as an operating lease. Currently, all of our leases are classified as operating leases.

Certain of our lease agreements provide for tenant reimbursements of property taxes and other operating expenses that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as Base Rental Income in our Consolidated Statements of Operations in the period in which the applicable expenses are incurred. Certain assumptions and judgments are made in estimating the reimbursements at the end of each reporting period. We do *not* expect the actual results to materially differ from the estimated reimbursements.

Lease receivables are reviewed each reporting period to determine whether or *not* it is probable that we will realize substantially all lease payments from our tenants. If we determine it is *not* probable that we will collect substantially all of the remaining lease payments from a tenant, revenue for that tenant is recorded on a cash basis. Future rental income for that tenant will then be recognized on a cash basis, including any amounts relating to tenant reimbursement of expenses and receivables related to straight-line rent. We will resume recording lease income on an accrual basis for cash-basis tenants once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments. Under ASC *842,* the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Base Rental Income on the Consolidated Statements of Operations. Additionally, we *may* record a general reserve based on a review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical bad debt, outstanding balances, and the current economic climate. Receivables on our Consolidated Balance Sheets exclude amounts removed related to tenants considered to be non-creditworthy, which were approximately $0.1 million as of *December 31, 2024* and *not* material as of *December 31, 2023.*

Allowance for Credit Losses

Accounts receivable is primarily comprised of amounts owed to us for services provided under our managed property contracts. In addition, as of *December 31, 2024,* we have a note receivable related to a property sale that was collected in full subsequent to year-end. Amounts are recorded at the invoiced amount net of an allowance for doubtful accounts, if necessary. We apply judgment in assessing the ultimate realization of our receivables and we estimate an allowance for doubtful accounts based on various factors, such as the aging of our receivables, historical experience, and the financial condition of our obligors. Allowance for doubtful accounts was approximately $0.1 million as of *December 31, 2024* and immaterial as of *December 31, 2023.*

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is recognized on a straight-line method over the estimated useful lives of each asset type. We periodically assess the reasonableness of useful lives which generally have the following lives, by asset class: up to 39 years for buildings, 15 years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests, generally one to 20 years.

Stock-Based Compensation

Stock-based compensation for equity awards is based on the grant date fair value of the equity awards and is recognized as General and Administrative in our Consolidated Statements of Operations over the requisite service or performance period. Forfeitures are recognized as incurred. Certain equity awards are subject to vesting based upon the satisfaction of various service, market, or performance conditions. Fair value for our performance-based awards is calculated using the Monte Carlo method, which is intended to estimate the fair value of the awards using dividend yields, expected volatilities that are primarily based on available implied data and peer group companies' historical data, and post-vesting restriction periods.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than *not* that all or some portion of the deferred tax asset will *not* be realized. A full valuation allowance has been recorded for deferred tax assets due to our history of taxable losses.

We use a *two*-step approach to recognize and measure uncertain tax positions. The *first* step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than *not* that the position will be sustained on audit, including resolutions of related appeals or litigation processes, if any. The *second* step is to measure the tax benefit as the largest amount that is more likely than *not* of being realized upon ultimate settlement. We believe that our income tax filing positions and deductions would be sustained upon examination; thus, we have not recorded any uncertain tax positions as of *December 31, 2024* and *2023*.

Recently Issued Accounting Standards

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Planned Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU *2023-07—Segment* Reporting (TOPIC *280*): Improvements to Reportable Segment Disclosures	The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.	December 31, 2024	We adopted this standard on *December 31, 2024.* Refer to Footnote *18* - Segment Information.
ASU *2023-09—Income* Taxes (TOPIC *740*): Improvements to Income Tax Disclosures	The amendments require additional categories within the tax rate reconciliation and provide additional information on reconciling items that are *5%* or more.	December 31, 2025	We are currently evaluating the impact the adoption of this standard will have on our disclosures.

Standard	Description	Planned Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU *2024-01—Stock* Compensation (TOPIC *718*): Scope Application of Profits Interest and Similar Awards	The amendment clarifies how an entity determines whether a profits interest or similar award is (*1*) within the scope of ASC *718* or (*2*) *not* a share-based payment arrangement and therefore within the scope of other guidance.	January 1, 2025	We evaluated the impact of adoption of this standard and noted *no* changes were needed on our consolidated financial statements.
ASU *2024-03—Income* Statement: Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic *220-40*)	This amendment requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements for public business entities	December 31, 2027	We are currently evaluating the impact the adoption of this standard will have on our disclosures.

Note *3* – Reverse Recapitalization

As described in Note *1,* the Merger closed on *August 25, 2023.* In connection with the Merger:

- holders of an aggregate of 27,080,715 FWAC Class A Shares, representing 95.3% of FWAC's Class A Shares, exercised their right to redeem their shares for cash for an aggregate redemption amount of $279,018,123;

- Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (the "Sponsor"), forfeited 4,855,000 FWAC Class B Shares held by the Sponsor immediately prior to the Closing for *no* consideration;

- 46,000 shares of Series *2* Preferred Stock were issued in connection with the Preferred PIPE Financing at a purchase price of $1,000 per share for an aggregate purchase price of $46,000,000;

- each then issued and outstanding Class A Share and Class B Share of FWAC was converted, on a *one*-for-one basis, into one share of the Company's common stock;

- each then issued and outstanding share of Legacy MIC common stock was converted into 1.5 shares of the Company's common stock;

- each share of Legacy MIC Series *1* Preferred Stock and Legacy MIC Series A Preferred Stock issued and outstanding was converted into one share of Series *1* Preferred Stock and Series A Preferred Stock, as applicable;

- the outstanding common stock warrant of Legacy MIC to purchase shares of Legacy MIC common stock at an exercise price of $11.75 per share became a warrant to purchase 2,553,192 shares of common stock of the Company at an exercise price of $7.83 per share; and

- in connection with the conversion of the Operating Partnership into the Operating Company, each outstanding unit of partnership interest of the Operating Partnership converted automatically, on a *one*-for-*one* basis, into an equal number of identical membership units of the Operating Company.

Following the completion of the Merger, the Company had the following outstanding securities:

- 13,089,848 shares of the Company's common stock;
- 39,811 shares of Series *1* Preferred Stock;
- 2,862 shares of Series A Preferred Stock;

- 46,000 shares of Series *2* Preferred Stock; and
- a warrant to purchase 2,553,192 shares of the Company's common stock at an exercise price of $7.83 per share.

Following the completion of the Merger and after giving effect to the cashless conversion of 638,298 Class A Units into 156,138 Common Units by *HS3* on *August 29, 2023,* the Operating Company had the following outstanding securities

- 27,041,813 Common Units outstanding, 13,089,848 of which are owned by the Company, representing approximately 48.4% of the outstanding Common Units;
- 2,250,000 Performance Units; and
- 660,329 LTIP Units.

The following table reconciles the elements of the Merger to the consolidated statements of cash flows and the consolidated statement of changes in stockholder's equity/(deficit) for the year ended *December 31, 2023 (*in thousands):

Fair value of Series 2 Preferred Stock	$	66,700
Common stock issued in exchange for FWAC Class A and B		4,552
Less: Fair value of Earn-Out Shares issued		(5,844)
Less: Equity-allocated offering costs		(11,685)
Impact to Addition-Paid in Capital		53,723
Less: Non-cash Preferred Series 2 issuance expense		(16,101)
Earn-Out liability recognized		5,844
Less: Series 2 Preferred Stock dividend paid-in-kind recognized		(4,600)
Net cash proceeds	$	38,866

1,900,000 FWAC Class B Shares that converted to the Company's common stock are subject to an earn-out structure (the "Earn-Out Shares") under terms outlined in the Second Amended and Restated Sponsor Agreement. The Earn-Out Shares vest if certain milestones related to share price are achieved as further described in Footnote *15.* Because the shares have voting rights but have contingent vesting conditions, we consider the shares to be issued but *not* outstanding. The estimated fair value of the Earn-Out Shares was recorded as approximately $5.8 million as of the Closing Date and is presented as earnout liability on the Consolidated Balance Sheets. We estimate the fair value of this liability at each reporting date during the contingency period and record any changes to our Consolidated Statement of Operations. See Footnote *15* for additional fair value discussion. We allocated $0.9 million of offering costs to the Earn-Out Shares, which was recorded as part of Organization, Offering, and Other Costs on the Consolidated Statements of Operations.

As part of accounting for the reverse recapitalization, we evaluated the Series *2* Preferred Stock arrangement using the guidance in ASC *820* and *480.* We determined the fair value of the Series *2* Preferred Stock, including the dividends to be paid-in-kind, was $66.7 million ($4.84 per share) at the time of the transaction. We compared the fair value to the implied conversion rate based on a total of 13,787,464 shares of common stock being issued and $4.6 million of dividends paid in kind in return for $46 million in proceeds. As a result, the excess in fair value was treated as non-cash compensation and was recorded as Preferred Series *2* issuance expense on the Consolidated Statements of Operations.

Note *4* — Managed Property Revenues

Contracts with customers

At our parking facilities, we have a performance obligation to provide access to our property and space for the parker's vehicle. As compensation for that service, we are entitled to fees that will vary based on the level of usage. Substantially all of our managed property revenues come from the following *two* types of arrangements: Transient Parkers and Contract Parkers. We generally do *not* have costs associated with obtaining parking contracts as we are *not* obligated to pay commissions or incur additional costs to fulfill our responsibility. Revenue transactions occur over time but are generally completed within a single day for Transient Parkers and by the end of the month for Contract Parkers. Therefore we do *not* have any remaining performance obligations at the end of the period. We apply the practical expedient that permits exclusion of information about the remaining performance obligations that have original expected durations of *one* year or less.

Transient Parkers

Transient Parkers include customers who arrive at our parking facilities and have the right to park in any open spot *not* otherwise marked as reserved. The contract is entered into and approved by the customer entering the lot and parking based on customary business practices. The term of the contract and duration of parking is determined by the customer, who can leave at any time upon paying. The transaction price is determined using the hourly or fixed rate set at the facility, and the full transaction price is allocated to the single performance obligation. Revenue is recognized the day the parking facility is accessed.

Contract Parkers

Contract parkers include customers who pay, generally in advance, to have the right to access the facility for a set period. The access will generally be for a calendar month and *may* be restricted to certain days or times based on the terms of the contract. The transaction price is determined using the parking fee agreed upon and paid prior to use, with *no* variability or concession based on usage level, and the full transaction price is allocated to the single performance obligation. Revenue is recognized over the period to which the fee relates.

Disaggregation of revenue

We disaggregate revenue from contracts with customers by Transient Parkers and Contract Parkers. We have concluded that such disaggregation of revenue best depicts the overall nature and timing of our revenue and cash flows affected by the economic factors of the respective contractual arrangement.

Disaggregated revenue for the year ended *December 31, 2024* is as follows (dollars in thousands):

	For the year ended December 31, 2024
Transient Parkers	$ 18,008
Contract Parkers	9,622
Ancillary Revenue [1]	218
Total Managed Property Revenue	$ 27,848

(1) Ancillary revenue includes contracted revenue for other uses outside of parking, such as billboard revenue, and is recognized over time.

Contract balances

The timing of revenue recognition, billings and cash collections results in accounts receivable and contract liabilities. Accounts receivable represent amounts where we have an unconditional right to the consideration and therefore only the passage of time is required for us to receive consideration due from the customer. Receivables *may* be from parking customers who have a contractual obligation to pay for their usage or from the operators of the facilities who have collected parking fees on our behalf. As of *December 31, 2024,* we had $3.0 million of outstanding accounts receivable related to our managed property revenue.

It is our standard procedure to bill Contract Parkers in the month prior to when they will be using the facility in accordance with agreed-upon contractual terms. Billing typically occurs prior to revenue recognition, resulting in contract liabilities. The majority of any contract liability will be recognized at end of the following month. Changes in deferred revenue primarily include prepayments for future parking months and recognition of previously deferred revenue. *No* material amounts in deferred revenue represent prepayments for a period longer than a single month. As of *December 31, 2024,* we had approximately $0.2 million of deferred managed property revenue included in Accounts Payable and Accrued Expenses on the Consolidated Balance Sheets. There was no deferred managed property revenue as of *December 31, 2023.*

Note 5 — Acquisitions and Dispositions of Investments in Real Estate

2024

In *February 2024,* we disposed of our Cincinnati Race Street location for $3.15 million, resulting in a loss on sale of real estate of approximately $0.1 million. As part of the agreement, we entered into a financing arrangement with the buyer with the property as collateral. Under the terms of the financing arrangement, the buyer will pay interest of 8.0% on a $3.12 million dollar note for a term of 24 months, at which time the principal amount of the loan will be due. The note is recorded as Note Receivable on the Consolidated Balance Sheets and the interest income is recorded as Other Income on the Consolidated Statements of Operations. The Note Receivable was paid off in full in *February 2025.*

In *July 2024,* we sold *one* parking lot in Clarksburg, West Virginia for approximately $0.5 million, resulting in an immaterial loss on sale of real estate. We received proceeds of approximately $0.4 million, after transaction costs, which were used to pay down a portion of the outstanding balance on the Revolving Credit Facility, as defined below.

In *November 2024,* we sold a parking lot located in Indianapolis, Indiana for approximately $4.6 million, resulting in a gain on sale of real estate of approximately $2.7 million. We received proceeds of approximately $4.5 million, after transaction costs, which were used to pay down a portion of the outstanding balance on the Revolving Credit Facility.

2023

In *February 2023,* we sold a parking lot located in Wildwood, New Jersey for $1.5 million, resulting in a gain on sale of real estate of approximately $0.7 million. We received net proceeds of approximately $0.3 million after the repayment of the outstanding mortgage loan, interest and transaction costs.

Note *6* — Intangible Assets

Intangible assets and related accumulated amortization consisted of the following for the years ended *December 31, 2024* and *2023* (dollars in thousands):

	2024		2023	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
In-place lease value	$ 2,418	$ 2,119	$ 2,443	$ 1,845
Lease commissions	—	—	182	136
Indefinite lived contract	3,160	—	3,160	—
Acquired technology	4,485	1,498	4,402	1,009
Total intangible assets	$ 10,063	$ 3,617	$ 10,187	$ 2,990

Amortization of the in-place lease value, lease commissions and acquired technology are included in Depreciation and Amortization in our Consolidated Statements of Operations. Amortization expense associated with intangible assets totaled $0.8 million for the years ended *December 31, 2024* and *2023*.

Estimated future amortization of intangible assets as of *December 31, 2024* for each of the next *five* years is as follows (dollars in thousands):

	Acquired in-place leases	Acquired Technology
2025	$ 179	$ 497
2026	106	497
2027	14	468
2028	—	450
2029	—	408
Thereafter	—	667

Note *7* — Debt

As of *December 31, 2024* and *2023*, the principal balances on notes payable are as follows (dollars in thousands):

Loan	Interest Rate	Loan Maturity	Balance as of 12/31/24	Balance as of 12/31/2023
322 Streeter Holdco, LLC	3.50%	12/6/2024	$ —	$ 24,672
MVP Houston Saks Garage, LLC	4.25%	8/6/2025	2,735	2,851
Minneapolis City Parking, LLC	4.50%	5/1/2026	4,059	4,223
MVP Bridgeport Fairfield Garage, LLC	4.00%	8/1/2026	3,387	3,531
West 9th Properties II, LLC	4.50%	11/1/2026	4,181	4,343
MVP Fort Worth Taylor, LLC	4.50%	12/1/2026	10,408	10,807
MVP Detroit Center Garage, LLC	5.52%	2/1/2027	25,913	26,759
2027 KeyBank Loan Pool [1]	4.90%	5/1/2027	11,094	11,415
2027 Canton Commercial Real Estate Loan Pool [2]	5.03%	5/6/2027	16,250	16,249
St Louis Cardinal Lot DST, LLC	5.25%	5/31/2027	6,000	6,000
MVP Preferred Parking, LLC	5.02%	8/1/2027	10,789	11,028
Mabley Place Garage, LLC	(5)	12/4/2027	12,000	7,428
2029 KeyBank Loan Pool [3]	7.94%	3/1/2029	5,843	5,500
2034 CMBS Loan [4]	7.76%	12/6/2034	75,500	—
Less unamortized loan issuance costs			(2,238)	(426)
			$ 185,921	$ 134,380

(1) *2027* KeyBank Loan Pool is secured by the following properties: St. Paul Holiday Garage, LLC, MVP St. Louis Washington, Cleveland Lincoln Garage, LLC, MVP Denver Sherman, LLC, MVP Milwaukee Arena Lot, LLC and MVP Denver *1935* Sherman, LLC.

(2) *2027* Canton Commercial Real Estate Loan Pool is secured by the following properties: MVP Louisville Broadway Station, LLC, MVP Whitefront Garage, LLC, MVP Houston Preston Lot, LLC, MVP Houston San Jacinto Lot, LLC, St. Louis Broadway, LLC, St. Louis Seventh & Cerre, LLC, MVP Indianapolis Meridian Lot, LLC and St. Louis Cardinal Lot DST, LLC.

(3) *2029* KeyBank Loan Pool is secured by MVP Memphis Poplar *2013,* LLC and MVP St. Louis *2013,* LLC.

(4) *2034* CMBS Loan is secured by the following properties: *1W7* Carpark, LLC, *222* W *7th* Holdco, LLC, *222* Sheridan Bricktown Garage, LLC, *322* Streeter Holdco, LLC, Denver *1725* Champa Street Garage, LLC, MVP Hawaii Marks Garage, LLC and MVP Indianapolis City Park Garage, LLC.

(5) As discussed below, the interest rate on the Mabley Place Garage, LLC loan is SOFR plus a spread of *3.25%* until the interest rate swap agreement begins in *March 2025* which will fix SOFR to a rate of *7.29%.*

In *February 2024,* we refinanced the note payable for MVP St. Louis *2013* and MVP Memphis Poplar with a five year, $5.9 million note payable with an interest rate of 7.94%. In *December 2024,* we refinanced the note payable for Mabley Place Garage, LLC with a three-year, $12.0 million note payable with an interest rate of SOFR plus a spread of 3.25%.

In *December 2024,* we entered into a 10-year, $75.5 million CMBS financing with Argentic Real Estate Finance *2* LLC (the *"2034* CMBS Loan"). The *2034* CMBS Loan bears a fixed annual interest rate of 7.755% and is secured by a pool of *seven* properties. Proceeds of the *2034* CMBS Loan were used to repay and discharge the Revolving Credit Facility, as defined below, and refinance the note payable for *322* Streeter Holdco LLC. The Loan agreement contains customary covenants and reserve requirements. The Operating Company serves as a non-recourse guarantor and is required to maintain a net worth in excess of $40.0 million. The fees associated with entering into the *2034* CMBS Loan of approximately $1.5 million are being amortized over the term of the loan to Interest Expense on the Consolidated Statement of Operations.

For many of our loan agreements, reserve funds are required for repairs and replacements, real estate taxes, and insurance premiums. Some notes contain various terms and conditions including debt service coverage ratios and debt yield limits. As of *December 31, 2024*, borrowers for *one* of the Company's loans totaling $25.9 million, failed to meet certain loan covenants. As a result, we are subject to additional cash management procedures, which resulted in approximately $0.9 million of restricted cash as of *December 31, 2024*. In order to exit cash management, certain debt service coverage ratios or debt yield tests must be exceeded for *two* consecutive quarters to return to less restrictive cash management procedures.

As of *December 31, 2024*, future principal payments on notes payable are as follows (dollars in thousands):

2025	$	5,828
2026		23,496
2027		79,039
2028		586
Thereafter		79,210
Total	$	188,159

Revolving Credit Facility

In *March 2022,* we entered into a Credit Agreement (the "Credit Agreement") with KeyBank Capital Markets, as lead arranger, and KeyBank, National Association, as administrative agent. The Credit Agreement provided for, among other things, a $75.0 million revolving credit facility, originally maturing on *April 1, 2023 (*the "Revolving Credit Facility"). On the Closing Date, we amended to our Revolving Credit Facility to reduce our total commitment from $75 million to $58.7 million and remitted $15 million of the proceeds from the Merger to pay down our principal. In *March 2024,* we executed an amendment to provide extension options through *June 2025* with increased interest rate spreads above SOFR at each extension. In *April 2024,* we executed the *first* extension option, which extended the maturity through *October 2024.* In *October 2024,* we executed the *second* extension option which extended the maturity through *April 1, 2025* with an interest rate spread above SOFR of 3.5%. In *September 2024,* we fixed our all-in rate on our Revolving Credit Facility at 8.2%.

Upon closing of the Line of Credit, as defined below, we remitted $5.0 million of the proceeds to pay down outstanding borrowings under the Credit Agreement. Upon closing of the *2034* CMBS Loan, the outstanding borrowings under the Credit Agreement of approximately $48.8 million were paid in full.

Line of Credit

In *September 2024,* we entered into a $40.4 million revolving credit facility agreement with Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. (collectively, the "Lenders") maturing in *September 2025* (the "Line of Credit"). Borrowings under the Line of Credit will accrue interest at a rate of 15.0% per annum, with interest payable in arrears at

maturity or upon repayment of any principal amount borrowed under the Line of Credit. The proceeds from the Line of Credit (after payment of related legal fees) are only to be used for redemption payments on the Series A Preferred Stock and Series *1* Preferred Stock, payment of dividends on the Series A Preferred Stock and Series *1* Preferred Stock accrued prior to the closing date of the Line of Credit, funding of the share repurchase program, discussed below, and a $5.0 million paydown on the Revolving Credit Facility, as noted above. The Line of Credit includes provisions for defaults on certain indebtedness exceeding $25 million. Mr. Osher, co-chair of the Company's board of directors, is the managing member of *No* Street Capital LLC, which serves as the investment manager of the Lenders.

Upon drawing the *first* $15.0 million under the Line of Credit on the closing date, we issued 500,000 shares of common stock to the Lenders subject to a *180*-day lock period commencing on the date of issuance. The issuance date fair value of the shares of approximately $1.8 million is considered a debt issuance cost and recorded in Other Assets on our Consolidated Balance Sheet and amortized over the *one*-year term to Interest Expense on the Consolidated Statement of Operations. Unamortized loan fees as of *December 31, 2024* were approximately $1.2 million.

As of *December 31 2024,* approximately $27.2 million was outstanding under the Line of Credit. As of *February 28, 2025,* the outstanding balance increased to approximately $27.9 million.

Interest Rate Swap

In *December 2024,* we entered an interest rate swap agreement to coincide with the refinance of Mabley Place Garage, LLC, which will mature in *December 2027,* the value of which was immaterial as of *December 31, 2024.* The arrangement was for a notional amount of $12.0 million and fixed SOFR to a rate of 7.29% beginning in *March 2025.* Our use of derivative instruments is limited to this interest rate cap to manage interest rate exposure. The principal objective of this arrangement is to minimize the risks and costs associated with our financial structure, which are in part determined by interest rates. We have elected *not* to use hedge accounting due to the short-term duration of the arrangement and, as such, will reflect changes in fair value of the arrangement within our Consolidated Statements of Operations.

Note *8* – Equity

Prior to the Merger, Legacy MIC had *two* classes of capital stock outstanding: common stock and preferred stock. Following the Merger, we retain *two* classes of capital stock authorized for issuance under our Charter: 500,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 97,000 are designated as shares of Series *1* Preferred Stock, 50,000 are designated as shares of Series A Preferred Stock and 60,000 are designated as shares of Series *2* Preferred Stock.

By virtue of the consummation of the Merger, the Sponsor owns 1,900,000 Earn-Out Shares subject to vesting restrictions and forfeiture under the terms of the Sponsor Agreement, as follows: (a) 950,000 Earn-Out Shares will vest at such time as the aggregate volume-weighted average price per share of our common stock for any *5*-consecutive trading day period after the Closing Date equals or exceeds $13.00 per share (provided that such shares will be cancelled if *not* vested prior to *December 31, 2026)* and (b) 950,000 Earn-Out Shares will vest at such time as the aggregate volume-weighted average price per share of our common stock for any *5*-consecutive trading day period after the Closing Date equals or exceeds $16.00 per share (provided that such shares will be cancelled if they have *not* vested prior to *December 31, 2028).* The Earn-Out Shares are classified as a liability on the Consolidated Balance Sheet, as certain settlement provisions within the agreement can affect the settlement value of the shares.

Series A Convertible Redeemable Preferred Stock

The terms of the Series A Preferred Stock provide that the holders of the Series A Preferred Stock are entitled to receive, when and as authorized by the Board and declared by us out of legally available funds, cumulative cash dividends on each share at an annual rate of 5.75% of the stated value pari passu with the dividend preference of the Series *1* Preferred Stock and in preference to any payment of any dividend on our common.

Series *1* Convertible Redeemable Preferred Stock

The terms of the Series *1* Preferred Stock provide that the holders of the Series *1* Preferred Stock are entitled to receive, when and as authorized by the Board and declared by us out of legally available funds, cumulative cash dividends on each share at an annual rate of 5.5% of the stated value pari passu with the dividend preference of the Series A Preferred Stock and in preference to any payment of any dividend on our common..

<u>Series *1* Preferred Stock and Series A Preferred Stock Distributions</u>

In *March 2020,* we began accruing distributions on the Series *1* Preferred Stock and Series A Preferred Stock after the Legacy MIC Board unanimously authorized the suspension of the payment of distributions. On *September 11, 2024,* the Board declared payment of accrued and unpaid dividends for all past dividend periods on the Series *1* Preferred Stock at a rate of $299.84 per share and on the Series A Preferred Stock at a rate of $319.81 per share to holders of record as of close of business on *September 10, 2024.* Additionally, we declared monthly dividend payments on the Series A Preferred Stock and Series *1* Preferred Stock at a rate of $4.583 and $4.791 per share, respectively, for each subsequent month in *2024.* The payment of future dividends is subject to the Board's discretion and will be determined by the Board based on the Company's financial condition, applicable law and such other considerations as the Board deems relevant.

<u>Series *1* Preferred Stock and Series A Preferred Stock Redemptions and Conversions</u>

Upon receipt of written notice to convert shares of Series *1* Preferred Stock and Series A Preferred Stock into common stock, we have the option to redeem the shares for cash with the redemption price equal to the stated value of *$1,000,* plus any accrued but unpaid dividends. Should we elect to convert the shares, each share of Series *1* Preferred Stock and Series A Preferred Stock will convert into a number of shares of common stock determined by dividing the sum of (i) *100%* of the stated value of *$1,000,* plus (ii) any accrued but unpaid dividends up to, but *not* including, the date of conversion, by the volume weighted average price per share of common stock for the *20* trading days prior to the delivery date of the receipt of the notice.

During the year ended *December 31, 2024*, approximately 8,000 shares of Series *1* Preferred Stock and approximately 600 shares of Series A Preferred Stock converted to approximately 2.8 million and 193,000 shares of common stock, respectively. Approximately 10,600 shares of the Series *1* Preferred Stock and approximately 300 shares of Series A Preferred Stock were redeemed for cash during the year ended *December 31, 2024*. In addition, requested redemptions at *December 31, 2024* of approximately 500 shares with a stated value of approximately $0.5 million of Series *1* Preferred Stock and Series A Preferred Stock were reclassified to Accrued Preferred Distributions and Redemptions on the Consolidated Balance Sheet, as we intend to redeem the shares for cash.

During the year ended *December 31, 2023,* approximately 3,100 shares of Series *1* Preferred Stock and approximately 50 shares of Series A Preferred Stock converted to approximately 1.0 million and 14,000 shares of common stock, respectively. No shares of Series *1* Preferred Stock or Series A Preferred Stock were redeemed for cash during the year ended *December 31, 2023.*

<u>Series *2* Convertible Preferred Stock</u>

On *June 15, 2023,* the Preferred PIPE Investors each entered into a Preferred Subscription Agreement with FWAC pursuant to which, among other things, the Preferred PIPE Investors agreed to subscribe for and purchase a total of 46,000 shares of Series *2* Preferred Stock at $1,000 per share for an aggregate purchase price of $46,000,000.

The Series *2* Preferred Stock was entitled to receive dividends at a cumulative annual rate of 10% during the period between the initial issuance of such shares and the conversion thereof into shares of our common stock. Dividends were to be paid in kind and also convert into shares of our common stock on the earlier of (a) a change of control of MIC and (b) *December 31, 2023.* The Series *2* Preferred Stock converted at a conversion price of $3.67 per share of common stock. Accordingly, the aggregate of 46,000 shares of Series *2* Preferred Stock converted into a total of 13,787,462 shares of our common stock, which is comprised of (i) 12,534,058 shares of our common stock issuable upon the conversion of 46,000 shares of Series *2* Preferred Stock based on the stated value and (ii) 1,253,404 shares of our common stock issuable upon the conversion of the dividends. Because the terms and amount of the dividend are contractually agreed upon, at the time of the Merger we recorded the full $4.6 million value of the paid-in-kind dividend.

Warrants

In accordance with its warrant agreement between Legacy MIC and Color Up, dated *August 25, 2021 (*the "Warrant Agreement"), Color Up had the right to purchase up to 1,702,128 shares of common stock, at an exercise price of $11.75 per share for an aggregate cash purchase price of up to $20.0 million (the "Common Stock Warrants"). Each whole Common Stock Warrant entitled the registered holder thereof to purchase *one* whole share of common stock at a price of $11.75 per share, subject to customary adjustments, at any time following a "Liquidity Event," which was defined as an initial public offering and/or listing of the common stock.

As of the Closing Date, FWAC, Legacy MIC, and Color Up amended the Warrant Agreement to assume the Common Stock Warrants remaining outstanding and unexpired at that time. On *August 29, 2023,* New MIC and Color Up further amended the Warrant Agreement to (i) reflect the effects of the Merger (including but *not* limited to the reduction in the exercise price of the Common Stock Warrants from $11.75 to $7.83 per share and the increase in the number of the underlying shares from 1,702,128 shares of Legacy MIC common stock to 2,553,192 shares of our common stock) and (ii) permit Color Up to exercise the Common Stock Warrants on a cashless basis at Color Up's option. Subsequently, Color Up distributed the entirety of the Common Stock Warrants to HSCP Strategic III, LP, an entity controlled by Mr. Osher, and Bombe Asset Management, LLC, an entity owned and controlled by Mr. Chavez and Ms. Hogue.

The Common Stock Warrants expire on *August 25, 2026* and are classified as equity and recorded at the issuance date fair value.

Securities Purchase Agreement

In *November 2021,* Legacy MIC sold to *HS3* (a) 1,702,128 newly issued OP Units; and (b) 425,532 newly-issued Class A units of limited partnership of the Operating Partnership ("Class A Units") which entitle *HS3* to purchase up to 425,532 additional OP Units (the "Additional OP Units") at an exercise price equal to $11.75 per Additional OP Unit, subject to adjustment as provided in the Class A Unit agreement, and *HS3* paid to the Operating Partnership cash consideration of $20.0 million. In connection with the Merger, the number of Class A Units was adjusted to 638,298 and the exercise price for the Class A Units was adjusted to $7.83 per Class A Unit. The Common Units generally *may* be redeemed by the holder thereof for cash or, at the option of the Company, for shares of common stock. Such securities were issued in a private placement transaction exempt from registration pursuant to Section *4*(a)(*2*) of the Securities Act. On *August 29, 2023,* the Operating Company issued 156,138 Common Units to *HS3* upon the cashless exercise of 638,298 Class A Units based upon a fair market value of $10.37 per Common Unit.

Convertible Noncontrolling Interests

As of *December 31, 2024*, the Operating Company had approximately 44.9 million Common Units outstanding, excluding any equity incentive units granted. Beginning *six* months after *first* acquiring Common Units, each member will have the right to redeem the Common Units for either cash or common stock, subject to both our discretion and the terms and conditions set forth in the limited liability company agreement of the Operating Company (the "Operating Agreement"). During the year ended *December 31, 2024*, approximately 9.4 million Common Units converted to shares of common stock on a *one*-for-*one* basis.

In connection with the refinancing of the the note payable for Mabley Place Garage, LLC, we purchased the minority interest ownership in the subsidiary for $1.5 million.

The Common Units *not* held by the Company outstanding as of *December 31, 2024* are classified as noncontrolling interests within permanent equity on our Consolidated Balance Sheet.

Share Repurchase Program

In *September 2024,* the Board authorized a share repurchase program of up to $10 million of shares of our outstanding common stock. Repurchases *may* be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. Open market repurchases *may* be structured to occur in accordance with the requirements of Rule *10b- 18* of the Securities Exchange Act of *1934,* as amended. We *may* also enter into Rule *10b5- 1* plans to facilitate repurchases of our shares under this authorization. During the year ended *December 31, 2024*, we repurchased 419,188 shares under the program, for a cost of approximately $1.3 million. As of *February 28, 2025,* approximately 55,000 additional shares were repurchased under the program for a cost of approximately $0.2 million.

Note *9* - Stock-Based Compensation

Long-Term Incentive Plan

We issue equity-based awards to promote the success and enhance the value of MIC and the Operating Company, by linking the individual interests of employees, consultants and members of the MIC Board to those of MIC's stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to MIC's stockholders.

We issue awards under our *2023* Incentive Award plan (the "Plan"). The Plan provides for the grant of stock options, including incentive stock options ("ISOs"), and nonqualified stock options ("NSOs"), restricted shares, dividend equivalent awards, share payment awards, restricted share units ("RSUs"), performance awards, performance share awards, other incentive awards, profits interest units (including Performance Units and LTIP Units) and SARs. The Board typically grants awards during the *first* quarter of each year. Service-based awards will typically follow a multi-year graded vesting schedule and will vest in the form of common stock or LTIP Units. LTIP Units are a class of equity interest in the Operating Company that are intended to qualify as "profits interests" for federal income tax. The value of vested LTIP Units is realized by the holder through conversion of the LTIP Units into Common Units.

Employee Awards

In *2024,* the Compensation Committee of the Board of Directors approved the issuance of the following awards:

- 0.3 million LTIP units to Mr. Chavez in lieu of his salary for *2021* and *2023* and for his *2023* short-term incentive award. These awards were issued at a grant date fair value of $3.84 and vested upon issuance. At the same time, 0.2 million LTIP units were granted in lieu of his *2024* salary, which vested in *four* equal increments each quarter over *2024.*

- 0.4 million LTIP units and 0.2 million restricted stock units awarded at a grant date fair value of $3.84 to *two* of our executives representing the long term incentive awards for *2023* and *2024.* These awards will vest on a graded schedule over three years.

- 0.1 million LTIP Units and 0.1 million restricted stock units with a grant date fair value of $6.11 to *three* executives using the Monte Carlo method. These awards will vest based upon the performance of our stock versus the Russell *2000* Index through *January 2027.*

- Approximately 56,000 restricted stock units awarded to *one* executive at a grant date fair value of $3.60 that vest on graded schedule over three years.

- Two tranches of 0.1 million restricted stock units that vest upon achievement of stock price performance goals (the "Founders' Award"). The fair value of both tranches was determined using the Monte Carlo method. The *first* tranche of the awards, with a performance period through *December 31, 2026,* has an immaterial grant date fair value and the *second* tranche, with a performance period through *December 31, 2028,* has a grant date fair value of $0.60 per share. Additionally, the Compensation Committee approved the modification of 2.3 million performance units previously granted to *two* executives to align the performance conditions and performance periods to the Founders' Award and the Earn-Out Shares. The incremental compensation expense of approximately $0.7 million will be recognized through the modified performance period of *December 31, 2028* in General and Administrative on the Consolidated Statements of Operations.

In *February 2023,* we granted Mr. Chavez and Ms. Hogue 0.2 million LTIP Units, respectively, in lieu of their *2022* target annual bonus. Of these awards granted to Mr. Chavez and Ms. Hogue, approximately 35,600 LTIP Units vested immediately, with the remaining scheduled to vest over a three-year period. The grant date fair value was determined to be $8.99 per unit for each of the LTIP Units awarded.

In *September 2023,* the Compensation Committee of the Board of Directors approved the cancellation of 0.1 million LTIP Units previously granted to our executives. The expense associated with the cancellation of approximately $1.4 million is included in General and Administrative in the accompanying Consolidated Statements of Operations for the year ended *December 31, 2023.* The cancellation was a result of a plan to reallocate the award shares to non-executive employees. As a result, in *December 2023,* we granted 0.1 million restricted stock units to non-executive employees which vested in *August 2024.* The remaining value of the LTIP awards granted to the executives was expensed over the *one*-year service period following the Closing.

Director Awards

In *January 2024,* we granted 0.2 million restricted stock units to our independent directors as consideration for service in *2023* and *2024.* These awards have a grant date fair value of $3.84 and will vest on the *one* year anniversary of the grant date.

We granted approximately 39,100 LTIP Units in *2023* to our independent directors in consideration for their accrued but unpaid director compensation fees from *2022.* The LTIP Units will vest over a three-year period. Upon vesting, the Director LTIP Units are redeemable in cash or shares, at the option of the holder. As a result, the unvested Director LTIP Units are classified as a liability within accounts payable and accrued expenses in the Consolidated Balance Sheet as of *December 31, 2024.*

The following table sets forth a roll forward of all incentive equity awards for the years ended *December 31, 2024* and *2023*:

	Number of Incentive Equity Awards	Weighted-Average Grant Date FV Per Share
Nonvested - January 1, 2023	2,673,041	$ 8.44
Granted	347,082	7.46
Vested	(59,681)	9.40
Forfeited	(135,320)	10.00
Nonvested - January 1, 2024	2,825,122	$ 8.22
Granted	1,670,123	3.63
Vested	(864,616)	6.19
Forfeited	—	—
Nonvested - December 31, 2024	3,630,629	$ 6.59

We recognized $5.7 million and $8.6 million of equity-based compensation expense for the years ended *December 31, 2024* and *2023*, respectively, which is included in General and Administrative in the Consolidated Statements of Operations. Included in the *2024* and *2023* expense were equity awards granted in lieu of salary amounts as noted above. The remaining unrecognized compensation cost of approximately $3.0 million will be recognized over a weighted average term of 2.1 years. Performance based awards are valued at target and *may* have the ability to earn additional or fewer shares based on level of achievement.

Note *10* — Employee Benefit Plan

We sponsor a *401*(k) plan that provides benefits for qualified employees. Our match of the employee contributions is discretionary and is equal to 100% of the *first 6% of* eligible compensation contributed by each employee. All contributions are funded in cash and vest immediately.

Total expense recorded for the matching *401*(k) contribution in the years ended *December 31, 2024* and *2023*, was approximately $140,000 and $109,000, respectively.

Note *11* – Earnings Per Share

Basic and diluted loss per weighted average common share ("EPS") is calculated by dividing net income (loss) attributable to our common stockholders, including any participating securities, by the weighted average number of shares outstanding for the period. We include the effect of participating securities in basic and diluted earnings per share computations using the *two*-class method of allocating distributed and undistributed earnings when the *two*-class method is more dilutive than the treasury stock method. Outstanding warrants and stock-based compensation were antidilutive as a result of the net loss for the years ended *December 31, 2024* and *2023* and therefore were excluded from the dilutive calculation. We include unvested performance units as contingently issuable shares in the computation of diluted EPS once the market criteria is met, assuming that the end of the reporting period is the end of the contingency period. We had 3.6 and 2.8 million unvested service-and performance-based awards which are considered antidilutive to the dilutive loss per share calculation for the years ended *December 31, 2024* and *2023*.

The following table reconciles the numerator and denominator used in computing our basic and diluted per-share amounts for net loss attributable to common stockholders for the years ended *December 31, 2024* and *2023* (dollars in thousands):

	2024	2023
Numerator:		
Net loss attributable to MIC	$ (7,539)	$ (32,475)
Net loss attributable to participating securities	—	—
Net loss attributable to MIC common stock	$ (7,539)	$ (32,475)
Denominator:		
Basic and dilutive weighted average shares of common stock outstanding	32,007,271	13,244,388
Basic and diluted loss per weighted average common share:		
Basic and dilutive	$ (0.24)	$ (2.45)

Note *12* — Leases

Lessor

All of our leases are classified as operating leases. The following table summarizes the components of operating lease revenue recognized during the years ended *December 31, 2024* and *2023* included within the Consolidated Statements of Operations (dollars in thousands):

	Year Ended December 31,			
Lease revenue	**2024**		**2023**	
Fixed contractual payments	$	5,782	$	7,103
Variable lease payments	$	3,332	$	23,100
Straight-line rental income	$	46	$	70

Future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of *December 31, 2024*, assuming no new or renegotiated leases or option extensions on lease agreements are executed, are as follows (excluding leases subsequently replaced by asset management contracts, dollars in thousands):

Years Ending December 31,		**Future lease payments due**
2025	$	5,193
2026	$	4,407
2027	$	2,350
2028	$	1,195
2029	$	932
Thereafter	$	1,184

Lessee - Right of Use Asset and Lease Liability

We are the lessee in a ground lease for additional space at *one* location with a commencement date of *January 1, 2024.* The lease has a fourteen-year term, including extension options, with an annual payment of $40,457 per annum for the *first* year and increased each year by the lesser of 3.5% and the Consumer Price Index. The lease is accounted for as an operating lease under ASU *2016- 02,* Leases – (Topic *842*). We recognized a Right of Use ("ROU") Leased Asset and a ROU Lease Liability on the lease commencement date which is included in Land and Improvements and Accounts Payable and Accrued Expenses, respectively, on the Consolidated Balance Sheets. Through the discounting of the remaining lease payments at our incremental borrowing rate of 8.42%, the value of both the ROU asset and ROU liability recognized at commencement date was approximately $0.3 million. We recognized approximately $40,000 of operating lease expense during the year ended *December 31, 2024.* This expense is included in Property Operating Expense on the Consolidated Statements of Operations. Changes in the lease liability and lease asset amortization expense were *not* material in the Statement of Cash Flows.

As of *December 31, 2024,* future lease payments are as follows (dollars in thousands):

	As of December 31, 2024
2025	40
2026	40
2027	40
2028	40
2029	40
Thereafter	326
Total lease payments	526
Less amount representing interest	(207)
Total	$ 319

Note *13* – Variable Interest Entities

We, through a wholly owned subsidiary of the Operating Company, own a 51.0% beneficial interest in MVP St. Louis Cardinal Lot, DST, a Delaware Statutory Trust ("MVP St. Louis"). MVP St. Louis is the owner of a 2.56-acre, 376-vehicle commercial parking lot, known as the Cardinal Lot.

MVP St. Louis is considered VIE and we conclude that we are the primary beneficiary since the power to direct the activities that most significantly impact the economic performance of MVP St. Louis was held by MVP Parking DST, LLC (the "Manager") and certain subsidiaries of the Manager, which is controlled by Mr. Chavez.

As a result, we consolidate our investment in MVP St. Louis and MVP St. Louis Cardinal Lot Master Tenant, LLC, which had total assets of approximately $11.9 and $13.0 million (substantially all real estate investments) and liabilities of approximately $6.0 and $6.6 million (substantially all mortgage debt) before consolidation as of *December 31, 2024* and *2023,* respectively.

Note *14* — Income Taxes

Legacy MIC previously elected to be taxed as a REIT for federal income tax purposes and operated in a manner that allowed Legacy MIC to qualify as a REIT through *December 31, 2019.* As a consequence of the COVID-*19* pandemic, Legacy MIC earned management income in lieu of lease income from a number of distressed tenants, which did *not* constitute qualifying REIT income for purposes of the annual REIT gross income tests, and, as a result, was *not* in compliance with the annual REIT income tests for the year ended *December 31, 2020.* Accordingly, Legacy MIC did *not* qualify for taxation as a REIT in *2020.* We continue to be taxed as a C corporation and are subject to federal income tax on our taxable income at regular corporate rates.

A full valuation allowance for deferred tax assets was historically provided each year as it was more likely than *not* that the Company would *not* realize the benefits of its deferred tax assets. As a taxable C Corporation, we have evaluated our deferred tax assets for the year ended *December 31, 2024*, which consist primarily of net operating losses and our investment in the Operating Partnership. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the *three*-year period ended *December 31, 2024*. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Despite substantial growth in property-level operations, we have continued to generate a net loss and as such we have determined that we will continue to record a full valuation allowance against our deferred tax assets for the year ended *December 31, 2024*. A change in circumstances *may* cause us to change our judgment about whether deferred tax assets should be recorded, and further whether any such assets would more likely than *not* be realized. We would generally report any change in the valuation allowance through our Consolidated Statements of Operations in the period in which such changes in circumstances occur.

The provision for income taxes for the years ended *December 31, 2024* and *2023* consisted of the following, which is included in general and administrative expense in the Consolidated Statements of Operations (dollars in thousands):

	2024	**2023**
Current		
Federal	—	—
State	57	41
Total Current	$ 57	$ 41
Deferred		
Federal	—	—
State	—	—
Total Deferred	—	—
Total	$ 57	$ 41

The following table presents a reconciliation of the statutory corporate U.S. federal income tax rate to our effective tax rate as of *December 31, 2024*:

	2024	**2023**
Tax at U.S. statutory rate	21.00%	21.00%
State taxes, net of federal effect	1.62%	2.13%
Non-Deductible Expenses	0.59%	(9.85)%
Change in Valuation Allowance	(23.21)%	(13.40)%
Effective income tax rate	—	—

The balances for deferred taxes for the years ended *December 31, 2024* and *2023* consisted of the following (dollars in thousands):

	Year Ended December 31,			
	2024		2023	
Deferred Tax Assets:				
NOL Carryforward	$	19,958	$	17,522
Intangible Assets		3,766		4,171
Investment in Operating Partnership		9,399		9,631
Gross deferred tax assets	$	33,123	$	31,324
Less valuation allowance		(33,123)		(31,324)
Total deferred tax assets	$	—	$	—
Deferred Tax Liabilities:				
Total net deferred taxes	$	—	$	—

As of *December 31, 2024* and *2023.* we had federal and various state net operating loss (NOL) carryforwards of $95.8 million and $73.8 million, respectively. The federal net operating losses generated in *2018* and after of $87.2 million will carryforward indefinitely and be available to offset up to *80%* of future taxable income each year. The federal net operating losses generated prior to *2018* of $8.6 million will begin to expire in *2036* unless previously utilized.

Note *15* — **Fair Value**

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value are as follows:

Level *1* – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level *2* – Inputs include quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are *not* active, and model-derived valuations whose inputs are observable.

Level *3* – Model-derived valuations with unobservable inputs.

In certain cases, the inputs used to measure fair value *may* fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Our financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable. Due to their short maturities or recent nature, the carrying amounts of these assets and liabilities approximate fair value. The estimated fair value of our notes payable, including the Revolving Credit Facility in *2023,* were derived using Level *2* inputs and approximates $186.7 million and $182.9 million as of *December 31, 2024* and *2023*, respectively. The carrying amount of the Line of Credit as of *December 31, 2024* approximates fair value due to its recent nature.

Recurring and Nonrecurring Fair Value Measurements

Our Earn-Out Shares and interest rate cap are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the years ended *December 31, 2024* and *2023*, were as follows (in thousands):

	December 31, 2024			December 31, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring						
Earn-Out Shares	—	—	$ 935	—	—	$ 1,779
Interest rate cap	—	—	—	—	$ 54	—
Nonrecurring						
Impaired real estate assets	—	—	$ 450	—	—	$ 50,536

Earn-Out Shares

The terms of the Earn-Out Shares allow an additional 1,900,000 shares to vest if certain milestones are achieved:

- 950,000 shares vest if the aggregate volume-weighted average price for any *5*-consecutive trading day period equals or exceeds $13.00 per share prior to *December 31, 2026*
- 950,000 shares vest if the aggregate volume-weighted average price for any *5*-consecutive trading day period equals or exceeds $16.00 per share prior to *December 31, 2028*

We estimate the fair value of each tranche of shares separately using a Monte Carlo simulation. These estimates require us to make various assumptions about the risk-free rate, expected volatility for each tranche of the Earn-Out Shares, and other items that are unobservable and are considered Level *3* inputs in the fair value hierarchy. Because we are a newly-listed company with limited share activity, we were required to exercise judgment in estimating expected volatility (currently 35.0% to 40.0%) and in selection of comparable companies.

We recognized a gain of approximately $0.8 million and $4.1 million during the years ended *December 31, 2024* and *December 31, 2023,* respectively, as a result of changes in the estimated fair values after the Merger. The gain is recorded as the Change in Fair Value of Earn-out Liability in the Consolidated Statements of Operations. The following table reflects the change in value during the years ended *December 31, 2024* and *2023* (in thousands):

	Level 3 Liability
Balance as of January 1, 2023	$ —
Impact of the Merger (initial valuation)	(5,844)
Change in fair value recognized in earnings	4,065
Balance as of December 31, 2023	(1,779)
Change in fair value recognized in earnings	844
Balance as of December 31, 2024	$ (935)

Impairment

Our real estate assets are measured and recognized at fair value on a nonrecurring basis when we determine an impairment has occurred. To estimate fair value we *may* use internally developed valuation models or independent *third*-parties where available. In either case, the fair value of real estate *may* be based on a number of approaches including the income capitalization approach, sales comparable approach or discounted cash flow approach. We utilize market data such as sales price per stall on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any properties that are actively being marketed for sale. Because we use estimates and assumptions regarding an assets' future performance and cash flows as well as market conditions and discount rates, we determined the impaired assets would fall under Level *3* of the fair value hierarchy. During the year ended *December 31, 2024,* we impaired approximately $0.2 million of our real estate assets as a result of a planned disposition of a property. During the year ended *December 31, 2023,* we impaired approximately $9.0 million of our real estate assets as a result of continuing delayed back-to-work trends or other reductions of demand-drivers impacting these assets, as well as disposition of properties.

Note *16* — Commitments and Contingencies

The nature of our business exposes our properties, the Company, the Operating Company and our other subsidiaries to the risk of claims and litigation in the normal course of business. Other than as noted below, or routine litigation arising out of the ordinary course of business, we are *not* presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us.

In *March 2023,* Legacy MIC's former CEO filed a complaint against Legacy MIC. On *September 6, 2023,* the parties entered into a settlement agreement, and we recognized a gain of approximately $1.2 million which was recorded as Other Income, Net in the Consolidated Statements of Operations for the year ended *December 31, 2023.*

In *January 2023,* the *43rd* District Court of Parker County, Texas, entered summary judgment against MVP Fort Worth Taylor, LLC, a subsidiary of Legacy MIC, in favor of the plaintiff, John Roy, who alleged that he was due a commission relating to a proposed sale of the Fort Worth Taylor parking facility which was never consummated. Legacy MIC filed an appeal. In *July 2024,* the Texas Court of Appeals, Second District, reversed the decision of the District Court granting summary judgement in favor of Mr. Roy and remanded the case to the District Court for further consideration. As a result of the District Court's summary judgment, in *December 2022* we recognized a charge of $0.7 million for the full estimated amount of damages (including legal fees and costs). During the *first* quarter of *2023,* and as part of the appeals process, Legacy MIC posted cash collateral of $0.7 million for an appeals bond. In *September 2024,* a settlement was reached resulting in a gain on the settlement of approximately $0.3 million which is reflected in Other Income, Net in the Consolidated Statements of Operations for the year ended *December 31, 2024.*

In *September 2023,* we entered into arbitration with *one* vendor regarding disputes over amounts payable of approximately $1.8 million. In *June 2024,* a settlement was reached and the net impact of the gain on the settlement and related legal and administrative fees is immaterial to the Consolidated Statements of Operations for the year ended *December 31, 2024.*

Note *17* — Related Party Transactions and Arrangements

Three of our assets, *1W7* Carpark, *222W7* and Whitefront Garage, are currently operated by PCA, Inc., dba Park Place Parking. Park Place Parking is a private parking operator that is wholly owned by relatives of our CEO. Our CEO is neither an owner nor beneficiary of Park Place Parking. As of *December 31, 2024* and *2023,* we recorded balances of approximately $0.2 million and $0.1 million, respectively, from Park Place Parking which are included in Accounts Receivable, Net on the Consolidated Balance Sheets and were subsequently paid within terms of the management agreement.

In *May 2022,* we entered into a lease agreement with ProKids, an Ohio *not*-for-profit. An immediate family member of our CEO is a member of the Board of Trustees and President of that organization. ProKids leased *21,000* square feet of vacant unfinished commercial space in a *531,000* square foot building in Cincinnati, Ohio for *120* months. ProKids will invest in the tenant improvements in this space and ultimately use it as their headquarters location. ProKids will have *no* rent due to us throughout the lease term, other than a rental fee on parking spaces used by the ProKids staff and visitors and payment toward common area utility costs. As of *December 31, 2024,* ProKids owes an immaterial amount of rental income related to the lease agreement.

In connection with our recapitalization transaction in *August 2021,* we owe approximately $0.5 million to certain member entities of Color Up relating to prorated revenues for the month of *August 2021* of the *three* properties contributed by Color Up. The accrual is reflected within Due to Related Parties on the Consolidated Balance Sheets.

We have agreed to pay for certain tax return preparation services of Color Up and certain member entities of Color Up as well as certain legal services in connection with the Registration Rights Agreement. We incurred approximately $0.1 million and approximately $50,000 related to these services which is reflected in General and Administrative and Other Income (Expense), respectively, on the Consolidated Statements of Operations for the year ended *December 31, 2024.*

License Agreement

On *August 25, 2021,* we entered into a Software License and Development Agreement with an affiliate of Bombe Asset Management, Ltd., an affiliate of our CEO and President (the "Supplier"), pursuant to which we granted to the Supplier a limited, non-exclusive, non-transferable, worldwide right and license to access certain software and services for a fee of $5,000 per month.

Tax Matters Agreement

On *August 25, 2021,* the Company, the Operating Partnership and Color Up entered into the Tax Matters Agreement, or the Tax Matters Agreement, pursuant to which the Operating Partnership agreed to indemnify Color Up and certain affiliates and transferees of Color Up (together, the "Protected Partners"), against certain adverse tax consequences in connection with (*1*) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partners' interest in the Operating Partnership, in each case, prior to the *tenth* anniversary of the completion of the Transaction, as defined in the Tax Matters Agreement, (or earlier, if certain conditions are satisfied); and (*2*) the Operating Partnership's failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Partnership during the period ending on the *tenth* anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied). In addition, and for so long as the Protected Partners own at least *20%* of the units in the Operating Partnership received in the Transaction, we agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.

Line of Credit

In *September 2024,* we entered into a $40.4 million Line of Credit. Mr. Osher, co-chair of the Company's board of directors, is the managing member of *No* Street Capital LLC, which serves as the investment manager of the Lenders. For further discussion of the Line of Credit, refer to Note *7* above.

Note *18* — Segment Information

Our principal business is the ownership and operation of parking facilities. We do *not* distinguish our principal business, or group our operations, by geography or size for purposes of measuring performance and managing the business on a consolidated basis. Accordingly, we have presented our results as a single reportable segment: parking. The accounting policies of the parking segment are the same as those described in Note *2* – Significant Accounting Policies.

The parking segment derives revenue from managed property revenue and rental income at our parking facilities. We provide access to our property and space for the parker's vehicle and are entitled to fees that vary based on the level of usage. All revenue and assets are domestically derived and located.

Our chief operating decision maker ("CODM") is our chief executive officer. Our CODM assesses performance for the parking segment and decides how to allocate resources based on net income that is also reported on the Consolidated Statement of Operations as Net Loss. Disaggregated segment expenses are consistent with those presented on the Consolidated Statement of Operations. The measure of segment assets is reported on the Consolidated Balance Sheets as Total Assets.

The CODM uses net income to evaluate return on assets. Net income is predominantly used in the annual budget and forecasting process. The CODM considers budget to actual variances in assessing performance of the segment and allocating resources. We do *not* have intra-entity sales or transfers.

For information about the parking segment for the years ended *December 31, 2024* and *2023,* refer to the Consolidated Statement of Operations.

Note *19* — Revision of Previously Issued Financial Statements

During the year ended *December 31, 2024,* the Company identified certain errors impacting our *2023* annual filing. The error resulted from a need to adjust the carrying amount of noncontrolling interest related to conversions of preferred shares into common shares.

Management assessed the materiality of these errors and concluded the misstatements were *not* material to the audited financial statements for the period ended *December 31, 2023.* Presented below are revisions to the previously issued financial statements presented in this Form *10*-K.

	As of December 31, 2023		
	As reported	Adjustments (in thousands)	As corrected
Consolidated Balance Sheet:			
Additional paid-in capital	$ 240,357	$ 21,827	$ 262,184
Non-controlling interest	$ 93,568	$ (21,827)	$ 71,741

	For the Year Ended December 31, 2023		
	As reported	Adjustments (in thousands)	As corrected
Consolidated Statement of Changes in Equity			
Allocation of equity to non-controlling interest	$ —	$ 21,827	$ 21,827
Additional paid-in capital	$ 240,357	$ 21,827	$ 262,184
Non-controlling interest	$ 93,568	$ (21,827)	$ 71,741

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2024
(dollars in thousands)

			Initial Cost		*Costs Capitalized Subsequent to Acquisition*		*Gross Carrying Amount at December 31, 2024* [(1)]					
Description	***ST***	***Encumbrance***	***Land and Improvements***	***Buildings and Improvements***	***Improvements***	***Carrying Cost***	***Land and Improvements***	***Building and Improvements***	***Total***	***Accumulated Depreciation***[(2)]	***Date Acquired***	***Life on which depr in latest statement is computed***
West 9th Street [(3)]	*OH*	$ 4,181	$ 5,675	$ —	$ 302	—	$ 5,918	$ 59	$ 5,977	$ 99	*2016*	15
Crown Colony [(3)]	*OH*	—	3,030	—	19	—	2,954	—	2,954	10	*2016*	15
St Louis Washington	*MO*	1,206	3,000	—	7	—	1,637	—	1,637	3	*2016*	15
St Paul Holiday Garage	*MN*	3,609	1,673	6,527	707	—	1,673	7,234	8,907	1,556	*2016*	*39,15*
Louisville Station	*KY*	1,682	3,050	—	57	—	3,007	—	3,007	29	*2016*	15
Whitefront Garage	*TN*	6,454	3,116	8,380	197	—	3,116	8,576	11,692	1,861	*2016*	*39,15*
Cleveland Lincoln Garage	*OH*	3,493	2,195	5,122	5,228	—	1,378	8,442	9,820	2,634	*2016*	*39,15*
Houston Preston	*TX*	1,627	2,800	—	20	—	2,820	—	2,820	10	*2016*	15
Houston San Jacinto	*TX*	1,820	3,200	—	50	—	3,250	—	3,250	25	*2016*	15
MVP Detroit Center Garage	*MI*	25,913	7,000	48,000	1,091	—	6,497	37,711	44,208	1,501	*2017*	*39,15*
St. Louis Broadway	*MO*	1,671	2,400	—	—	—	2,400	—	2,400	—	*2017*	*N/A*
St. Louis Seventh & Cerre	*MO*	2,057	3,300	—	—	—	3,300	—	3,300	—	*2017*	*N/A*
MVP Preferred Parking	*TX*	10,789	15,800	4,700	749	—	15,230	5,279	20,509	1,184	*2017*	*39,15*
MVP Raider Park Garage	*TX*	—	2,005	9,057	3,770	—	2,005	12,827	14,832	2,662	*2017*	*39,15*
MVP PF Memphis Poplar 2013	*TN*	1,783	3,658	—	24	—	3,670	12	3,682	26	*2017*	15
MVP PF St. Louis 2013	*MO*	4,061	5,041	—	29	—	5,041	29	5,070	51	*2017*	15
Mabley Place Garage	*OH*	12,000	1,585	19,018	1,037	—	1,360	17,280	18,640	3,301	*2017*	*39,15*
MVP Denver Sherman	*CO*	249	705	—	—	—	705	—	705	—	*2017*	*N/A*
MVP Fort Worth Taylor	*TX*	10,408	2,845	24,405	11	—	2,845	24,416	27,261	4,426	*2017*	*39,15*
MVP Milwaukee Old World	*WI*	—	2,003	—	8	—	2,003	8	2,011	35	*2017*	15
MVP Houston Saks Garage	*TX*	2,734	4,931	5,221	152	—	3,713	4,091	7,804	819	*2017*	*39,15*
MVP Milwaukee Wells	*WI*	—	4,994	—	—	—	4,374	—	4,374	116	*2017*	15
MVP Indianapolis City Park	*IN*	*	2,056	8,557	114	—	2,056	8,672	10,728	1,603	*2017*	*39,15*
MVP Minneapolis Venture	*MN*	—	4,013	—	135	—	4,013	134	4,147	17	*2017*	*N/A*
MVP Indianapolis Meridian Lot	*IN*	938	1,573	—	—	—	1,523	—	1,523	10	*2017*	15
MVP Milwaukee Clybourn	*WI*	—	257	—	—	—	257	—	257	5	*2017*	15
MVP Milwaukee Arena	*WI*	1,871	4,631	—	52	—	4,641	42	4,683	7	*2017*	*N/A*
MVP Denver 1935 Sherman	*CO*	667	2,533	—	—	—	2,533	—	2,533	—	*2017*	*N/A*
MVP Bridgeport Fairfield Garage	*CT*	3,387	498	7,555	51	—	498	7,606	8,104	1,439	*2017*	*39,15*
Minneapolis City Parking	*MN*	4,059	9,633	—	—	—	7,513	—	7,513	139	*2017*	15
MVP New Orleans Rampart	*LA*	—	8,105	—	332	—	8,167	—	8,167	14	*2018*	*N/A*
MVP Hawaii Marks	*HI*	*	9,119	11,715	461	—	8,571	11,475	20,046	2,025	*2018*	*39,15*
1W7 Carpark	*OH*	*	2,995	28,762	147	—	2,995	28,909	31,904	2,479	*2021*	*39, 15*
222W7	*OH*	*	4,391	23,879	99	—	4,391	23,978	28,369	2,064	*2021*	39
322 Streeter	*IL*	*	11,387	27,035	581	—	11,387	27,616	39,003	2,395	*2021*	39
2nd Street	*FL*	—	93	—	—	—	93	—	93	—	*2021*	*N/A*
Denver 1725 Champa Street Garage	*CO*	*	7,414	8,860	422	—	7,414	9,283	16,697	784	*2021*	39
222 Sheraton Bricktown Garage	*OK*	*	1,314	16,020	32	—	1,314	16,052	17,366	1,068	*2022*	39
MVP St. Louis Cardinal Lot DST	*MO*	6,000	11,660	19	—	—	11,660	19	11,679	4	*2017*	*N/A*
		$ 112,659	$ 165,678	$ 262,832	$ 15,884	$ —	$ 157,922	$ 259,750	$417,672	$ 34,401		

(1) The aggregate gross cost of property included above for federal income tax purposes was approximately $419.6 million as of *December 31, 2024*.

(2) The initial costs of buildings are depreciated over 39 years using a straight-line method of accounting; improvements capitalized subsequent to acquisition are depreciated over the shorter of the lease term or useful life, generally ranging from one to 20 years.

(3) These properties are held by West 9th St. Properties II, LLC.

* Property financed under the *2034* CMBS Loan.

The following table reconciles the historical cost of total real estate held for investment for the years ended *December 31, 2024* and *2023* (dollars in thousands):

	2024	2023
Balance at beginning of period	$ 422,257	$ 439,526
Additions during period:		
Acquisitions	—	—
Improvements	866	1,988
Deductions during period:		
Dispositions	(5,290)	(696)
Impairments	(161)	(18,561)
Balance at close of period	$ 417,672	$ 422,257

[1] This amount does *not* include intangible assets and construction in progress totaling approximately $10.1 million and $13,000, respectively, as of *December 31, 2024* and approximately $10.2 million and $0.3 million as of *December 31, 2023*, respectively.

The following table reconciles the accumulated depreciation for the years ended *December 31, 2024* and *2023* (dollars in thousands):

	2024	2023
Balance at beginning of period	$ 26,848	$ 28,763
Deductions during period:		
Impairment	(4)	(9,605)
Depreciation of real estate	7,557	7,690
Balance at close of period	$ 34,401	$ 26,848

Exhibit 19.1

**INSIDER TRADING POLICY
and
Guidelines with Respect to
Certain Transactions in Company Securities**

Purpose

This Insider Trading Policy (the "**Policy**") provides guidelines with respect to transactions in the securities of ***Mobile Infrastructure Corporation*** (the "**Company**") and the handling of confidential information about the Company and the companies with which the Company does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal securities laws that prohibit insider trading or providing inside information to other persons. All employees, executive officers, and Board members are individually responsible to understand and comply with this Policy.

Statement of Policy

It is the policy of the Company to prohibit (1) the unauthorized disclosure of any nonpublic information acquired in the workplace, (2) trading in securities while aware of Material Nonpublic Information (as defined below), and (3) any other violation of applicable securities laws. It is also the policy of the Company that any transactions by the Company in Company securities shall comply with applicable insider trading laws, rules and regulations.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions of limited value, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Transactions Subject to the Policy

This Policy applies to transactions in the Company's securities, including common stock, options, warrants, convertible notes, and any other debt or equity securities that the Company may issue from time to time. As explained more fully below, the Policy prohibits trading in derivative securities relating to the Company's securities. In addition, gifts (including contributions to trusts and other similar transfers) are subject to this Policy.

Persons Subject to the Policy

This Policy applies to all employees and executive officers of the Company and its subsidiaries and all members of the Company's Board of Directors (each of the foregoing, a "**Covered Person**"). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information.

This Policy also applies to Covered Persons' family members who reside with them, anyone else who lives in their household and family members who live elsewhere but whose transactions in Company securities or another company's securities are directed by or are subject to Covered Persons' influence or control and entities that are directed by or are subject to Covered Persons' influence or control (collectively referred to as "**Family Members/Controlled Entities**"). Covered Persons are responsible for the transactions of Family Members/Controlled Entities.

A Covered Person could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "*Potential Criminal and Civil Liability and/or Disciplinary Action.*"

Administration

The current "**Insider Trading Compliance Officers**" referred to in this Policy are (1) Manuel Chavez III, the Company's Chairman and Chief Executive Officer, (2) Stephanie Hogue, the Company's President, and (3) Paul Gohr, the Company's Chief Financial Officer.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as "*material*" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the market price of a company's securities, whether such information is positive or negative, should be considered material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. When in doubt, employees and directors should consult with the Chief Financial Officer of the Company.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

- Financial results;
- Projections of future earnings or losses, or other earnings guidance;
- Changes to previously-announced earnings guidance;
- Earnings that are inconsistent with the consensus expectations of the investment community;
- The fact that the Company is evaluating or considering a merger, acquisition, disposition, joint venture or tender offer, or that discussions or negotiations on such matters are in progress;
- Actions of regulatory agencies;
- Impending bankruptcy or financial liquidity problems;
- Gain or loss of a significant tenant or vendor;
- A material change in the Company's operations;
- Development of a significant new product, process or service;
- Significant changes in demand for central business district parking facilities;
- Material uninsured casualty losses at one or more properties;
- Stock splits and stock repurchase programs;
- New equity or debt offerings;
- Bank borrowings or other financing transactions;
- Cybersecurity incidents that disrupt Company operations or damage its reputation;
- Significant litigation exposure due to actual or threatened litigation; and
- Changes in senior management.

"**Material Nonpublic Information**" is material information that has not been previously disclosed to the investing public through a press release or securities filings and is otherwise not available to the investing public. As provided in this Policy, even after material information has been disclosed to the investing public, it is still necessary to afford the investing public with sufficient time to absorb the information.

All information that is learned about the Company or its business plans is potentially Material Nonpublic Information until after the Company publicly discloses it. Similarly, information received about any other company with which the Company does business or with respect to which you learn in the course of your employment – including competitors, strategic partners, tenants and vendors – that is not yet in general circulation is also potentially Material Nonpublic Information.

In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company, the Insider Trading Compliance Officers or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Restrictions and Limitations

No Trading on Material Nonpublic Information. Except as otherwise provided in this Policy under the headings "Certain Exceptions" and "*Rule 10b5-1 Plans*," no Covered Person and no Family Member/Controlled Entity of any Covered Person, may buy or sell Company securities during any period commencing with the date that he or she becomes aware of Material

Nonpublic Information concerning the Company and ending after two <u>full</u> Trading Days (as defined below) following the public disclosure of that information, or at such time as such nonpublic information is no longer material. As used in this Policy, the term "**Trading Day**" shall mean a day on which national stock exchanges are open for trading. If, for example, the Company were to make an announcement before the opening of trading on a Monday, Covered Persons (and Family Members/Controlled Entities) may not trade in the Company's securities until Wednesday (assuming that Monday, Tuesday and Wednesday are Trading Days). The same restrictions apply to buying or selling securities of other companies with which the Company and its subsidiaries do business, including tenants, strategic partners and vendors.

No Tipping. No Covered Person may disclose or pass on ("**tip**") Material Nonpublic Information to any other person, including a Family Member or friend, nor may any Covered Person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company's securities or the securities of another company with which the Company and its subsidiaries do business.

No Disclosure of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. Nonpublic information must be protected and efforts should be taken to avoid inadvertent communication. Examples of ways to protect this information:

- Do not discuss new developments in public places such as lunch rooms, coffee rooms, elevators, hallways, restaurants, airplanes, taxicabs, or any place where the discussion can be overheard.
- Do not read documents with nonpublic information in public places or discard them where others can retrieve them.
- Do not carry documents with nonpublic information in public places in an exposed manner.
- Cover documents with nonpublic information on desks before leaving offices or rooms and do not leave said documents where others can read them.
- When leaving for the evening, business trips or otherwise, lock office doors. Filing cabinets with materials which could be nonpublic information should be locked or kept in rooms that are locked.
- Ensure that nonpublic information which may be received by facsimile is received on a secure machine with limited access – particularly after hours.
- Do not give anyone access to e-mail messages or Company information unless there is a need-to-know for purposes of Company business.
- Do not store nonpublic information in manners that are inconsistent with the Company's IT security policies and practices.

Blackout Periods. To ensure compliance with this Policy and applicable securities laws, and to avoid the appearance of trading on the basis of inside information, the Company requires that executive officers, Board members, and certain other employees of the Company (attached hereto as <u>Exhibit A</u>) designated by the Company's Insider Trading Compliance Officers (collectively, "**Designated Insiders**") be subject to Blackout Periods (as defined below). A "**Blackout Period**" is:

The period commencing two weeks prior to the end of each of the Company's fiscal quarters and its year end, and ending after two full Trading Days following the public disclosure of the financial results for such fiscal quarter or year-end.

Designated Insiders and their Family Members/Controlled Entities may not conduct transactions involving the purchase or sale of the Company's securities during any Blackout Period.

This is established because of Designated Insiders' access to the Company's internal financial statements or other Material Nonpublic Information regarding the Company's performance during annual and quarterly fiscal periods.

In addition to the Blackout Periods described above, the Company may announce "special" Blackout Periods from time to time. Typically, this will occur when there are nonpublic developments that would be considered material for insider trading law purposes such as a major corporate transaction, material litigation or regulatory proceedings that could materially impact the Company's business. Depending on the circumstances, a "special" Blackout Period may apply to all Designated Insiders or only a specific group of Designated Insiders. An Insider Trading Compliance Officer will provide written notice to Designated Insiders subject to a "special" Blackout Period. Any person made aware of the existence of a "special" Blackout Period should not disclose the existence of the Blackout Period to any other person. The failure of the Company to designate a person as being subject to a "special" Blackout Period will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. As used in this Policy, the term "Blackout Period" shall mean all periodic Blackout Periods and all "special" Blackout Periods announced by the Company.

The purpose of a Blackout Period is to help establish a diligent effort to avoid any improper transactions. Trading in the Company's securities outside a Blackout Period should not be considered a "safe harbor", and all Covered Persons and other persons subject to this Policy should use good judgment at all times. **Even outside a Blackout Period, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company's securities until such information has been known publicly for at least two <u>full</u> Trading Days after the date of announcement**. Each person is individually responsible at all times for compliance with the prohibitions against insider trading.

Pre-clearance of Trades. The Company has determined that Designated Insiders must at all times refrain from trading in the Company's securities without first complying with the Company's "pre-clearance" process. A Designated Insider must contact one of the Company's Insider Trading Compliance Officers not less than two (2) business days, but not more than five (5) business days, prior to commencing any trade in the Company's securities. This preclearance requirement applies to any transaction or transfer involving the Company's securities, including a stock plan transaction such as an option exercise, or a gift, transfer to a trust or any other transfer.

An Insider Trading Compliance Officer must pre-clear each proposed trade or transfer to be made by a Designated Insider. The Insider Trading Compliance Officer is not under any obligation to approve a trade or transfer submitted for pre-clearance, and may prohibit a trade or transfer. Unless notified otherwise by the Company, Designated Insiders must comply with these pre-clearance requirements until the later of ninety (90) days or the end of the first Blackout Period following the termination of their status as a Designated Insider.

To facilitate the process, the Company has prepared a pre-clearance request, in the form attached hereto as <u>Exhibit B</u>, to be completed and provided to the Insider Trading Compliance Officer. The Insider Trading Compliance Officer will assist with the approval process. No trade or transfer may be effected until the requesting Designated Insider has received the approved Pre-Clearance Request Form, even if two (2) business days have passed since the Pre-Clearance Request Form was submitted. Approval for transactions will generally be granted only outside of a Blackout Period and the transaction may only be performed outside of the Blackout Period in which the approval was granted and in any event within two (2) business days from the date of approval.

If any Designated Insider wishes to implement a trading plan under SEC Rule 10b5-1, the Designated Insider must first pre-clear the plan with an Insider Trading Compliance Officer. As required by Rule 10b5-1, a person may enter into a trading plan only when he or she is not in possession of Material Nonpublic Information. In addition, a trading plan may not be entered into during a Blackout Period. Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction.

<u>Individual Responsibility</u>

Every Covered Person has the individual responsibility to comply with this Policy against insider trading, regardless of whether a transaction is executed outside a Blackout Period or is pre-cleared by the Company. The restrictions and procedures are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each Covered Person in connection with any trade in the Company's securities. A Covered Person may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

<u>Certain Exceptions</u>

Stock Options Exercises. For purposes of this Policy, the Company considers that the exercise of stock options (or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements) under the Company's equity incentive plans to be exempt from this Policy (other than pre-clearance requirements for Designated Insiders). The restrictions on trading in this Policy *do apply*, however, to any sale of stock as part of a broker-assisted "cashless" exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements.

Restricted Stock/Restricted Unit Awards. This policy does not apply to the vesting of restricted stock or restricted units, or the withholding by the Company of shares to satisfy tax withholding requirements upon the vesting of restricted stock or restricted units.

Employee Stock Purchase Plan. In the event the Company implements an employee stock purchase plan ("**ESPP**"), this Policy does not apply to purchases of Company stock in the ESPP resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company stock resulting from lump sum contributions to the ESPP, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to a participant's election to participate in or increase his or her participation in the ESPP, and to a participant's sales of Company stock purchased pursuant to the plan.

Additional Restrictions

Short Sale Transactions. No Covered Person may ever make a "short sale" of Company securities, including "sales against the box" (*i.e.,* when the seller actually owns sufficient securities to make delivery but chooses to borrow securities to cover the sale), whether or not such Covered Person possesses Material Nonpublic Information. Short sales of Company securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales by Covered Persons of Company securities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934 (the "**Exchange Act**") prohibits Board members and executive officers from engaging in short sales.

Publicly Traded Options and Warrants. A transaction in options or warrants is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that the Covered Person is trading based on inside information. Transactions in options or warrants also may focus the trader's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in options, warrants, puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Option positions arising from certain types of hedging transactions are governed by the section below captioned "*Hedging or Monetization Transactions.*"

Hedging or Monetization Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a Covered Person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow a Covered Person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, a Covered Person's interests and the interests of the Company and its stockholders may be misaligned and may signal a message to the trading market that may not be in the best interests of the Company and its stockholders at the time it is conveyed. Accordingly, hedging transactions and all other forms of monetization transactions are prohibited.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the Covered Person is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company securities pursuant to Blackout Period restrictions. Thus, shares of Company stock may not be held in a margin account. Additionally, Covered Persons are prohibited from pledging Company securities as collateral for a loan outside of a margin account. Upon application to the Nominating and Corporate Governance Committee of the Board of Directors, the Committee may grant a limited exception to the restriction on pledging securities outside of a margin account. Exceptions may be granted based on, among other considerations, (i) a Covered Person's demonstrated financial capacity to repay the loan without resorting to the pledged securities, (ii) the aggregate percentage of securities proposed to be pledged representing no more than 20% of a Covered Person's ownership (excluding options, unvested restricted stock and restricted stock units and similar instruments) of Company securities, (iii) the securities to be pledged not including any securities required to be held by an executive officer or Board member pursuant to the Company's stock ownership guidelines, and (iv) the amount of the pledged securities in terms of total shares of common stock outstanding, the market value of the total shares of common stock outstanding, and the trading volume of the shares of common stock.

Company Transactions

From time to time, the Company may engage in transactions in its own securities. It is Company policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the Rule (a "**Rule 10b5-1 Plan**"). If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, the adoption, amendment or termination of a 10b5-1 plan must meet the requirements set forth in Appendix A, "*Guidelines for Rule 10b5-1 Trading Plans,*" including the requirement for Designated Insiders that the 10b5-1 plan be reviewed and approved by one of the Insider Trading Compliance Officers at least five business days prior to entry into the plan. In the case of pre-clearance for a 10b5-1 plan, the 10b5-1 plan must be executed within four business days (or, if sooner, prior to commencement of a quarterly or event-specific Blackout Period). Note that special requirements and pre-clearance procedures apply to modifications and terminations of 10b5-1 plans. Please consult Appendix A, "Guidelines for Rule 10b5-1 Trading Plans," for details. The Insider Trading Compliance Officer is not under any obligation to approve a Rule 10b5-1 Plan submitted for approval. In general, a Rule 10b5-1 Plan must be entered into, amended or terminated at a time when the person taking such action is not aware of Material Nonpublic Information.

Because the SEC rules on trading plans are complex, you should consult with your own legal and financial advisors and be sure you fully understand the limitations and conditions of the rules before you establish a 10b5-1 plan.

Post-Termination Transactions

This Policy continues to apply to transactions in Company securities even after a Covered Person has resigned or terminated employment or service. If the person who resigns or separates from the Company is in possession of Material Nonpublic Information at that time or was otherwise subject to a Blackout Period at the time of separation, then he or she may not trade in Company securities until such information has become public or is no longer material or until the Blackout Period to which he or she was subject ends, as applicable.

Stop-Transfer Instructions

The Company may, in its discretion, provide stop-transfer instructions to its transfer agent to enforce trading restrictions imposed by this Policy on Insider Trading, including, without limitation, restrictions relating to Blackout Periods or post-termination transactions.

Potential Criminal and Civil Liability and/or Disciplinary Action Liability for Insider Trading

Any Covered Person or Family Member/Controlled Entity who engages in a transaction in the Company's securities (or the securities of another company with which the Company and its subsidiaries do business) at a time when they have knowledge of Material Nonpublic Information may be subject to penalties and sanctions, including:

- up to 20 years in jail;
- a criminal fine of up to $5,000,000;
- a civil penalty of up to $1,000,000 or, if greater, 3 times the profit gained or loss avoided; and
- SEC civil enforcement injunctions.

Liability for Tipping. Any Covered Person who tips ("**tippers**") a third party (commonly referred to as a "**tippee**") may also be liable for improper transactions by tippees to whom they have tipped Material Nonpublic Information or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities (or the securities of another company with which the Company and its subsidiaries do business). Tippers and tippees would be subject to the same penalties and sanctions as described above.

The SEC has imposed large penalties even when the tipper or tippee did not profit from the trading. Additionally, the SEC does limit its investigations to professional investors or just high net worth individuals. The SEC and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

Control Persons. The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, may in certain circumstances, be subject to the following penalties:

- a civil penalty of up to 3 times the profit gained or loss avoided as a result of the employee's violation; and
- a criminal penalty of up to $25,000,000.

Possible Termination of Employment. Employees of the Company and its subsidiaries who violate this Policy shall also be subject to disciplinary action by the Company, which may include termination of employment.

<u>**Inquiries**</u>

Please direct questions as to any of the matters discussed in this Policy to the Company's Insider Trading Compliance Officers at the following addresses:

Manuel Chavez	Stephanie Hogue	Paul Gohr
Chairman, Chief Executive Officer	President	Chief Financial Officer
manuel@mobileit.com	stephanie@mobileit.com	paul.gohr@mobileit.com

<u>**Acknowledgment and Training**</u>

All new employees of the Company are required to acknowledge and accept this Policy on an annual basis and attend all mandatory training. The Insider Trading Policy can be found in the "Policies" section of the Company's on-line human resources management tool on the Company's intranet.

[Exhibits Follow]

EXHIBIT A

MOBILE INFRASTRUCTURE CORPORATION
ROLES DEFINED AS DESIGNATED INSIDERS

All individuals that have the roles or titles identified below are "designated insiders".

- Executive Officers and members of the Board of Directors.
- The following employees in the following functional areas:

    ○ Financial Reporting, as determined by the Chief Financial Officer; and
    ○ Internal Audit, if any.

- Any employee not included in the above categories that may have access to material, nonpublic information (these employees will be designated as a "designated insider" by the Insider Trading Compliance Officers).

EXHIBIT B

MOBILE INFRASTRUCTURE CORPORATION
PRE-CLEARANCE REQUEST

The following information must be provided in the pre-clearance request sent to the Insider Trading Compliance Officer by email at paul.gohr@mobileit.com:

1. Name:
2. Subject to Rule 144/Form 4: (Y/N)
3. Insider: (Y/N)
4. Trade Dates: (From/To)
5. Type of Trade: (Same Day Sale/Sell To Cover/Cash Exercise)
6. Shares Restrictions: (# of shares if any restricted to sell)

Appendix A: Guidelines for Rule 10b5-1 Plans

Rule 10b5-1 ("Rule 10b5-1") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to the Policy must enter into a Rule 10b5-1 trading plan for transactions in Company securities that meets certain conditions specified in the rule (referred to here and in this Policy, as "10b5-1 plan").

As such, the Company permits its directors, officers and employees as well as such persons' Family Members and Controlled Entities to enter into 10b5-1 plans and has adopted the following guidelines regarding the adoption, modification and termination of any such 10b5-1 plans. ***All references in these guidelines to you should be read to include your Family Members and Controlled Entities***. Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.

These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The Insider Trading Compliance Officers will interpret and administer these guidelines for compliance with the Policy and the requirements below. No personal legal or financial advice is being provided by the Company regarding any 10b5-1 plan or proposed trades. You remain ultimately responsible for ensuring that your 10b5-1 plan and contemplated transactions fully comply with applicable securities laws. It is recommended that you consult with your own attorney, broker, or other advisors about any contemplated 10b5-1 plan. ***Note that, beginning April 1, 2023, if you are a director or Section 16 officer (as defined below), the Company is required to disclose the material terms of your 10b5-1 plan, other than with respect to price, in its periodic report for the quarter in which the 10b5-1 plan is adopted or terminated or modified (as described below).***

1. **Pre-Clearance Requirement**. The 10b5-1 plan must be reviewed and pre-approved in advance by the Insider Trading Compliance Officers at least three business days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines.
2. **Time of Adoption**. Subject to the pre-clearance requirements described above, the 10b5-1 plan must be adopted at a time when:

    - You are not aware of any material non-public information; and
    - A Blackout Period is not in effect (for anyone subject to Blackout Periods).

3. **Plan Instructions**. Any 10b5-1 plan you adopt must be in writing, signed and either:

    - specify the amount, price and date of the sales (or purchases) of Company securities to be effected;
    - provide a formula, algorithm or computer program for determining when to sell (or purchase) Company securities, the quantity to sell (or purchase) and the price; or
    - delegate decision-making authority with regard to these transactions to a broker or other agent without any material nonpublic information about the Company or Company securities.

Once adopted, you may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted 10b5-1 plan.

4. **No Hedging**. You must not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the 10b5-1 plan and must agree not to enter into any such transaction while the 10b5-1 plan is in effect.
5. **Good Faith Requirements**. You must enter into the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. You must act in good faith with respect to the 10b5-1 plan for the entirety of its duration.
6. **Certifications for Directors and Officers**. If you are a director or officer, as defined in Rule 16a- 1(f) under the Exchange Act ("Section 16 officer"), the 10b5-1 plan must include the following certifications: (1) you are not aware of any material nonpublic information about the Company or Company securities; and (2) you are adopting the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

7. **Cooling Off Periods**. The first trade under the 10b5-1 plan may not occur until the expiration of a cooling-off period as follows:

- If you are a director or Section 16 officer, the later of (a) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5- 1 plan was adopted and (b) 90 calendar days after adoption of the 10b5-1 plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
- If you are not a director or Section 16 officer, 30 days after adoption of the 10b5-1 plan.

8. **No Overlapping 10b5-1 Plans**. No more than one 10b5-1 plan can be effecting trades at a time. Notwithstanding the foregoing, two separate 10b5-1 plans can be in effect at the same time (but not trading at the same time) so long as your later-commencing plan meets all the conditions set forth in Rule 10b5-1. ***Depending on the circumstances, terminating your earlier-commencing plan after entering into your later-commencing plan may cause plan(s) to no longer be eligible for the affirmative defense under Rule 10b5-1***. For additional information about terminations, refer to Section 10. Please consult the Insider Trading Compliance Officers with any questions regarding overlapping plans.

9. **Single Transaction Plans**. You may not enter into more than one 10b5-1 plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-transaction plan is "designed to effect" the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly, require execution in a single transaction.

10. **Modifications and Terminations**.

- Modifications, amendments and terminations of an existing 10b5-1 plan are strongly discouraged due to legal risks and can affect the validity and availability of the Rule 10b5-1 affirmative defense on trades that have taken place under the plan prior to such modification, amendment or termination. Under Rule 10b5-1 and these guidelines, any modification or amendment to the amount, price, or timing of the purchase or sale of the securities underlying the 10b5-1 plan will be deemed to be a termination of the current 10b5-1 plan and creation of a new 10b5-1 plan. If you are considering changes to your 10b5-1 plan, such as changing the account information, you should consult with the Insider Trading Compliance Officers in advance to confirm that any such change does not constitute an effective termination of your plan.

  As such, the modification or amendment of an existing 10b5-1 plan must be reviewed and approved in advance by the Insider Trading Compliance Officers in accordance with the pre-clearance procedures set forth in the Policy and Section 1 of these guidelines, and will be subject to all the other requirements set forth in Sections 2 - 10 of these guidelines regarding the adoption of a new 10b5-1 plan.

- The termination (other than through an amendment or modification) of an existing 10b5-1 plan must be reviewed and approved in advance by the Insider Trading Compliance Officers in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances, the termination of a 10b5-1 plan will not be approved unless:

  1. You terminate a 10b5-1 plan at a time when you are not aware of material nonpublic information; and
  2. A Blackout Period is not in effect (for anyone subject to Blackout Periods).

Exhibit 21.1

List of Subsidiaries of the Registrant

MVP PF Memphis Poplar 2013, LLC	Minneapolis Venture, LLC	MVP Louisville Station Broadway, LLC
MVP PF St. Louis 2013, LLC	MVP Indianapolis Meridian Lot, LLC	White Front Garage Partners, LLC
Mabley Place Garage, LLC	MVP Milwaukee Clybourn, LLC	Cleveland Lincoln Garage, LLC
MVP Denver Sherman, LLC	MVP Milwaukee Arena Lot, LLC	MVP Houston Preston Lot, LLC
MVP Fort Worth Taylor, LLC	22 Sheridan Bricktown Garage, LLC	MVP Houston San Jacinto Lot, LLC
MVP Milwaukee Old World, LLC	MVP Denver 1935 Sherman, LLC	MVP Detroit Center Garage, LLC
MVP Houston Saks Garage, LLC	MVP Bridgeport Fairfield Garage, LLC	MVP St. Louis Broadway, LLC
MVP Milwaukee Wells, LLC	West 9th Street Properties II, LLC	St. Louis Seventh & Cerre, LLC
MVP St. Louis Cardinal Lot, DST	MVP Acquisitions, LLC	MVP Preferred Parking, LLC
MVP Indianapolis City Park Garage, LLC		
Mobile Intermediate Holdings, LLC	Mobile Infra Holdings, LLC	MVP Raider Park Garage, LLC
Minneapolis City Parking, LLC	MVP St. Louis Washington, LLC	MVP New Orleans Rampart, LLC
St. Louis Broadway Group, LLC	MVP St. Paul Holiday Garage, LLC	MVP Hawaii Marks Garage, LLC
222 W 7th Holdco, LLC	MVP St. Louis Cerre, LLC	1W7 Carpark, LLC
Denver 1725 Champa Street Garage, LLC	322 Streeter Holdco, LLC	2nd Street Miami Garage, LLC
MVP REIT II St. Louis Cardinal Lot Investment, LLC	Mabley Place Garage II, LLC	Chapman Properties, LLC
	Mobile Infra Operating Partnership, L.P.	MIC 2029 7-Pack Holdco, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333- 276109 on Form S-8 of our report dated March 11, 2025, relating to the financial statements of Mobile Infrastructure Corporation appearing in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 11, 2025

Exhibit 31.1

CERTIFICATIONS

I, Manuel Chavez, certify that:

1. I have reviewed this this Form 10-K of Mobile Infrastructure Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2025

/s/ *Manuel Chavez*
_____
Manuel Chavez
Chief Executive Officer
(Principal Executive Officer)
Mobile Infrastructure Corporation

Exhibit 31.2

CERTIFICATIONS

I, Stephanie Hogue, certify that:

1. I have reviewed this this Form 10-K of Mobile Infrastructure Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2025

/s/ Stephanie Hogue
_____
Stephanie Hogue
President
(Co-Principal Financial Officer)
Mobile Infrastructure Corporation

Exhibit 31.3

CERTIFICATIONS

I, Paul Gohr, certify that:

1. I have reviewed this this Form 10-K of Mobile Infrastructure Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2025

/s/ Paul Gohr
_____
Paul Gohr
Chief Financial Officer
(Co-Principal Financial Officer and Principal Accounting Officer)
Mobile Infrastructure Corporation

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

Manuel Chavez, as Chief Executive Officer of Mobile Infrastructure Corporation (the "Registrant"), Stephanie Hogue, as President of the Registrant, and Paul Gohr, as Chief Financial Officer of the Registrant hereby certify, pursuant to 18 U.S.C. Sec. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Registrant's Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 11, 2025

/s/ Manuel Chavez
Manuel Chavez
Chief Executive Officer
(Principal Executive Officer)
Mobile Infrastructure Corporation

Date: March 11, 2025

/s/ Stephanie Hogue
Stephanie Hogue
President
(Co-Principal Financial Officer)
Mobile Infrastructure Corporation

Date: March 11, 2025

/s/ Paul Gohr
Paul Gohr
Chief Financial Officer
(Co-Principal Financial Officer and Principal Accounting Officer)
Mobile Infrastructure Corporation

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

CORPORATE INFORMATION

Executive Officers

Manuel Chavez, III
Chief Executive Officer

Stephanie Hogue
President, Treasurer and Corporate Secretary

Paul Gohr
Chief Financial Officer

Directors

Manuel Chavez III
Stephanie Hogue
David Garfinkle
Brad Greiwe
Danica Holley
Damon Jones
Jeffrey B. Osher

Corporate Address

30 W. 4th Street,
Cincinnati, Ohio 45202

Independent Auditors for 2025 Fiscal Year

Deloitte & Touche LLP

Counsel

Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, Maryland 21202

Transfer Agent

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York

Stock Market Information

Our common stock is listed on the NYSE American LLC under the symbol "BEEP."

Annual Report on Form 10-K

Mobile Infrastructure Corporation's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024, including the financial statements and financial statement schedules, but excluding exhibits, is available free of charge by writing to Mobile Infrastructure Corporation, attention Corporate Secretary, at the address set forth above. A copy of the Annual Report on Form 10-K is also available free of charge at the SEC's website at www.sec.gov.

Website

www.mobileit.com

